










2010
SRA ANNUAL
SUMMARY REPORT


SRA
INTERNATIONAL, INC.
Honesty and Service®

As our global society becomes more connected and complex, solving issues of universal significance takes on greater urgency.

SRA's team of more than 7,000 employees is committed to helping clients create a healthier, safer, more resilient world. We apply human ingenuity and innovative technologies to tackle challenges affecting national security, intelligence and space, global health, the environment and aviation.

With more than 30 years of experience, our relationships with national security, health and civil government organizations run deep and give us greater insight into the scope of problems facing the world in 2010 and beyond.


Received SEC
SEP 17 2010
Washington, DC 20549

2010 SRA Annual Summary Report



Printable PDF (*47k*)

Additional Information

2009 SRA Annual Summary Report
Corporate Profile
Investors

Any statements in this annual summary report about future expectations, plans, and prospects for SRA, including statements about the estimated value of the contract and work to be performed, and other statements containing the words "estimates," "believes,""plans" "expects," "will," and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements. In addition, the forward-looking statements included in this annual summary report represent our views as of September 17, 2010. We anticipate that subsequent events and


cyber security
energy
2010
SRA ANNUAL
SUMMARY REPORT

Message From SRA

Founder & Chairman

Dr. Ernst Volgenau


SRA
INTERNATIONAL, INC.
Honesty and Service®

As we close out a year characterized by global uncertainty, our commitment to creating value for customers and shareholders is unwavering. Despite the climate of instability, SRA employees have always been motivated by the ideal that our work makes a difference. We take pride in our business achievements, but we also know success is not measured in dollars alone. It is evidenced by our ability to tackle big issues with singular focus, to solve pressing problems in innovative ways and to give back to our communities.

SRA is meeting the challenges of the new decade head-on by leveraging our expertise in key markets and growing capabilities in important adjacent areas. We are also advancing our technical skills to prepare for new opportunities and stay ahead of emerging market trends.

So as we stand on the threshold of another year of strategic opportunities, one thing is certain — we will rise to the challenges ahead with the same level of commitment to our core values of Honesty and Service that have distinguished SRA for more than 33 years.

Ernst Volgenau



SRA Founder & Chairman
Dr. Ernst Volgenau


2010
SRA ANNUAL
SUMMARY REPORT

Message From SRA
President & CEO
Dr. Stanton Sloane


SRA
INTERNATIONAL, INC.
Honesty and Service®

Fiscal year 2010 was a year of continued progress and growth for SRA. Revenue was $1.667 billion — up 8.2 percent from fiscal year 2009. Our efforts supported diverse customer missions that included everything from the fight against cancer to aviation safety and from strengthening our nation's defense to enhancing services to our citizens. That work was accomplished on more than 1,200 different contracts with the U.S. federal government, state and local governments, foreign governments and commercial clients in 400 locations around the world.

Among our many accomplishments last year, SRA was awarded the two largest contracts in the company's history. The first was a single-award blanket purchase agreement with the U.S. Department of Agriculture (USDA) valued at $500 million over seven years. The second was a five-year project with the Federal Deposit Insurance Corporation (FDIC) estimated at $457.8 million. Our new business pipeline continued to expand and positioned us well for organic growth throughout the year and into fiscal year 2011.


President & Chief Executive Officer
Dr. Stanton D. Sloane

Our success has reaffirmed our pledge to create customer value by executing projects with precision and integrity while keeping pace with market conditions. Last year, we introduced new solutions aimed at cyber security and the environment. We plan to expand in adjacent areas like intelligence and space, health IT and energy. As always, our technology push will coincide with world-class service delivery.

Along with organic growth, SRA made key acquisitions to complement and broaden our capabilities in growth markets. We acquired Perrin Quarles Associates (PQA), an environmental consulting firm, followed by Sentech, an energy technology company.

We also realigned our business units to better position SRA for growth in the intelligence sector. Our newly created Intelligence and Space division will develop analytical and technical offerings for this unique market.

Finally, SRA continued to invest in its people. We know the reason for our enduring success lies firmly in the hands of our more than 7,000 employees. To support their professional goals and personal aspirations, we are committed to


2010
SRA ANNUAL
SUMMARY REPORT

Financial Performance


SRA
INTERNATIONAL, INC.
Honesty and Service®

In fiscal year 2010, SRA revenue increased by 8.2 percent from $1.541 billion in fiscal year 2009 to $1.667 billion.

Operating income for the year was $61.1 million. Reported operating income includes several unusual items, including asset impairment charges of $61.3 million related to the Era business. Adjusted for the impact of these unusual items, operating income was $123.3 million, for an operating margin of 7.4 percent, compared to 6.5 percent in fiscal year 2009.

A reconciliation between the adjusted results and the reported results is provided at the bottom of this page. SRA's new contract awards were $2.35 billion, equating to a book-to-bill ratio of 1.4 for the year. As of June 30, 2010, the company's backlog of signed business orders was $4.45 billion, up 10 percent year-over-year.

Cash flow from operations in fiscal year 2010 was $96.7 million, and SRA completed the fiscal year with no debt and more than $98 million of cash and cash equivalents.

FOR YEARS ENDING JUNE 30	2006	2007	2008	2009	2010
Revenue	$1,179,267	$1,268,872	$1,506,933	$1,540,556	$1,666,629
Operating Income	96,967	92,825	119,417	99,853	61,093
Operating Income Percentage of Revenue	8.2%	7.3%	7.9%	6.5%	3.6%
Net Income	62,520	63,430	73,264	58,000	18,415
Net Income Percentage of Revenue	5.3%	5.0%	4.9%	3.8%	1.1%
Diluted Earnings Per Share	$1.08	$1.09	$1.24	$1.01	$0.32
Total Interest-Bearing Debt	-	-	$150,000	$75,000	-
Stockholders' Equity	$533,297	$625,455	$692,936	$741,620	$771,563
Cash Flow from Operations	$86,831	$122,444	$83,797	$90,636	$96,700
Number of Employees	4,963	5,201	6,497	6,977	7,132

SRA International Inc., and subsidiaries. Dollar amounts are in thousands except diluted earnings per share.

Net Income ($ MIL)


$62.5
$63.4
$73.3
$58.0
$18.4
06
07
08
09
10

Diluted Earnings Per Share


$1.08
$1.09
$1.24
$1.01
$.32
06
07
08
09
10

Cash flow from Operations ($ MIL)


$86.8
$122.4
$83.8
$90.6
$96.7
06
07
08
09
10

Number of Employees


4,963
5,201
6,497
6,977
7,132
06
07
08
09
10

Reconciliation of Non-GAAP Financial Measure (Unaudited) (in thousands)

The financial measure operating income, as adjusted, is a non-generally accepted accounting principles, or GAAP, financial measure. We believe this non-GAAP measure provides investors with useful supplemental information regarding underlying business trends and performance of our ongoing operations and is useful for period-over-period comparisons of such operations. This measure is not calculated through the application of GAAP and is not the required form of disclosure by the Securities and Exchange Commission. As such, it should not be considered a substitute for the most directly comparable GAAP measure and should not be used in isolation, but in conjunction with the GAAP measure. The use of any non-GAAP measure may produce results that vary from the GAAP measure and may not be comparable to a similarly defined non-GAAP measure used by other companies. Reconciliations to the most directly comparable GAAP financial measures are included in the table below.

		Year Ended June 30, 2010
Operating income, as reported	$	61,093
Add: Impairment of goodwill and long-lived assets		61,315
Less: Settlement of claims against Era sellers		(3,361)
Add: Sale of Constella Futures Holding, LLC		1,889
Add: Facility exit charge		2,332
Non-GAAP operating income, as adjusted	$	123,268


cyber security
2010
SRA ANNUAL
SUMMARY REPORT

Markets We Serve


SRA
INTERNATIONAL, INC.
Honesty and Service®

As a trusted expert, we offer deep domain expertise in national security, intelligence, civil government, global health and air traffic management – providing innovative solutions and proven technical tools for our clients around the world.

» Products We Deliver
» Services We Offer
» Solutions We Provide

National Security

Protecting national security is a formidable challenge, requiring a partner who has deep domain expertise and delivers enterprise-wide solutions to solve our client's complex problems. We serve clients in the Department of Defense, the Department of Homeland Security and the intelligence community by developing the innovative solutions required to help create a safe and secure world.


National Security

Customers*
- Department of Homeland Security
- U.S. Air Force
- U.S. Army
- U.S. European Command (EUCOM)
- U.S. Special Operations Command

Capabilities
- Communications and IT Support
- Cyber Security
- Lifecycle Management
- Supply-Chain Management
- Systems Engineering

Intelligence and Space

SRA gives clients timely, actionable information and innovative tools and techniques to deal with the ever-changing global landscape – mission solutions at mission speed. For sensitive military and national intelligence missions, we provide the technical and functional expertise needed to improve information gathering and analysis across geographies and organizations. For complex spaced-based programs, we deliver products and services at every phase – from mission concept through spacecraft retirement.


Intelligence & Space

Customers*
- Defense Intelligence Agency
- Department of Defense
- U.S. Secret Service
- National Aeronautics and Space Administration
- Intelligence Community

Capabilities
- Geospatial Solutions
- Intelligence Community Policy and Guidance
- Software Development
- Research, Engineering and Develpment

Civil Government

Citizens want their government to provide efficient and effective services. SRA supports federal civil agencies with a wide range of professional and IT consulting services and enterprise-wide infrastructure support. Our technology and strategic enterprise consultants support a spectrum of federal, state and local agencies.


Civil Government

Customers*
- Department of Justice
- Department of State
- Environmental Protection Agency
- Federal Deposit Insurance Corporation
- Internal Revenue Service
- Office of Personnel Management

Capabilities
- Cyber Security
- Data Mining
- Green IT Environmental Services
- IT Infrastructure
- Managed Services
- Program Management

Global Health

SRA leverages its scientific and technology expertise to tackle today's most diverse and complex global health challenges. Whether conducting public health research studies or developing disease surveillance systems, we apply expertise to achieve local and global health program success.


Global Health

Customers*
- Centers for Disease Control and Prevention
- Department of Veterans Affairs
- Food and Drug Administration
- National Institutes of Health

Capabilities
- IT Systems and Infrastructure
- Public Health Program Management
- Strategic Planning
- Surveillance and Monitoring

Transportation and Air Traffic Management


cyber security
2010
SRA ANNUAL
SUMMARY REPORT


SRA
INTERNATIONAL, INC.
Honesty and Service®

10K & Proxy Statement

To download a PDF version of SRA's 2010 Proxy Statement or 10-K filing, please click the links below:


2010 Proxy Statement


2010 Form 10-K

SRA INTERNATIONAL INC (SRX)

4300 FAIR LAKES COURT
FAIRFAX, VA, 22033
703-803-1500
www.sra.com

10-K

Annual report pursuant to section 13 and 15(d)
Filed on 8/12/2010
Filed Period 6/30/2010



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10–K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED JUNE 30, 2010

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 001–31334

SRA International, Inc.
(Exact name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**54–1360804** (I.R.S. Employer Identification No.)
4300 Fair Lakes Court, Fairfax, Virginia (Address of Principal Executive Offices)	**22033** (Zip Code)

Registrant's telephone number, including area code: (703) 803–1500

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of Exchange on Which Registered
Class A common stock, $0.004 par value per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well–known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S–T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S–K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10–K or any amendment to this Form 10–K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non–accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b–2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non–accelerated filer ☐ Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b–2 of the Act). Yes ☐ No ☒

The aggregate market value of common stock held by non–affiliates of the registrant as of December 31, 2009, based upon the closing price of SRA International, Inc. class A common stock on the New York Stock Exchange on December 31, 2009, was $849 million.

As of July 31, 2010 there were 43,917,026 shares outstanding of the registrant's class A common stock and 13,000,736 shares outstanding of class B common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the definitive proxy statement to be used in connection with the SRA International, Inc. annual meeting of stockholders, to be held on October 28, 2010, and to be mailed to stockholders of record as of August 31, 2010, are incorporated by reference into Part III of this Form 10–K.

Table of Contents

SRA INTERNATIONAL, INC.
FORM 10–K
TABLE OF CONTENTS

PART I

Forward–Looking Statements

Some of the statements under "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this Form 10–K constitute forward–looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward–looking statements. In some cases, you can identify these statements by forward–looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "should," "will," and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other forward–looking information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to predict accurately or control. The factors listed in the section captioned "Risk Factors," as well as any cautionary language in this Form 10–K, provide some, but not all possible examples of risks, uncertainties, and events that may cause our actual results to differ materially from the expectations we describe in our forward–looking statements.

Although we believe that the expectations reflected in the forward–looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward–looking statements, which apply only as of the date of this Form 10–K. Subsequent events and developments may cause our views to change. While we may elect to update these forward–looking statements at some point in the future, we specifically disclaim any obligation to do so.

Item 1. BUSINESS OVERVIEW

SRA International, Inc. (SRA) is a leading provider of technology and strategic consulting services and solutions primarily to government organizations. Headquartered in Fairfax, Virginia, SRA is dedicated to solving complex problems for our clients by providing services, systems, and solutions that enable mission performance, improve efficiency of operations, and/or reduce operating costs.

As of June 30, 2010, we had over 7,100 employees with a broad variety of information technology (IT) and customer domain expertise. For our fiscal year ended June 30, 2010, revenue from work performed as a prime contractor or as a subcontractor on engagements with U.S. government clients accounted for 93% of our revenue. The remaining portion was attributable to international government, state and local government, and commercial clients. Our clients include numerous U.S. federal government departments in the executive branch, including military services and combat support and civil agencies, as well as judicial and legislative branch agencies.

The market for providing IT and professional services for the U.S. federal government is sizable. According to the *Federal Information Technology Market, 2010–2015* report published by INPUT, an independent federal government market research firm, the contracted portion of U.S. federal government spending on IT is forecasted to grow at an annual rate of 5.4% from $85.8 billion during fiscal year 2010 to $111.6 billion in federal fiscal year 2015. We currently focus our efforts on a portion of this market. In addition to IT services, our addressable market includes management consulting, engineering, and other professional services. Since the market for these services is large relative to our size, our primary growth strategy is to continue to gain market share, rather than to expand into new markets.

We have a balanced portfolio of clients in national security (defense, homeland security and law enforcement), civil government (environmental, aviation and other domestic customers), health care and public health, and intelligence and space. We strive to offer creative technical and analytical solutions to our customers' most challenging problems. We differentiate ourselves through quality execution, domain expertise and customer satisfaction. Over the long term, we are focused on organic revenue growth, although we may continue to augment our organic growth through acquisitions. We intend to generate earnings and cash flow expansion through a combination of top–line growth, cost management and capital efficiency.

CAPABILITIES

Our business delivers a variety of technology and professional services focused on creating tangible value for our clients. We maintain the comprehensive IT skills required to support the entire life cycle of our clients' systems, including: strategic consulting; systems design, development, and integration; cyber security and information assurance; outsourcing and managed services; and business solutions. In connection with our service offerings, we also sometimes develop and sell proprietary software and from time to time hardware products in various markets.

Strategic Consulting. We help clients formulate business and execution plans to improve performance, cost effectiveness, and quality of service. We assess current operations, develop targeted strategies and plans for improvement, define key priorities and accountability, and design enterprise architectures that capitalize on client investments in legacy systems while enabling them to make a seamless transition to modern technology environments. We work with leaders and their management teams to develop specific implementation plans to achieve established strategies, effectively track and manage implementation efforts, and measure and validate results.

Systems Design, Development, and Integration. Our services include project management, systems design, network and systems integration, data analysis and integration, security engineering, software development, database design and development, and independent test and evaluation. We analyze system concepts and assess data and information needs, define requirements, develop operational prototypes, and integrate complex mission–critical systems and solutions that comply with a client's enterprise architecture. Based on client requirements, we may design custom–built systems; integrate and implement commercial off–the–shelf solutions, such as those for supply chain management, enterprise resource planning (ERP), and case management; or combine both approaches using service–oriented architecture principles and other industry best practices.

A portion of our business is International Organization for Standardization (ISO) 9001:2000 certified and we maintain a company–wide Capability Maturity Model Integrated (CMMI) level 3 rating under the standards established by the Software Engineering Institute. These qualifications, which reflect that we have mature and repeatable processes, are often required to bid on complex software development and systems integration projects for the U.S. government.

Cyber Security and Information Assurance. Our customer base faces an increasingly sophisticated threat from organized, group–based cyber attacks. We offer a proactive, multi–disciplinary approach to cyber security and information assurance. Our suite of solutions includes security architecture, secure systems integration, cyber security operations, information operations, compliance, privacy and training services. We have deployed these offerings for a variety of customers in the national security and civilian agency markets, both as stand–alone cyber security contracts and as elements of broad–based infrastructure support contracts.

Outsourcing and Managed Services. We partner with clients to consolidate and modernize existing infrastructures, improve customer service, and reduce the total cost of operations through effective use of industry best practices and performance–based contracting methods. We also support clients with operations management services, sometimes referred to as co–sourcing. Based on client needs, we may oversee their technical infrastructure, manage their applications and networks, or operate their business processes in accordance with service–level agreements. Through infrastructure support contracts, we also purchase third–party hardware and/or software—commonly referred to as direct materials or rebillables—for integration into the network or application systems we provide.

Business Solutions. We have developed tailored solutions that focus on specific business requirements that are common to many of our clients. These business solutions generally apply to clients within each of our target markets. Our core business solutions include text and data mining; ERP; business intelligence; command and control systems; contingency and disaster planning; enterprise architecture and portfolio management; environmental support services; identity management; information sharing and knowledge management; infrastructure modernization; service–oriented architecture; training, modeling, and simulation; clinical research outsourcing, regulatory consulting and data management; law enforcement and intelligence support; and wireless integration services. These business solutions consist of tools, techniques, and methods that reflect the specific competencies we have gained from our experience in these areas.

Research and Development

Our research and development (R&D) team works with professionals across the company to assess client needs and to focus our investments on meeting those needs. We incurred $5.0 million, $4.0 million and $2.1 million of costs in R&D activities in fiscal years 2010, 2009 and 2008, respectively.

We have pursued internally– and government–funded R&D in such areas as data mining, natural language understanding, knowledge management, cyber security, and wireless applications. Our intellectual property portfolio is limited and includes largely trade secrets as well as copyrights and patents. Our patent portfolio is small. The majority of our revenue is earned through our technical services, which we believe are generally not dependent upon patent protection. We occasionally license software and other technology protected by appropriate license agreements and trade secret and copyright law. We do not typically license our patents to customers.

MARKETS

We deliver our technology and professional services to clients in four target markets: national security, civil government, health care and public health, and intelligence and space. The company is organized into strategic sectors that are aligned with these markets. Each of these markets includes a combination of U.S. federal government agencies, state and local governments, commercial, and international customers. Revenue by market for fiscal years 2008 through 2010 is summarized in the table below.

Market	Fiscal year ended June 30,		
	2010	2009	2008
		(in millions)	
National security	$ 702.5	$ 652.5	$ 666.4
Civil government	549.8	561.6	453.1
Health care and public health	275.1	208.5	262.3
Intelligence and space	139.2	118.0	125.1
Total	$ 1,666.6	$ 1,540.6	$ 1,506.9

National Security

In the area of national security, SRA designs, develops, integrates, implements, and maintains large and complex systems for defense and military service organizations, and provides strategic and tactical command, control and communications systems for law enforcement and public safety. We also offer analytical support to the government and private industries.

For the Defense Department, we design, develop, integrate, implement, and maintain complex systems in accordance with network–centric and service–oriented enterprise architectures. We also have subject matter expertise in command, control, communications, computers, intelligence, surveillance and reconnaissance

(C4ISR), cybersecurity, logistics, transportation, acquisition, personnel, finance, and installation management. These capabilities represent a full–service solution for Defense customers seeking to improve mission effectiveness and organizational efficiency.

The Department of Homeland Security is interested in enterprise systems that enable better coordination and communication within and among agencies and departments. Our experts work with customers in these areas to improve interoperability among IT systems while maintaining data privacy and access control. At the state and local level, and in some cases through federal homeland security funding, we deliver software and analytical consulting solutions for counter–terrorism, gang reconnaissance, and other intelligence analysis.

Our largest federal government customer in the national security market is the U.S. Army for which we perform systems integration, software development, logistics and transportation management, network operations and maintenance, and other technology and professional services.

Civil Government

We support federal civil agencies with comprehensive professional and technology consulting services and enterprise–wide infrastructure support. We also provide solutions for aircraft and vehicle tracking through our aviation business.

We partner with civil agencies to improve the efficiency of their business processes and systems. Our ERP software expertise enables us to compare custom–built and commercial–off–the–shelf solutions and implement the system that best suits our customers' specific needs. Our enterprise architecture services, as well as web and wireless solutions, are of particular interest to government agencies responding to the necessity for interoperability among IT systems and the demand for transparency in government functions.

Our largest federal government customers in the civil market include the Federal Deposit Insurance Corporation, the Government Accountability Office, the Department of Agriculture, and the Department of the Treasury. In light of current U.S. federal priorities, our business presence at the Environmental Protection Agency has also been growing.

Health Care and Public Health

Given its massive information archival, retrieval, communication, and privacy challenges, the health care and public health industry has significant needs for improvement in technology and systems efficiency and is thus a strategic priority for SRA. Demographic trends have begun to accelerate the priority of health IT improvements, and we believe the aging U.S. population is likely to cause these investments to be a government priority.

Our health business serves two primary markets. First, we provide IT and professional services to the Department of Health and Human Services agencies including the National Institutes of Health, the Centers for Disease Control and Prevention, and the Food and Drug Administration, as well as the Department of Veterans Affairs. This U.S. federal component represents over three–quarters of our total health business. Second, our contract research organization business provides pharmaceutical, biotechnology, and medical device firms with strategic insight and services as they take a drug, biologic or device through the development process from concept to market.

Intelligence and Space

In the intelligence community, our federal government customers have shown an expanding need for data and text mining solutions to enable them to extract, analyze, and present data gathered from the massive volumes of information available through public sources such as the Internet. Our qualifications in cyber security and information operations are also important given the escalating threats to sensitive and classified government information and assets. During fiscal year 2010, we established the Intelligence and Space Sector (ISS) in order to focus on this market and to expand analytical support and improve information timeliness to national and defense intelligence agencies and the deployed war fighter. ISS provides IT and infrastructure support, R&D, acquisition, and operations support to various federal government customers in the national and defense intelligence communities.

EMPLOYEES

Our success as a technology and strategic consulting services and solutions company is highly dependent on our employees. As of June 30, 2010, we had over 7,100 employees. Approximately 80% of our employees are professionals or managers with technology or domain expertise. Our professional staff is highly educated, with approximately 30% holding advanced degrees. Over half of our employees have federal government security clearances.

Our active recruiting effort is aligned with our operating organizations and relies heavily on employee referrals in addition to a variety of other recruiting methods. Employee referrals accounted for approximately 30% of our new hires in fiscal year 2010.

The labor market for technology workers with high-level security clearances remains tight. To compete effectively for the best available employees, we offer a combination of rewarding job responsibilities, competitive compensation and benefits, and opportunities for merit-based advancement. We have no employees represented by collective bargaining agreements, other than international employees who may benefit from certain collective bargaining rights based on local country law.

GROWTH

Our objective is to grow our business as a provider of technology and strategic consulting services and solutions to U.S. federal government agencies while improving our profitability. In achieving this objective we are focused on continuing to grow organically, but will look to supplement that growth through acquisitions of small or large companies.

We intend to grow organically by positioning SRA in fast-growing areas of our addressable market, cultivating existing customer relationships, and bidding and winning contracts for new customers. We believe our diversified U.S. federal customer base positions us to address changes in government priorities or initiatives. Long-standing customer relationships and a variety of services and solutions facilitate cross-selling and expansion among existing accounts. To identify and win business for new customers, we focus on areas of particularly strong functional expertise such as cyber security, critical infrastructure protection and ERP. We also make strategic hires to improve our domain understanding and customer recognition in new markets.

Our growth plans include the pursuit of acquisitions to complement and accelerate internal expansion by adding new capabilities, customers or intellectual property. Cultural fit, access to new customers, markets and technologies, revenue growth, and profitability are among our priorities in acquisition qualification. Successful acquisitions enable us to sell a more comprehensive set of capabilities to a larger client base and to jointly pursue potential new opportunities. In the near term, our primary target market for acquisitions is expected to be U.S. government service providers.

MARKETING AND SALES

Our business development and capture process relies upon a cooperative effort between our operating units and our marketing and sales organization to further penetrate our existing accounts and to win new competitive procurements in our target markets. Primary responsibility for selling additional services to existing clients, including client account build–out, capture of follow–on work, and pursuit of small and mid–sized new contracts, rests with our businesses. Recognizing the importance of client account management, we assign entrepreneurial managers and executives to oversee our major accounts.

Primary responsibility for bidding and winning large competitive procurements, either for new clients or for strategic expansion with existing clients, rests with our marketing and sales organization. We have a team of experienced marketing and sales professionals who perform market intelligence, capture management, strategic pricing, and proposal development. Members of our marketing and sales organization work closely with their counterparts in our businesses as we compete to win new contracts.

Over the past several years, we have invested significant resources in expanding and improving our marketing and sales capabilities. We have launched a number of new initiatives, to include implementing a competitive market intelligence and pricing capability; increasing our bid and proposal budgets for capture activities; developing a more geographically dispersed business base and regional sales capability; and focusing more of our resources on large opportunities. We have also established new training programs to broaden and enhance the level of marketing and sales expertise in our operating units. These efforts have resulted in a larger qualified pipeline of opportunities and a growing volume of orders within the federal technology and professional services environment.

COMPETITION

We compete to win single award contracts and multiple award contracts, such as agency–specific indefinite delivery, indefinite quantity (ID/IQ) contracts, government–wide acquisition contracts (GWACs), and General Services Administration (GSA) schedule contracts. After we have won a multiple award contract, we then compete for individual delivery orders under the contract. An individual agency that desires to obtain a product or service typically invites approved providers to compete based on technological expertise, resources, price, or some other basis.

We encounter many of the same competitors in our target markets. Some examples of these competitors include:

- Federal systems integrators such as CACI International Inc., Computer Sciences Corporation, ManTech International Corporation, NCI Inc., Science Applications International Corporation, and Unisys Corporation;
- Divisions of large defense contractors such as General Dynamics Corporation, L–3 Communications, Lockheed Martin Corporation, and Northrop Grumman Corporation;
- Consulting firms such as Accenture Ltd., Booz Allen Hamilton Inc., and International Business Machines Corporation; and
- Other smaller and specialized government IT contractors.

We compete against a large number of established multinational corporations which may have greater financial or operational capabilities than we do. In certain circumstances, we also compete against smaller companies that may be able to concentrate their resources in more specialized areas or compete more effectively than us on price. Competitors may also establish teaming relationships amongst themselves and with other third parties to meet customer needs.

Although we compete in a variety of ways depending on the type of customer and the nature of the requirements, we leverage a common set of competitive advantages in each of our target markets. These differentiators include:

- *Corporate culture and customer orientation.* Given that the majority of our business is technical and professional services, the knowledge and skills of our employees are our primary differentiators. Our highly qualified professionals strive to tailor unique and efficient solutions that solve customer needs. We believe this focus on enhancing customer value serves us well in the competitive environment.

- *Technical capabilities and product offerings*. We offer a suite of technology services that span the lifecycle of customer requirements. We sometimes use our proprietary software and hardware products to further differentiate our technical solutions. We do not always offer the lowest priced alternative; instead we seek to provide the best value solution based on a combination of factors including technical approach, customer service, reliability, and price.
- *Domain expertise and customer relationships*. We generally have a solid track record of past performance across the federal government, and we have strong relationships based on our over 30 years of service and the reputation of our leadership team. In the competitive environment, we aim to combine our deep domain knowledge with our technical skills to provide solutions that efficiently and effectively meet our customers' needs.
- *Extensive set of GWACs and ID/IQs*. We have multiple GWAC and ID/IQ contract vehicles, and they provide us with a broad base of coverage across the government. These vehicles give us access to an ample set of business opportunities.

For additional discussion of risk factors associated with our markets see *Risk Factors* in Item 1A of this Annual Report on Form 10-K.

BACKLOG

Backlog represents the amount of future revenue to be recognized under existing signed contracts and includes funded and unfunded orders. We expect to recognize a significant portion of our backlog as revenues within the next 12 months. However, the U.S. government routinely deobligates funding on programs and may cancel any contract at any time. For additional discussion of backlog, see *Management's Discussion and Analysis of Financial Condition and Results of Operations* contained in Part II, Item 7, of this Annual Report on Form 10-K.

SEASONALITY

Certain aspects of our operations are influenced by the federal government's October-to-September fiscal year. The timing of contract awards, the availability of funding from the customer and the incurrence of contract costs are the primary drivers of our revenue recognition and may all be affected by the government's fiscal year. Additionally, our quarterly results are impacted by the number of working days in a given quarter. There are generally fewer working days for our employees to generate revenue in the first and second quarters of our fiscal year because our employees often take relatively longer leave for vacations and holidays, which can lead to lower profitability in those quarters.

REGULATORY MATTERS

U.S. government contracts

The vast majority of our business consists of contracts with the U.S. government, which has a highly structured and regulated competitive procurement process. Our U.S. government contracts are funded by agency budgets that operate on an October-to-September fiscal year. In February of each year, the President of the United States presents to Congress the budget for the upcoming fiscal year. This budget proposes funding levels for every federal agency and is the result of months of policy and program reviews throughout the executive branch. From February through September of each year, the appropriations and authorization committees of Congress review the President's budget proposals and establish the funding levels for the upcoming fiscal year. Once these levels are enacted into law, the Executive Office of the President administers the funds to the agencies. If Congress is unable to agree on budget priorities and is unable to pass the annual budget on a timely basis, a continuing resolution is typically enacted. A continuing resolution generally allows government agencies to operate at spending levels approved in the previous budget cycle; however, this may delay funding on some of our current programs and possible future contract awards. Due to the structure of the federal budget process, our federal government contracts are typically not fully funded at inception even though these contracts may extend several years into the future. These longer term contracts may also include option years which may not be exercised. Additionally, federal government contracts, by their terms, generally can be terminated at any time by the federal government, without cause, for the convenience of the federal government. If a federal government contract is terminated for convenience, we would be entitled to receive compensation for the services provided and costs incurred through the time of termination, plus settlement expenses and a negotiated amount of profit.

When working with U.S. government agencies and entities, we must comply with laws and regulations relating to the formation, administration, and performance of contracts. The Federal Acquisition Regulation (FAR), which mandates uniform policies and procedures for U.S. government acquisitions and purchased services, governs the majority of our contracts. Individual agencies also have acquisition regulations that provide implementing language for the FAR or that supplement the FAR.

Other federal regulations require certification and disclosure of cost or pricing data in connection with contract negotiations, govern reimbursement rights under cost–based contracts, and restrict the use, dissemination and exportation of products and information classified for national security purposes. In some cases, these regulations allow the government significant visibility into our financial data. While this is customary in federal government contracting, it may limit the overall profit margins in our business as compared to companies serving customers other than the federal government.

Prime contracts and subcontracts

When we act as a prime contractor, we derive revenue primarily through our own direct labor services, but also through the efforts of our subcontractors. As part of the contract bidding process, we may enter into teaming agreements with subcontractors to enhance our ability to bid on large, complex engagements or to more completely address a particular client's requirements. When we are the prime contractor on an engagement, we are ultimately responsible for the overall engagement as well as the performance of our subcontractors. Operating as a prime contractor generally positions us to establish better client relationships, exert more control and influence over results, have clearer visibility into future opportunities, and typically earn higher profit margins. Serving as the prime contractor also subjects us to additional risks and responsibilities. We were the prime contractor on engagements representing 87%, 85% and 87% of our total revenue for the fiscal years ended June 30, 2010, 2009 and 2008, respectively.

Single award contracts

Under single award contracts with defined statements of work, an agency solicits, qualifies, and then requests proposals from interested contractors. The agency then evaluates the bids and typically awards the contract to a single contractor for a specified service. Single award federal government contracts accounted for approximately 20% of our revenue for each of the last three fiscal years.

Multiple award contracts

Under ID/IQ contracts, a federal government agency can form preferred provider relationships with one or more contractors. This category includes agency–specific ID/IQ contracts; blanket purchase agreements (BPAs); GWACs; and GSA schedule contracts. These umbrella contracts, often referred to as vehicles, outline the basic terms and conditions under which federal government agencies may order services. ID/IQ contracts are typically managed by one sponsoring agency, and may be either for the use of a specific agency or available for use by any other agency of the federal government. ID/IQ contracts available for use by any agency of the federal government are commonly referred to as GWACs.

Contractors within the industry compete to be pre–selected to perform work under an ID/IQ contract. An ordering agency then issues delivery orders, commonly known as task orders, for services to be performed under the contract. If the ID/IQ contract has a single prime contractor, only that contractor may be awarded delivery orders. If the contract has multiple prime contractors, the award of each delivery order typically will be competitively determined among the pre–selected contractors.

GSA schedules are listings of services and products, along with their respective prices, offered by federal government contractors. The schedules are maintained by the GSA for use by any federal agency or other authorized entity, including state and local governments. When an agency selects services under a GSA schedule contract, the competitive process is limited to qualified GSA schedule contractors.

Due to the lower contract procurement costs, reduced procurement time, and increased flexibility associated with multiple award contracts, these vehicles have been utilized frequently in the last decade and are held by many contractors. Agency–specific ID/IQs have become increasingly prevalent, particularly in the Defense Department. Access to the relevant vehicles is critical for contractors intending to do business with a specific agency. Task orders under ID/IQ contracts, including GSA schedules, accounted for approximately 75% of our revenue for each of the last three fiscal years.

Contract types

Contracts with our federal government customers generally have one of three types of price structures: cost–plus–fee, time–and–materials, and fixed–price.

- *Cost–plus–fee contracts.* Cost–plus–fee contracts provide for reimbursement of allowable costs and the payment of a fee, which is our profit.
- *Time–and–materials contracts.* Time–and–materials contracts provide for a fixed hourly rate for each direct labor hour expended plus reimbursement of allowable material costs and out–of–pocket expenses.
- *Fixed–price contracts.* Fixed–price contracts provide for a pre–determined fixed price for specified products and/or services. To the extent our actual costs vary from the estimates upon which the price was negotiated, we will generate more or less than the anticipated amount of profit or could incur a loss.

Each of these contract types presents advantages and disadvantages. Cost–plus–fee contracts generally subject us to lower risk. They also can include award fees under which the customer may make additional payments based on our performance. However, not all costs are reimbursed under these types of contracts, and the government carefully reviews the costs we charge. In addition, negotiated base fees are generally lower, consistent with our lower risk. Under time–and–materials contracts, our profit may vary if actual labor hour costs vary significantly from the negotiated rates. Additionally, because we often charge material costs with little or no fee, the content mix can impact the profit margins associated with these contracts. Fixed–price contracts typically have higher fee levels in recognition of the higher risk and offer us additional profits if we can complete the work for less than the contract amount. Fixed–price contracts require that we absorb cost overruns, should they occur.

International operations

Our international contracts are subject to the applicable foreign government regulations and procurement policies and practices, many of which differ substantially from those applicable in the U.S., as well as U.S. policies and regulations, including the Foreign Corrupt Practices Act. Our international operations are also subject to regulations governing investments, exchange controls, repatriation of earnings, brokering of defense articles and services, and import–export control, including the International Traffic in Arms Regulations, which our foreign competitors may not be subject to. Other factors that can affect our international business include currency exchange fluctuations, political and economic risks, and legal and business risks associated with using foreign representatives and consultants and relying upon international suppliers and subcontractors. Revenue generated by our international operations was less than 4% of our total revenue in each of the last three fiscal years.

Environmental matters

Our business is subject to various federal, foreign, state, and local environmental protection laws and regulations. Failure to comply with these laws could result in civil or criminal sanctions, including fines, penalties, suspension or debarment from contracting with the U.S. government. Some environmental laws hold current or previous owners or operators of businesses and real property liable for contamination, even if they did not know of and were not responsible for the contamination.

Environmental laws may also impose liability on any person who disposes, transports, or arranges for the disposal or transportation of hazardous substances to any site. We do not currently anticipate that the costs of complying with, or the liabilities associated with, environmental laws will materially adversely affect us, but we cannot assure that we will not incur material costs or liabilities in the future.

CORPORATE INFORMATION

We were incorporated as Systems Research and Applications Corporation in Virginia in 1976 and began operations in 1978. We reincorporated in Delaware as SRA International, Inc. in 1984. We generally contract with the U.S. federal government through our wholly owned subsidiary, Systems Research and Applications Corporation, but we do business as SRA International, Inc.

WEBSITES & FILINGS

Our Internet website can be found at *http://www.sra.com*. Information contained on our website is not part of this report. Our Annual Reports on Form 10–K, Quarterly Reports on Form 10–Q, Current Reports on Form 8–K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and the Section 16 filings of our officers, directors, and shareholders beneficially owning 10% or more of our common stock are available on our website, free of charge, as soon as reasonably practicable after such reports are filed with or furnished to the SEC. Alternatively, you may access these reports at the SEC's Internet website: *http://www.sec.gov*.

EXECUTIVE OFFICERS OF THE REGISTRANT

Our executive officers and their ages as of July 31, 2010, are as follows:

Name	Age	Title
Stanton D. Sloane	59	President and chief executive officer
Timothy J. Atkin	47	Executive vice president and chief operating officer
Richard J. Nadeau	56	Executive vice president and chief financial officer
Ernst Volgenau	76	Chairman of Board of Directors

Stanton D. Sloane joined us in April 2007 as our president and chief executive officer. He became a member of the Board of Directors in August 2007. Previously, Dr. Sloane served as executive vice president for Integrated Systems and Solutions at Lockheed Martin Corporation from 2004 to 2007 and as president for Lockheed Martin Management/Data Systems from 2003 to 2004. Prior to Lockheed Martin, he joined General Electric Aerospace in 1984 and progressed through engineering, program management, and business development assignments in a variety of General Electric Aerospace and subsequently Lockheed Martin businesses. Dr. Sloane also served as an officer in the United States Navy.

Timothy J. Atkin was named our executive vice president and chief operating officer in December 2008. Previously, he managed our Global Health business from December 2007 to December 2008 and our Civil Government business from July 2004 to December 2007. Mr. Atkin also started our homeland security and critical infrastructure protection programs. Before joining SRA, Mr. Atkin was a member of the U.S. government Senior Executive Service and Chief of Staff to the Deputy Secretary of the Department of Labor. He was also a director at the National Security Council and served with the U.S. Coast Guard. Mr. Atkin has a Bachelor of Science in Government from the U.S. Coast Guard Academy and received a Masters in Public Administration from Harvard University's John F. Kennedy School of Government.

Richard J. Nadeau is our executive vice president and chief financial officer, having joined the company in June 2009. From September 2007 to May 2009, he served as chief financial officer for Sunrise Senior Living, Inc., and from March 2006 to May 2007, he was chief financial officer for The Mills Corporation. From March 2005 to March 2006, he was the chief financial officer for Colt Defense LLC. Mr. Nadeau was a partner for KPMG LLP from 2002 to 2005 and for Arthur Andersen LLP from 1988 to 2002, where he was a member of the SRA audit team.

Ernst Volgenau is our founder and has served as our chairman of the Board of Directors since October 2003. He served as our chief executive officer from October 2003 until December 2004. From 1978 to October 2003, he served as our president and as a director. From 1976 to 1978, he served as the director of inspection and enforcement for the U.S. Nuclear Regulatory Commission. Dr. Volgenau retired from active duty with the U.S. Air Force with the rank of Colonel in 1976. His military service included positions in the Office of the Secretary of Defense and as director of data automation for the Air Force Logistics Command.

Item 1A. RISK FACTORS

An investment in our common stock is subject to risks and uncertainties. Investors should consider the following factors, in addition to the other information contained in this Annual Report on Form 10–K, before deciding whether to purchase our securities.

Investment risks can be market–wide as well as unique to a specific industry or company. The market risks faced by an investor in our stock are similar to the uncertainties faced by investors in a broad range of industries. There are, however, some risks that apply more specifically to SRA based on our type of business. The following risks are listed without regard to the potential likelihood that any given risk may be realized. These risks include some, but not all risks, uncertainties, and events that may cause our actual results to differ materially from our historical results or the expectations we describe in our forward–looking statements. Additional risks and uncertainties not currently known to us or that we currently believe are immaterial also may impair our business operations and liquidity.

Federal Government Contracting Risks and Client Concentration: Our largest customer, the U.S. federal government, accounts for the vast majority of our revenue and earnings. Inherent in the government contracting process are unique risks which may materially and adversely affect our business and profitability.

Revenue from services provided as a prime contractor or subcontractor on engagements with federal government clients accounted for more than 90% of our revenue in each of the last three fiscal years. If a key federal government agency or department terminates their relationship with us for any reason, we may not be able to replace or supplement such lost revenue with other federal government agencies or other customers, and our results of operations and financial condition could be materially adversely affected. This customer relationship involves certain unique risks including:

- We may face a reduction in federal government spending or changes in spending policies or budget priorities, for example, the possibility of reduced levels of government spending due to in–sourcing efforts aimed at improving the organic capabilities of the federal government. Other changes in spending levels and budget priorities may result from changes in U.S. Government leadership, the number of and intensity of military conflicts, the growth of the federal budget deficit, increasing political pressure to reduce overall levels of government spending, disruptions in the U.S. Treasury bond markets, shifts in spending priorities as a result of competing demands for federal funds, including the impact of efforts to stimulate the U.S. economy, or other factors. Some of our major federal government customers have publicly stated their intentions to significantly reduce the use of private contractor services similar to those we provide.

- The failure by Congress to pass the annual budget on a timely basis may delay funding we expect to receive from clients on work we are already performing and will likely result in any new initiatives being delayed, and potentially cancelled.
- Federal government contracts generally are not fully funded at inception. These contracts typically span one or more base years and multiple option years. The government generally has the right to reduce or modify contracts or subcontracts, or decline to exercise an option to renew a multi–year contract.
- We generally encounter intense competition to win federal government contracts. Increased competition in the industry may cause some of the services we provide to become "commoditized" and more competitively priced causing downward pressure on profit margins.
- Many federal government contract award decisions are subject to protest by competitors, which may require the contracting federal agency or department to suspend our performance pending the outcome of the protest and may also result in a requirement to resubmit bids for the contract or in the termination, reduction, or modification of the awarded contract.
- Federal government contracts generally allow the government to terminate a contract, with short notice, for convenience, as well as for default in the event we fail to meet contractual obligations. If a government client terminates one of our contracts for convenience, we may be able to recover our incurred or committed costs, settlement expenses, and profit on work completed prior to the termination. If one of our contracts is terminated for default, we would generally be entitled to payments for our work that has been accepted by the government. A termination for default could expose us to liability for the client's costs of re–procurement, damage our reputation, and hurt our ability to compete for future contracts.

Compliance with Laws and Regulations: Our failure to comply with complex laws and regulations could cause us to be found liable and subject us to a variety of penalties.

We must comply with laws and regulations relating to the formation, administration, and performance of government contracts, which affect how we do business with our government clients and may impose added costs on our business. These laws and regulations are related to procurement integrity, disclosure of cost and pricing data, allowability of costs, national security, and employment practices. Failure to comply with any of these regulations could result in civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, harm to our reputation, suspension of payments, fines, and suspension or debarment from doing business with federal government. Among the most significant of these regulations are:

- the Federal Acquisition Regulation (FAR) and supplements, which regulate the formation, administration and performance of U.S. Government contracts;
- the Truth in Negotiations Act, which requires certification and disclosure of cost and pricing data in connection with certain contract negotiations;
- the Civil False Claims Act, which provides for substantial civil penalties for violations, including for submission of a false or fraudulent claim to the U.S. Government for payment or approval; and
- U.S. Government Cost Accounting Standards, which impose accounting requirements that govern our right to reimbursement under certain cost–based U.S. Government contracts.

Our employees might engage in misconduct or other improper activities, which could harm our business. Misconduct by employees could include intentional failures to comply with federal government procurement regulations, engaging in unauthorized activities, seeking reimbursement for improper expenses or falsifying time records. Employee misconduct could also involve the improper use of our clients' sensitive or classified information, which could result in regulatory sanctions against us and serious harm to our reputation. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses, which could harm our business.

Governmental Constraints: Our failure to consider the impact of organizational conflicts of interest or personal conflicts of interest could limit our business opportunities and have an adverse impact on our business.

Government regulations on organizational conflicts of interest may limit our ability to compete for or perform certain contracts. The government could determine that an organizational conflict of interest or other conflict of interest, such as a personal conflict of interest exists. Even the appearance of a conflict may cause the government to determine we are unable to render impartial assistance or advice to the government; and therefore, we may be ineligible to compete for certain procurement or we must implement mitigation strategies that may be costly. The potential for limitations on future contracting associated with a perceived organizational conflict of interest could cause us to divest existing business in order to mitigate a perceived or actual conflict. We may be forced to divest an existing business in an effort to ensure that we are able to perform on other work at a time when market conditions are not favorable to a divestiture. Similarly, if we hire former government personnel, or engage with other contractors or consultants who may have had unequal access to information related to a particular procurement the government may determine that the conflict creates an unfair competitive advantage and we may be deemed ineligible for certain contracts.

Penalties and Sanctions from Government Audits: Unfavorable government audit results could force us to adjust previously reported operating results and could subject us to a variety of penalties and sanctions.

As a government contractor, we are subject to routine audits and investigations by U.S. government agencies such as the Defense Contract Audit Agency (DCAA) and the Inspectors General for various agencies with which we contract. These agencies review a contractor's performance under its contracts, cost structure, pricing practices, and compliance with applicable contracting and procurement laws, regulations and standards. The DCAA also reviews the adequacy of and a contractor's compliance with its internal control systems and policies, including the contractor's purchasing, property, estimating, cost accounting, labor, billing, compensation and management information systems. Our failure to obtain an "adequate" determination of any of our systems could adversely affect our business, including our ability to invoice and receive timely payments on contracts. Any costs found to be improperly allocated to a specific contract or not properly supported with sufficient documentation will not be reimbursed or must be refunded if already reimbursed. If an audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with U.S. federal government agencies. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us. All significant incurred cost submission audits by the DCAA have been completed through fiscal year 2006. We do not know the outcome of any ongoing or future audits or reviews and if future adjustments exceed our estimates, our profitability would be adversely affected.

International Operations Risk: Our international operations are subject to a number of risks that could significantly reduce our profits and revenues or subject us to criminal and civil enforcement actions.

Products and services provided to international entities and foreign governments accounted for less than 3% of our revenue in fiscal 2010. International business is subject to a variety of risks, including:

- general economic, political and financial conditions in foreign markets;
- political, social and economic upheavals resulting in war, civil unrest or acts of terrorism;

- greater risk of uncollectible receivables and longer collection cycles;
- complex and changing local government laws, regulations and procurement policies and practices which may differ from U.S. government regulations including regulations relating to foreign taxes, employment, investments, exchange controls and repatriation of earnings;
- foreign currency fluctuations;
- the unavailability of certain protections that would typically be available under federal or common law;
- exposure to civil or criminal liability under the Foreign Corrupt Practices Act, International Traffic in Arms Regulations, anti–boycott rules, trade and export control rules and other international regulations; and
- exposure to risk associated with operating in or near warzones.

Our international customers have been impacted by the global economic conditions and constraints in the credit market. In our contract research organization business, the global recession has decreased the availability of funding for the small and mid–sized pharmaceutical and biotechnology companies reducing the number of drugs and biological agents that are being taken through clinical trials or to market. Additionally, the financial constraints faced by our aviation customers in emerging markets have delayed the award of projects. Continued weakness or further deterioration of the global economy could adversely impact our results of operations.

Our international operations may include providing services that require some of our employees to operate in countries experiencing political unrest, war or terrorism, including Afghanistan and Iraq. As a result, during the course of such deployments we are exposed to liabilities arising from accidents or incidents involving our employees or third parties. Any of these types of accidents or incidents could involve significant potential injury or other claims by employees and/or third parties. It is also possible that we will encounter unexpected costs in connection with additional risks inherent in sending our employees to dangerous locations, such as increased insurance costs, as well as the repatriation of our employees or executives for reasons beyond our control.

Security Threats: Our business could be negatively impacted by security threats and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure. These may include sophisticated malware introduced through, amongst other methods, so–called phishing emails. When activated, typically by an unknowing recipient, these malware may attempt to surreptitiously capture data input or run malicious software enabling, for example, remote control and possible data exfiltration. These intrusions sometimes may be zero–day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Persistent information infrastructure threats require significant management attention and resources, and potentially can disrupt our business and may expose sensitive personally identifiable and other critical information of our customers, their employees or our own employees, and other parties with whom we conduct business. Any failure to comply with our network security and data privacy legal and contractual obligations may result in legal actions, contract terminations and payment of damages to impacted parties, require increased expenditures for information infrastructure security and monitoring, and damage our reputation among our customers and the public, possibly resulting in a material increase in our costs and/or reduction in our revenues.

With our active cooperation, the U.S. Department of Defense Inspector General and its agencies have been reviewing our policies and procedures and infrastructure architecture, providing technical support and assistance, and reviewing current and past compliance with information security–related contractual obligations. Upon receipt of their final report and depending upon its conclusions, they may demand the reduction of certain contract prices, changes in our current processes and increased expenditures for information infrastructure security.

Systems and Service Failures and Product Defects: If the systems that we install fail or have significant delays or errors, or products or services we supply have defects, we may be liable, which could adversely affect our results of operations and harm our reputation.

Many of the systems we develop, install, and maintain involve managing and protecting information used in intelligence, national security, and other sensitive or classified government functions. Some of our contracts provide critical products and services related to aviation, other transportation systems, space communications and other important civil and government functions having potential for significant economic or personal liabilities. Damage to our reputation or limitations on our eligibility for additional work resulting from a security breach in one of these systems, or other failure could materially reduce our revenue.

If our solutions, services, products or other applications have defects or errors, are subject to delivery delays or fail to meet our customers' expectations, we may:

- Lose revenues due to adverse customer reaction;
- Be required to provide additional services to a customer at no charge;
- Receive negative publicity that could damage our reputation and adversely affect our ability to attract or retain customers;
- Suffer claims for substantial damages against us; and
- Face material claims for damage to personal property and injuries including loss of life.

In addition to any costs resulting from product warranties, contract performance or required corrective action, these failures may result in increased costs or loss of revenues if they result in customers postponing subsequently scheduled work, canceling contracts or failing to renew contracts. We may have agreed to indemnify our customers fully for damages and third party claims, we may have failed to obtain or have negotiated insufficient contractual limitations of liability, and we may be found liable for material direct, indirect, consequential, or punitive damages.

Contract Estimation and Performance Risk: If we fail to estimate costs accurately and we or our subcontractors fail to effectively perform our contractual obligations, our reputation as a prime contractor, our ability to obtain future business, and our revenue and operating results could suffer.

Our contracts are typically awarded through a competitive bidding process. We may lose money on some contracts if, in the bidding process, we underestimate the resources we need to perform under the contract. If we fail to accurately estimate our costs or the time required to complete a contract, the profitability of our contracts may be adversely affected. Specifically, our fixed–price contracts involve greater financial risk due to the potential for cost overruns. Failure to timely meet contractual requirements may result in additional costs to satisfy obligations to our customers, reductions in revenue, payment of damages or penalties, or termination of the contract.

We often rely significantly upon other companies as subcontractors to perform work we are obligated to deliver to our clients. If our subcontractors fail to deliver their services or products on time, our ability to complete our contracts may be adversely affected which may have a material and adverse impact on our revenue and profitability. If we are the prime contractor and our subcontractors fail to perform as agreed, we may be liable to our customers for penalties, lost profits and additional costs to satisfy our contractual obligations. These penalties or payments for lost profits may have a material and adverse effect on our profitability and could have a negative impact on our reputation and ability to procure other government contracts in the future.

Government Security Regulation Risks: Our business depends on obtaining and maintaining required employee and facility clearances.

Many of our government contracts require our employees to maintain various levels of security clearances and we are required to maintain certain facility security clearances complying with the Department of Defense and Intelligence Community requirements. Security–related laws and regulations are complex, and we on several occasions have voluntarily disclosed to the government our failure to fully comply with each technical requirement. To the extent we are not able to obtain facility clearances, engage employees with the required security clearances for a particular contract, or maintain connections to controlled government information systems, we may not be able to bid or win new contracts, or effectively recompete on expiring contracts.

Employee Hiring and Retention: If we fail to attract and retain qualified employees, we might not be able to staff recently awarded engagements and sustain our profit margins and revenue growth.

As an advanced information technology and technical services company, our business is labor intensive, and, therefore, our ability to attract and retain highly qualified individuals who work well with our clients in a government environment is an important factor in determining our success. Some of our government contracts require us to employ individuals who have particular security clearances issued by the Department of Defense or other government agencies. These employees are in great demand and are likely to remain a limited resource for the foreseeable future. If we are unable to recruit and retain a sufficient number of these employees, our ability to staff recently awarded engagements and to maintain and grow our business could be limited. We are operating in a tight labor market for cleared personnel and, if it continues to tighten, we could be required to engage larger numbers of subcontractor personnel, which could cause our profit margins to suffer.

Acquisition Risks: If we fail to manage acquisitions successfully, our revenue and operating results may be impaired.

Part of our growth strategy includes pursing acquisitions of small or large companies. Identification and valuation of acquisition targets and closing complicated transactions involve significant risks to our business. In pricing acquisitions, we may make overly optimistic assumptions of future business growth. Our due diligence reviews may not identify all of the material issues necessary to accurately estimate the cost and potential liabilities of a particular acquisition. Additionally, these transactions often require substantial management resources and may divert our attention away from day–to–day operations. Integrating acquired operations of the acquisitions we choose to complete is a significant challenge and there is no assurance that we will be able to manage the integrations successfully. Failure to successfully integrate acquired operations may adversely affect our cost structure thereby reducing our margins and return on investment. Acquisitions may involve incurrence of substantial indebtedness which may constrain further growth and include restrictive financial covenants that, if not complied with, may lead to default. Acquisitions may also increase organizational conflicts of interest, impacting current business and limiting further growth.

In addition, we periodically divest businesses that are no longer part of our ongoing strategic plan. These divestitures may result in losses on disposal or continued financial involvement in the divested business for a period of time following the transaction. If claims or other costs are incurred following a divestiture our financial results may be adversely affected.

Impairment of Assets: Goodwill and intangible assets represent a significant portion of our assets and any impairment of these assets could adversely impact our operating results.

Goodwill and intangible assets account for almost half of our recorded total assets. We evaluate goodwill for impairment annually, or more frequently when evidence of potential impairment exists. Difficult market conditions and subsequently lower expected future cash flows resulted in a $60.0 million goodwill impairment in our Era business during fiscal 2010. A further decrease in expected cash flows or continued deterioration in market conditions could require us to record future impairment charges that could have a material impact on our operating results and financial position.

Intellectual Property Risks: We have only a limited ability to protect our intellectual property rights, which are important to our success. Our failure to adequately protect our proprietary information and intellectual property rights could adversely affect our competitive position. In conducting our business we may infringe the rights of others.

We rely principally on trade secrets to protect much of our intellectual property where we do not believe that copyright or patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. Although our employees are subject to confidentiality obligations, this protection may be inadequate to deter or prevent misappropriation of our confidential information. In addition, we may be unable to detect unauthorized use of our intellectual property or otherwise take appropriate steps to enforce our rights. Failure to obtain or maintain trade secret protection could adversely affect our competitive business position. In addition, if we are unable to prevent third parties from infringing or misappropriating our copyrights, trademarks or other proprietary information, our competitive position could be adversely affected. We have a limited intellectual property portfolio and in some cases our intellectual property rights may be limited to only the United States and certain other jurisdictions. In the course of conducting our business, we may infringe the intellectual property rights of others, resulting in claims against us or our customers. Our contracts generally indemnify our customers for third–party claims for intellectual property infringement by the services and products we provide. The expense of defending these claims may adversely affect our financial results.

Inadequate Insurance Coverage: Our insurance coverage may be inadequate to cover all of our significant risks or our insurers may deny coverage of material losses we incur, which could adversely affect our profitability and financial position.

We attempt to obtain adequate insurance to cover many of our significant risks and liabilities. Not every risk or liability can be protected by insurance, and for insurable risks, the limits of coverage reasonably obtainable in the market may not be sufficient to cover all actual losses incurred. Securing more coverage may impact profitability. Because of the limitations in overall available coverage or our business decisions regarding the amount of coverage that we choose to secure, we may have to bear substantial costs for uninsured losses that could have a material adverse effect on our results of operations and financial position.

Concentration of Voting Power: Our chairman, whose interests may not be aligned with yours, controls our company, which could result in actions of which you or other stockholders do not approve.

As of July 31, 2010, Ernst Volgenau, our chairman, beneficially owned shares of class A and class B common stock representing approximately 69% of the combined voting power of our outstanding common stock. As a result, Dr. Volgenau will be able to control the outcome of all matters that our stockholders vote upon, including the election of directors, amendments to our certificate of incorporation, and mergers, acquisitions, sales of substantially all of our assets or other business combinations. Dr. Volgenau's voting control may have the effect of preventing or discouraging transactions involving actual or potential change of control that may be beneficial to our stockholders, regardless of whether a premium is offered over the then–current market price. Dr. Volgenau's voting control could adversely affect the trading price of our common stock if investors perceive disadvantages in owning stock in a company with such concentrated ownership. Together these factors could prevent stockholders from receiving a premium over the market price of our common stock if a change in control were proposed.

Anti–Takeover Provisions Make Changes in Control More Difficult: Provisions of our charter documents and Delaware law may inhibit potential acquisition bids that you and other stockholders may consider favorable, and the market price of our class A common stock may be lower as a result.

There are provisions in our certificate of incorporation and by–laws that make it more difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change in control was considered favorable by you and other stockholders. For example, our Board of Directors has the authority to issue up to 5,000,000 shares of preferred stock. The Board of Directors can fix the price, rights, preferences, privileges, and restrictions of the preferred stock without any further vote or action by our stockholders. The issuance of shares of preferred stock may delay or prevent a change in control transaction. As a result, the market price of our class A common stock and the voting and other rights of our stockholders may be adversely affected. This issuance of shares of preferred stock may result in the loss of voting control to other stockholders.

Our charter documents contain other provisions that could have an anti–takeover effect, including:

- the high–vote nature of our class B common stock;
- stockholders cannot take actions by written consent;
- stockholders cannot call a special meeting of stockholders; and
- stockholders must give advance notice to nominate directors or submit proposals for consideration at stockholder meetings.

In addition, we are subject to the anti–takeover provisions of Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also have the effect of discouraging others from making tender offers for our class A common stock. These provisions may also prevent changes in our management.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

We lease our office facilities and also own a production facility in the Czech Republic. At June 30, 2010, we had approximately 1.4 million square feet of floor space at approximately 75 separate locations, primarily in the U.S. We have leased our corporate headquarters at 4300 Fair Lakes Court in Fairfax, Virginia 22033 since 1991. The lease for our headquarters expires on December 31, 2015. We lease facilities located in 21 states, the District of Columbia and various foreign countries.

Item 3. LEGAL PROCEEDINGS

We are subject to investigations and reviews relating to compliance with various laws and regulations with respect to our role as a contractor to agencies and departments of the U.S. Government, state, local and foreign governments, and otherwise in connection with performing services in countries outside of the United States. Such matters can lead to criminal, civil or administrative proceedings and we could be faced with penalties, fines, repayments or compensatory damages. Adverse findings could also have a material adverse effect on us because of our reliance on government contracts. We are subject to periodic audits by state, local, and foreign governments for taxes other than income taxes. We are also involved in various claims and lawsuits arising in the normal conduct of our business. Although we can give no assurance, based upon management's evaluation of current matters of which we are aware and based on management's current understanding of the facts, we do not believe that the outcome of any such matter would likely have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

Item 4. RESERVED

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our class A common stock is publicly traded on the New York Stock Exchange under the symbol "SRX." From July 1, 2008 to June 30, 2010 the ranges of high and low sale prices of our class A common stock as reported by the New York Stock Exchange for each quarter during this period were as follows:

	High	Low
Year ended June 30, 2010:		
First quarter	$23.12	$16.57
Second quarter	21.79	17.59
Third quarter	21.88	16.60
Fourth quarter	24.00	17.12
Year ended June 30, 2009:		
First quarter	$24.79	$20.21
Second quarter	22.69	11.74
Third quarter	18.11	11.22
Fourth quarter	18.89	13.52

As of July 30, 2010, there were approximately 83 holders of record of our class A common stock and two holders of record of our class B common stock. The number of holders of record of our class A common stock is not representative of the number of beneficial holders because many shares are held by depositories, brokers or nominees. As of July 30, 2010, the closing price of our class A common stock was $22.22. There is no public trading market for our class B common stock.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain earnings, if any, to support our growth strategy and do not anticipate paying cash dividends in the foreseeable future.

Sale of Unregistered Securities

We issued 23,653, 23,608 and 22,887 shares of our class A common stock to our SRA International, Inc. 401(k) Plan through matching contributions as determined by our Board of Directors during the fiscal years ended June 30, 2010, 2009 and 2008, respectively. These issuances were not sales within the meaning of the Act.

Share Repurchases

On July 31, 2008, the Board authorized the repurchase of up to $100 million of our class A common stock. As of June 30, 2010, we have $84.6 million available under this authorization. We did not repurchase any shares of our common stock under this authorization during fiscal 2010.

Equity Compensation Plan Information

Information regarding our equity compensation plans and the securities authorized for issuance thereunder is incorporated by reference in Item 12.

Stock Performance Graph

The information included under this heading "Stock Performance Graph" is "furnished" and not "filed" and shall not be deemed to be "soliciting material" or subject to Regulation 14A, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

The following graph compares the cumulative total stockholder return on our class A common stock from June 30, 2005 to June 30, 2010 with the cumulative total return of (i) the Russell 2000 stock index and (ii) the services sector index of the Dow Jones U.S. Computer Services. This graph assumes the investment of $100.00 at the closing price on June 30, 2005 in our class A common stock, the Russell 2000 stock index, and the Dow Jones U.S. Computer Services index, and assumes any dividends are reinvested. The historical information set forth below is not necessarily indicative of future performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among SRA International, Inc., the Russell 2000 Index
and the Dow Jones US Computer Services Index


$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
6/05
6/06
6/07
6/08
6/09
6/10

SRA International, Inc. — Russell 2000 — Dow Jones US Computer Services

*$100 invested on 6/30/05 in stock or index, including reinvestment of dividends.
Fiscal year ending June 30.

	Year Ended June 30,					
	2005	2006	2007	2008	2009	2010
SRA International, Inc.	100.00	76.70	72.75	64.69	50.58	56.65
Russell 2000	100.00	114.58	133.41	111.80	83.84	101.85
Dow Jones US Computer Services	100.00	107.90	144.22	153.42	134.40	165.08

Item 6. SELECTED FINANCIAL DATA

The following summary of operations, cash flow and balance sheet information presents selected historical financial data derived from our audited consolidated financial statements. This information should be read in conjunction with *Management's Discussion and Analysis of Financial Condition and Results of Operations* and the audited consolidated financial statements and the notes thereto.

	As of and for the Year Ended June 30,				
	2010	2009	2008	2007	2006
	(in thousands, except per share data)				
Summary of Operations:					
Revenue	$1,666,629	$1,540,556	$1,506,933	$1,268,872	$1,179,267
Operating income (c)	61,093	99,853	119,417	92,825	96,967
Operating margin (c)	3.7%	6.5%	7.9%	7.3%	8.2%
Net income (c)	18,415	58,000	73,264	63,430	62,520
Basic earnings per share (c) (d)	$ 0.32	$ 1.02	$ 1.26	$ 1.12	$ 1.14
Diluted earnings per share (c)	$ 0.32	$ 1.01	$ 1.24	$ 1.09	$ 1.08
Cash Flows:					
Net cash provided by operating activities	$ 96,700	$ 90,636	$ 83,797	$ 122,444	$ 86,831
Net cash used in investing activities	(1,182)	(142,408)	(199,585)	(101,206)	(104,478)
Net cash (used in) provided by financing activities	(71,433)	(100,878)	133,014	17,232	28,508
Free cash flow (a)	83,334	75,579	73,034	109,820	71,192
Balance Sheet:					
Cash and cash equivalents	$ 98,113	$ 74,683	$ 229,260	$ 212,034	$ 173,564
Working capital	258,400	224,024	372,351	297,085	299,567
Total assets	1,033,715	1,094,293	1,136,515	847,684	724,722
Long–term debt	—	75,000	150,000	—	—
Total stockholders' equity	771,563	741,620	692,936	625,455	533,297
Other Information:					
Funded backlog	$ 771,700	$ 761,800	$ 676,500	$ 600,400	$ 512,800
Total backlog	4,448,500	4,059,500	3,859,200	3,410,200	3,261,600
Days sales outstanding (b)	72	76	77	68	80

(a) Free cash flow is a non–GAAP financial metric, which we calculate as cash provided by operating activities less capital expenditures. This metric and its usefulness are discussed in Item 7 *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

(b) Days sales outstanding shown in the table above is calculated using the fiscal year end balances in accounts receivable net of billings in excess of revenue, and revenue per day for the fourth quarter of each fiscal year. Revenue per day for the quarter is calculated by dividing revenue for the quarter by 90 days.

(c) Fiscal 2010 results include impairment charges totaling $61.3 million related to goodwill and certain long–lived assets in our Era aviation business. The impairment charges reduced basic and diluted earnings per share by $1.05 in fiscal 2010. This impairment charge is discussed in Note 2 to our consolidated financial statements in Part IV of this Form 10–K.

(d) During fiscal 2010 we adopted new accounting guidance which requires that we retrospectively allocate a portion of our earnings to outstanding unvested restricted share awards that qualify as participating securities. The adoption of this guidance reduced previously reported basic earnings per share (EPS) for the years ended June 30, 2009 and 2008 by one cent. There was no measurable effect on basic EPS for the years ended June 30, 2007 and 2006.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our financial statements and the related notes included elsewhere in this Form 10–K. This discussion and analysis contains forward–looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward–looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this Form 10–K.

ABOUT THIS MANAGEMENT'S DISCUSSION AND ANALYSIS

The discussion and analysis that follows is organized to:

- provide an overview of our business;
- describe selected key metrics evaluated by management;
- explain the year–over–year trends in our results of operations;
- describe our liquidity and capital resources; and
- explain our critical accounting policies, describe certain line items in our statements of operations, and define certain other terms we use in our discussion and analysis.

Readers who are not familiar with our company or the financial statements of federal government IT service providers should closely review the "Critical Accounting Estimates," and the "Description of Statement of Operations Items," sections that appear at the end of this discussion and analysis. These sections provide background information that can help readers in understanding and analyzing our financial information.

OVERVIEW

We are a leading provider of technology and strategic consulting services and solutions primarily to government organizations. We offer a broad range of technology and strategic consulting services spanning the information technology life cycle, including: strategic consulting; systems design, development, and integration; and outsourcing and managed services. Our business solutions include text and data mining; information assurance, cyber security and privacy protection; enterprise resource planning; business intelligence; contingency and disaster planning; enterprise architecture and portfolio management; identity management; information sharing and knowledge management; outsourcing, managed services, and infrastructure modernization; service– oriented architecture; training, modeling, and simulation; air traffic control management; contract research outsourcing, regulatory consulting and data management; and wireless integration services. These business solutions consist of tools, techniques, and methods that reflect the specific competencies we have gained from experience in these areas. We provide services in the national security, civil government, health care and public health, intelligence and space markets. Our largest market, national security, includes the Department of Defense, the National Guard, the Department of Homeland Security, and other government organizations with homeland security missions.

Engagements serving U.S. government clients where we were the prime contractor or a subcontractor accounted for 93%, 92%, and 95% of our revenue for fiscal years 2010, 2009, and 2008, respectively. The remaining portion was attributable to international government, state and local government, and commercial clients.

NON–GAAP FINANCIAL MEASURES

Certain financial measures discussed in this *Management's Discussion and Analysis of Financial Condition and Results of Operations*, such as organic revenue growth, free cash flow, operating income, as adjusted, and

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adjusted measures of income before income taxes and provision for income taxes are not provided for under generally accepted accounting principles (GAAP). We believe these non–GAAP measures provide investors with useful supplemental information regarding underlying business trends and performance of our ongoing operations and are useful for period–over–period comparisons of such operations. These measures are not calculated through the application of GAAP and are not the required form of disclosure by the Securities and Exchange Commission (SEC). As such, they should not be considered as substitutes for the most directly comparable GAAP measures and should not be used in isolation, but in conjunction with these GAAP measures. The use of any non–GAAP measure may produce results that vary from the GAAP measure and may not be comparable to a similarly defined non–GAAP measure used by other companies. Reconciliations to the most directly comparable GAAP financial measures are included in the relevant discussions below.

ITEMS AFFECTING THE COMPARABILITY OF OUR OPERATING RESULTS

	Year Ended June 30,		
	2010	2009	2008
Operating income, as reported	$ 61,093	$99,853	$119,417
Operating margin, as reported	3.7%	6.5%	7.9%
Adjustments			
Impairment of goodwill and long–lived assets (a)	$ 61,315	$ 1,138	$ —
Settlement of claims against Era sellers (b)	(3,361)	—	
Sale of Constella Futures Holding, LLC (c)	1,889	(1,939)	—
Acquired in–process research and development (d)	—	900	—
Facility exit charge (e)	2,332	—	3,257
Operating income, as adjusted	$123,268	$99,952	$122,674
Operating margin, as adjusted	7.4%	6.5%	8.1%

We use operating income, as adjusted, as an additional measure of our core business performance period–over–period. Adjustments to operating income result in a measure that is not provided for under GAAP; however, we believe adjustment of the items above is useful as they are considered outside the normal course of our operations and obscure the comparability of performance period–over–period.

(a) As part of our annual goodwill impairment review during the third quarter of fiscal 2010, we determined that goodwill was impaired in the two reporting units in our aviation business, Airport Operations Solutions (AOS) and Air Traffic Management and Military (ATM). We recorded a total goodwill impairment charge of $60.0 million, which included $56.5 million for ATM and $3.5 million for AOS. Additionally, we recorded impairment charges of $1.3 million related to certain identified intangible assets and capitalized software in AOS. During fiscal 2009, we recorded a $1.1 million impairment of certain long–lived assets in our contract research organization business. See Note 2 to our consolidated financial statements for discussion of these impairment charges.

(b) During the third quarter of fiscal 2010, we reached a settlement on the outstanding claims made against the selling shareholders of Era Systems Corporation (Era). The claims related primarily to certain contracts entered into by Era prior to our acquisition which have suffered significant ongoing losses. This settlement resulted in a non–taxable gain of $3.4 million during the year. See Note 3 to our consolidated financial statements for discussion of the settlement.

(c) During the first quarter of fiscal 2009, we sold Constella Futures Holding, LLC (Futures) and recorded a gain of $1.9 million based on the initial estimated sales price. In the second quarter of fiscal 2010, an arbitrator settled a dispute over the sales price which resulted in a reduction of the previously recognized gain.

(d) In fiscal 2009, we recorded a charge of $0.9 million to write–off the acquired in–process research and development related to our acquisition of Era in July 2008.

(e) In fiscal 2010, we recorded a charge of $2.3 million to exit certain underutilized facilities. This charge related primarily to our Milton Park facility in the United Kingdom (UK) which supports our contract research organization business. During fiscal 2008, we recorded a $3.3 million facility exit charge related to the consolidation of several of our Washington, DC area offices. The facility exit charges are included in selling, general and administrative expenses on the consolidated statement of operations.

FINANCIAL HIGHLIGHTS

In addition to the items noted above, financial highlights or events during fiscal 2010, include:

- Revenue in fiscal 2010 increased 8.2% from the prior year, primarily reflecting an increased volume of direct labor and a greater amount of services provided by subcontractors on engagements with our federal government clients.
- Our operating margin, as adjusted above, increased to 7.4% during fiscal 2010 from 6.5% in the prior year due to strong labor–based organic revenue growth and continued general and administrative cost management efforts. Fiscal 2010 operating margin was adversely impacted by the operating losses of $13.3 million, excluding $3.0 million of amortization of intangible assets, in our Era aviation business. These losses reflect difficulties encountered in turning the sales pipeline into backlog as our international aviation customers continue to suffer from the global economic crisis as well as contract losses on several contracts that were in place when we acquired the business. Era's $13.3 million of operating losses reduced our consolidated operating margin by approximately 90 basis points.
- Our effective income tax rate was favorably impacted by $2.7 million of federal and state tax benefits related to income tax returns for prior fiscal years.
- We completed the year with no long–term debt and more than $98 million of cash and cash equivalents.
- New contract awards were $2.3 billion, equating to a book–to–bill ratio of 1.4 for the year. Total backlog was $4.4 billion as of June 30, 2010.

KEY METRICS

We manage and assess the performance of our business by evaluating a variety of metrics. Selected key metrics are discussed below.

Revenue

Total revenue growth is a measure of how successful we are at growing and developing our business, including the effect of acquisitions. Our organic revenue growth rate is a metric used by management in an attempt to isolate how effectively we are growing our core business excluding acquisitions.

We calculate organic growth by comparing our actual reported revenue in the current period, including revenue attributable to acquired companies, with adjusted revenue from the prior–year period. In arriving at prior–year revenue, we include the revenue of acquired companies and remove the revenue of divested companies for the prior–year periods comparable to the current–year periods for which the companies are included in our actual reported revenue. The resulting growth rate is intended to represent our organic, or non–acquisitive, growth year–over–year.

The organic growth rates from fiscal 2008 through fiscal 2010 are computed as follows (in thousands):

	Year Ended June 30,		% Change	Year Ended June 30,		% Change
	2010	2009		2009	2008	
	(in thousands)			(in thousands)		
Revenue	$1,666,629	$1,540,556	8.2%	$1,540,556	$1,506,933	2.2%
Plus: Revenue of acquired companies for the comparable prior year period	—	10,413		—	84,738	
Less: Revenue of divested companies for the comparable prior year period	—	(11,940)		—	(61,307)	
Organic revenue	$1,666,629	$1,539,029	8.3%	$1,540,556	$1,530,364	0.7%

For the immediate future, our primary focus will be on delivering differentiated information technology and professional solutions to government agencies. Part of our growth strategy includes pursuing acquisitions of small or large companies to complement and accelerate internal growth by adding new capabilities, customers, solutions and related intellectual property.

Included in our revenue were software licensing and related activity sales of $7.3 million, $7.7 million and $6.2 million in the years June 30, 2010, 2009 and 2008, respectively.

Contract Backlog

Future growth is dependent upon the strength of our target markets, our ability to identify opportunities, and our ability to successfully bid and win new contracts. We received approximately $2.3 billion of new contract awards during fiscal 2010. Contract awards or bookings generally represent the amount of revenue expected to be earned in the future from funded and unfunded contract awards received during the period. During the year there were downward contract adjustments of $370 million related to customer deobligations or contract backlog that was not realized on contracts that have ended.

A key measure of our business growth is the ratio of new contracts awarded compared to the revenue recorded in the same period. In fiscal 2010, this book–to–bill ratio was 1.4. Our goal is for the level of business awards to significantly exceed the revenue booked in order to drive future revenue growth.

We define backlog to include funded and unfunded orders for services under existing signed contracts, assuming the exercise of all options relating to those contracts, less the amount of revenue we have previously recognized under those contracts. Backlog includes all contract options that have been priced but not yet funded. Backlog also includes the contract value under single award ID/IQ contracts against which we expect future task orders to be issued without competition. Backlog does not take contract ceiling value into consideration under multiple award contracts, nor does it include any estimate of future potential delivery orders that might be awarded under multiple award ID/IQ vehicles, GWACs, or GSA schedule contracts. We define funded backlog to be the portion of backlog for which funding currently is appropriated and obligated to us under a contract or other authorization for payment signed by an authorized purchasing authority. Backlog can vary considerably from time to time as current contracts or delivery orders are executed and new contracts or delivery orders under existing contracts are won.

	Year Ended June 30,	
	2010	2009
	(in millions)	
Backlog:		
Funded	$ 771.7	$ 761.8
Unfunded	3,676.8	3,297.7
Total Backlog	$ 4,448.5	$ 4,059.5

Our total backlog of $4.4 billion as of June 30, 2010 represented a 9.6% increase over the June 30, 2009 backlog. With the acquisition of Perrin Quarles Associates (PQA) in fiscal 2010, we acquired approximately $74 million of contract backlog. Excluding the backlog acquired with PQA, our total backlog increased by 7.8% during fiscal 2010. Our backlog includes orders under contracts that in some cases extend for several years, with the latest expiring during calendar year 2019. Congress often appropriates funds for our clients on a yearly basis, even though the corresponding contract with us may call for performance that is expected to take a number of years. As a result, contracts typically are only partially funded at any point during their term with further funding dependent on Congress making subsequent appropriations and the procuring agency allocating funding to the contract.

We expect to recognize approximately 21% of our backlog as revenue within the next 12 months. However, the U.S. government may cancel any contract at any time. In addition, certain contracts with commercial customers include provisions that allow the customer to cancel at any time. Most of our contracts have cancellation terms that would permit us to recover all or a portion of our incurred costs, termination costs, and potentially fees for work performed.

Contract mix

When contracting with our clients, we enter into one of three basic types of contracts: cost–plus–fee, time–and–materials, and fixed–price.

- *Cost–plus–fee contracts.* Cost–plus–fee contracts provide for reimbursement of allowable costs and the payment of a fee, which is our profit.
- *Time–and–materials contracts.* Time–and–materials contracts provide for a fixed hourly rate for each direct labor hour expended plus reimbursement of allowable material costs and out–of–pocket expenses.
- *Fixed–price contracts.* Fixed–price contracts provide for a pre–determined fixed price for specified products and/or services. To the extent our actual costs vary from the estimates upon which the price was negotiated, we will generate more or less than the anticipated amount of profit or could incur a loss.

Contract profit margins are generally affected by the type of contract. An important part of growing our operating income is to increase the amount of services delivered under fixed–price contracts, which present more risk to deliver, but may result in higher profit. The following table summarizes our historical contract mix, measured as a percentage of total revenue, for the periods indicated.

	Year Ended June 30,		
	2010	2009	2008
Cost–plus–fee	35%	35%	41%
Time–and–materials	39	43	42
Fixed–price	26	22	17

Free Cash Flow

Our free cash flow was $83.3 million, $75.6 million, and $73.0 million in fiscal 2010, 2009 and 2008, respectively. We define free cash flow as net cash provided by operating activities less capital expenditures. We believe free cash flow is a useful measure for investors in analyzing our ability to generate cash flow for purposes such as repaying debt, funding business acquisitions, and repurchasing our common stock. We use free cash flow to assess the quality of our earnings. Given certain non–cash expenses and low capital requirements, we expect free cash flow to exceed net income over the long term. The following table reconciles the free cash flow from operations with net cash provided by operating activities as shown on the consolidated statement of cash flows:

	Year Ended June 30,		
	2010	2009	2008
Net cash provided by operating activities	$ 96,700	$ 90,636	$ 83,797
Capital expenditures	(13,366)	(15,057)	(10,763)
Free cash flow from operations	$ 83,334	$ 75,579	$ 73,034

Headcount and Labor Utilization

Because most of our revenue and profit is derived from services delivered by our employees, our ability to hire new employees and retain and deploy them is critical to our success. We define direct labor utilization as the ratio of labor expense recorded on customer engagements to total labor expense. We include every working employee in the computation and exclude leave taken, such as vacation time or sick leave, so that we can understand how we are applying worked labor. As of June 30, 2010, we had over 7,100 employees. Direct labor utilization was 77.5%, 76.3% and 79.2% for fiscal 2010, 2009 and 2008, respectively. Labor incurred in the performance of our contracts is included in cost of services and all other labor costs incurred are included in selling, general and administrative expenses. Accordingly, changes in our direct labor utilization impact both cost of services and selling, general and administrative expenses.

Days Sales Outstanding

Days sales outstanding (DSO) is a measure of how efficiently we manage the billing and collection of accounts receivable, our most significant working capital requirement. We calculate DSO by dividing accounts receivable at the end of each quarter, net of billings in excess of revenue, by revenue per day in the period. Revenue per day for a quarter is determined by dividing total revenue by 90 days, adjusted for partial periods related to acquisitions if necessary. DSO decreased to 72 days as of June 30, 2010, from 76 days as of June 30, 2009. Despite the discontinuation of our practice of offering discounts to customers for early payment, our ending accounts receivable balance was relatively unchanged from fiscal 2009 given process improvements implemented during fiscal 2010. We will continue to look for efficiencies and while quarterly fluctuations are possible, we do not expect significant changes to our DSO in fiscal 2011.

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RESULTS OF OPERATIONS

Revenue

	Year Ended June 30,		% Change	Year Ended June 30,		% Change
	2010	2009		2009	2008	
	(in thousands)			(in thousands)		
Revenue	$1,666,629	$1,540,556	8.2%	$1,540,556	$1,506,933	2.2%
Plus: Revenue of acquired companies for the comparable prior year period	—	10,413		—	84,738	
Less: Revenue of divested companies for the comparable prior year period	—	(11,940)		—	(61,307)	
Organic revenue	$1,666,629	$1,539,029	8.3%	$1,540,556	$1,530,364	0.7%

Fiscal 2010 revenue growth was driven by an increase in services provided to a variety of customers in our federal government contracting business and was limited by continuing challenges in our Era aviation business, where sales declined as compared to the prior year. Revenue growth from fiscal 2008 to fiscal 2009 was negatively impacted by the loss of our Advanced Information Technology Services contract, which accounted for approximately 6% of our total fiscal 2008 revenue.

Operating Costs and Expenses

	Year Ended June 30,				
	2010	% Change	2009	% Change	2008
			(in thousands)		
Cost of services	$1,260,216	9.3%	$1,152,465	0.1%	$1,151,441
Selling, general and administrative	257,224	(0.8)	259,256	23.0	210,812
Depreciation and amortization	28,253	(2.2)	28,883	14.3	25,263
			(as a percentage of revenue)		
Cost of services	75.6%		74.8%		76.4%
Selling, general and administrative	15.4		16.8		14.0
Depreciation and amortization	1.7		1.9		1.7

For each of the last three fiscal years, cost of services consisted of the following:

	Year Ended June 30,					
	2010	% of total	2009	% of total	2008	% of total
			(in thousands)			
Direct labor and related overhead	$ 632,808	50.2%	$ 589,421	51.1%	$ 566,903	49.2%
Subcontractor labor	326,529	25.9	280,033	24.3	297,658	25.9
Materials and other reimbursable costs	300,879	23.9	283,011	24.6	286,880	24.9
Total cost of services	$1,260,216		$1,152,465		$1,151,441	

Cost of services as a percent of revenue varies from period to period depending on the mix of direct labor, subcontractor costs and other reimbursable costs in our total cost of services. We seek to optimize our labor content in performance of our contracts since we typically generate greater gross margin from our labor services, particularly from services that our employees provide, compared with other reimbursable items. While direct labor and subcontractor labor costs grew in total from fiscal 2009 to fiscal 2010, our employees' direct labor did not grow as fast as our subcontracted labor, causing our total cost of services to increase as a percent of revenue.

The higher subcontract costs were incurred in support of our contracts, including our Joint Staff Systems Integration Network contract with the Department of Defense, which was awarded in the fourth quarter of fiscal 2009.

Selling, general and administrative (SG&A) expenses increased significantly from fiscal 2008 to fiscal 2009. This increase was attributable to several factors including:

1) increased marketing, sales, business development and recruiting costs in our U.S. government contracting business, which accounted for approximately $12.3 million of the increase;

2) difficult economic conditions and lower business demand in our contract research organization (CRO) business caused direct labor utilization to decline, leading to lower revenue and higher SG&A costs. Additional SG&A expenses were incurred in the CRO business to better align its operating structure with the lower demand in the market; and

3) SG&A costs of $14.5 million in our Era aviation business that related primarily to marketing and research and development activities.

In fiscal 2010 SG&A expenses, both as a percentage of revenue and in dollars, benefited from earlier actions taken in the CRO business and from prior year investments in recruiting and marketing and sales which helped drive organic growth in our U.S. government contracting business.

Depreciation and amortization expense did not materially change in fiscal 2010 compared fiscal 2009. Depreciation and amortization increased 14.3% to $28.9 million in fiscal 2009 from $25.3 million in fiscal 2008 due to the amortization of identified intangible assets from our acquisition of Era.

Interest

	Year Ended June 30,				
	2010	% Change	2009	% Change	2008
			(in thousands)		
Interest expense	$(1,306)	(76.4)%	$(5,526)	68.1%	$(3,288)
Interest income	1,855	(18.7)	2,283	(46.4)	4,261
Interest, net	$ 549		$(3,243)		$ 973

We repaid all of the outstanding borrowings on our credit facility during the third quarter of fiscal 2010. The weighted average balance outstanding on our credit facility was $55.2 million in fiscal 2010 compared to approximately $160.5 million for fiscal 2009 and $67.0 million in fiscal 2008. Our average outstanding borrowings were higher in fiscal 2009 primarily to fund the acquisition of Era in July 2008. The weighted average interest rate on borrowings during fiscal 2010 was 1.7% as compared to 3.0% in fiscal 2009 and 4.7% in fiscal 2008.

Our interest income has decreased in each of the last three fiscal years due to falling interest rates. Interest income in fiscal 2010 consists primarily of interest earned on the notes receivable related to the sale of Futures which bear interest at 6.0% per year.

Income Taxes

The effective tax rate for fiscal 2010 was impacted by the non–deductible goodwill impairment charge and non–taxable settlement of claims against the Era sellers discussed previously. The effective tax rate excluding the impact of these items is calculated as follows:

	Year Ended June 30 2010		
	Income before income taxes	Provision for income taxes	Effective Tax Rate
	(in thousands)		
As reported	$ 61,642	$43,227	70.1%
Non–deductible impairment of goodwill	59,971	—	—
Non–taxable settlement of claims against Era sellers	(3,361)	—	—
As adjusted	$118,252	$43,227	36.6%

This adjusted measure of income before income taxes and the resulting adjusted effective tax rate are non–GAAP financial measures. We believe these adjustments are useful as they eliminate the effect of certain significant non–taxable items that obscure the comparability of our effective tax rate period–over–period.

Our effective tax rate for fiscal 2010, as adjusted, was 36.6% as compared to 40.0% for fiscal 2009. The lower effective tax rate for fiscal 2010 is primarily due to federal research and development tax credits, deductions for income from qualified domestic production activities, and state tax credits and exemptions associated with our status as a Qualified High Technology Company within Washington, DC. We recorded approximately $2.7 million of tax benefits related to prior years during fiscal 2010. See Note 11 to the consolidated financial statements for a reconciliation of the provision for income taxes to the income taxes based on the federal statutory tax rate.

In fiscal 2009, our effective income tax rate increased to 40.0%, from 39.6% in fiscal 2008. This increase was due primarily to the write–off of in–process research and development of $0.9 million related to the Era acquisition, which was not deductible for tax purposes.

LIQUIDITY AND CAPITAL RESOURCES

Our primary capital needs are to finance the costs of operations, pending the billing and collection of accounts receivable and to make acquisitions. Our working capital (current assets minus current liabilities) as of June 30, 2010 was $258.4 million compared to $224.0 million as of June 30, 2009. As of June 30, 2010, our total cash balances were $98.1 million and we had no outstanding long–term debt.

Cash Flow

Accounts receivable represent our largest working capital requirement. We bill most of our clients monthly after services are rendered. Our operating cash flow is primarily affected by the overall profitability of our contracts, our ability to invoice and collect from our clients in a timely manner, and the timing of our vendor payments.

Net cash provided by operating activities was $96.7 million in fiscal 2010, $90.6 million in fiscal 2009 and $83.8 million in fiscal 2008. In each of these three years, cash provided by operating activities was attributable primarily to net income excluding non–cash charges for the impairment of goodwill and long–lived assets, depreciation, and stock based compensation.

Net cash used in investing activities was $1.2 million, $142.4 million, and $199.6 million in fiscal 2010, 2009, and 2008, respectively. Acquisitions of businesses and capital expenditures were the primary uses of cash in investing activities for each of the three years. Cash used for acquisitions, net of cash acquired was $8.6 million, $132.3 million and $189.7 million for the last three fiscal years. In fiscal 2010, we also received $12.5 million from the settlement related to the Era acquisition and collected $5.3 million of the outstanding balance of the senior net asset note receivable related to the sale of Futures.

Net cash used in financing activities was $71.4 million and $100.9 million in fiscal 2010 and 2009, respectively. Net cash provided by financing activities was $133.0 million in fiscal 2008. Our most significant financing activities are generally borrowings and repayments under our credit facility. We typically only borrow significant amounts from our credit facility to finance large acquisitions such as the Constella Group LLC acquisition in fiscal 2008 and the Era acquisition in fiscal 2009. During fiscal 2010, we repaid all of the outstanding borrowings under the credit facility. In fiscal 2009 and 2008, we used $22.0 million and $36.3 million to repurchase outstanding shares of our common stock.

Credit Facility

Our $285 million credit facility terminates on August 9, 2012, at which time any outstanding borrowings under the facility become due. As of June 30, 2010, we had no borrowings outstanding under the credit facility.

Outstanding borrowings under the credit facility bear interest at a rate per annum equal to, at our election, (i) LIBOR plus an applicable margin ranging from 0.65% to 0.95%, with such margin varying according to our leverage ratio, plus a utilization fee of 0.125% if outstanding borrowings exceed 50% of the credit facility, or (ii) an alternative base rate equal to the higher of the bank's prime rate or 0.5% above the Federal Funds Rate. In addition, we are required to pay the lenders a facility fee on the total committed amount under the credit facility ranging from 0.100% to 0.175% per annum, depending upon our leverage ratio.

We may use the proceeds from borrowings under the credit facility for any general corporate purpose. The credit facility contains customary covenants limiting our ability to, among other things, merge or consolidate with others, incur liens, redeem or repurchase our stock, enter into transactions with affiliates, or dispose of assets. In addition, the credit facility contains financial covenants requiring us to maintain a total leverage ratio of not more than 3.0 to 1.0 and an interest coverage ratio of at least 3.0 to 1.0. If we do not comply with the various covenants under the credit facility, the lenders may, subject to various customary cure rights, require immediate payment of all amounts outstanding under the facility. We have been in compliance with all of the financial covenants since the inception of the credit facility.

Share Repurchases

On May 2, 2007, our Board of Directors authorized the repurchase of up to $40 million of our class A common stock. On July 31, 2008, the Board authorized the repurchase of up to an additional $100 million of our class A common stock.

We did not buy back any shares under these repurchase plans during fiscal 2010. In fiscal 2009 and 2008, we repurchased 968,794 shares and 1,500,944 under these authorizations. The total cost of the shares repurchased under these authorizations was $21.4 million and $34.0 million in fiscal 2009 and 2008, respectively. The May 2, 2007 repurchase authorization has been depleted. Approximately $84.6 million of the $100.0 million repurchase amount authorized on July 31, 2008 remained as of June 30, 2010. Repurchases under the share repurchase authorization may be made from time to time in the open market or in privately negotiated transactions. We are not obligated to acquire any particular amount of common stock under the authorization and it may be suspended at any time.

In fiscal 2010, 2009 and 2008, we also paid $1.2 million, $0.6 million and $2.3 million, respectively, to repurchase shares from employees to satisfy the minimum required tax withholdings related to the vesting of restricted stock.

Capital Requirements

We believe the capital resources available to us under the credit facility and cash from our operations are adequate to fund our normal working capital needs and capital expenditure requirements for at least the next twelve months.

OFF–BALANCE SHEET ARRANGEMENTS

As of June 30, 2010, other than operating leases, we had no material off–balance sheet arrangements, including guarantees; retained or contingent interests in assets transferred to unconsolidated entities; derivative instruments indexed to our stock and classified in shareholders' equity on the consolidated balance sheet; or variable interests in entities that provide us with financing, liquidity, market risk or credit risk support or engage with us in leasing, hedging or research and development services.

CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of June 30, 2010 that require us to make future cash payments. For contractual obligations, we included payments that we have an unconditional obligation to make.

	Payments due by period				
Contractual obligation	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Operating lease obligations	$134,840	$33,118	$51,202	$36,556	$ 13,964
Other long–term liabilities	3,411	—	2,141	1,042	228
Total contractual obligations	$138,251	$33,118	$53,343	$37,598	$ 14,192

Other long–term liabilities in the table above include the long–term portion of our liabilities for deferred rent expense and lease incentives which are being amortized over the respective lease terms.

In the normal course of our business, we enter into agreements with subcontractors and vendors to provide products and services that we consume in our operations or that are delivered to our customers. These products and services are not considered unconditional obligations until the products and services are actually delivered, at which time we record a liability for our obligation.

The liability related to unrecognized tax benefits has been excluded from the contractual obligations table because a reasonable estimate of the timing and amount of cash out flows from future tax settlements cannot be determined. See Note 11 to our consolidated financial statements for additional information regarding taxes and related matters.

Liabilities for our deferred compensation plan have been excluded from the contractual obligations table. We fund our deferred compensation plan by making cash contributions to a Rabbi Trust at the time the salary or bonus being deferred would otherwise be payable to the employee. Gains or losses on amounts held in the Rabbi Trust are fully allocable to plan participants. As a result, there is no net impact on our results of operations, and the liability to plan participants is fully funded at all times.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP) requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, as well as the disclosure of contingent assets and liabilities. These estimates are based on our historical experience and various other factors that are deemed reasonable at the time the estimates are made. We re–evaluate these estimates quarterly. Actual results may differ significantly from these estimates under different assumptions or conditions. We believe the critical accounting policies requiring significant estimates and judgments are revenue recognition, accounting for acquisitions, including the identification of intangible assets and the ongoing impairment assessments of goodwill and intangible assets, and accounting for stock compensation expense. If any of these estimates or judgments proves to be inaccurate, our results could be materially affected in the future.

Revenue Recognition

Although revenue on most of our contracts is recognized based on objective criteria, revenue on some of our fixed–price contracts is recognized using the percentage–of–completion method of contract accounting which requires significant estimates that may change over time. These contracts accounted for less than 20% of our consolidated revenue in fiscal 2010. The percentage–of–completion method requires estimates of total contract costs, profit and ongoing estimates of progress towards completion. To estimate total contract cost, we must make assumptions related to the outcome of future events for periods which may extend several years. These assumptions include future labor productivity and availability, and the nature and complexity of the work to be performed. We estimate profit as the difference between total contract revenue and total estimated contract cost, and recognize that profit over the remaining life of the contract. Unless we can determine that there is a more suitable objective measure, we estimate progress towards completion based on the costs expended to date in relation to total estimated costs expected upon completion of the contract.

For our cost–plus–award–fee contracts, we recognize the expected fee to be awarded by the customer when there is a basis to reasonably estimate the amount. Estimates of award or incentive fees require significant estimates that may change over time and are based on prior award experience and communication with the customer regarding performance, including any interim performance evaluations rendered by the customer.

In certain situations, we recognize revenue associated with work performed prior to the completion and signing of contract documents. This revenue is recognized only when it can be reliably estimated and realization is probable. We base our estimates on previous experiences with the client, communications with the client regarding funding status, and our knowledge of available funding for the contract or program. As of June 30, 2010, we had approximately $8.9 million of accounts receivable related to revenue recognized on work performed prior to completion or signing of contract documents. We have not historically recognized significant losses related to work performed prior to signing a contract.

Accounting for Acquisitions

The purchase price that we pay to acquire a business is allocated to the net assets acquired based on the estimated fair value of those net assets. The excess of the purchase price over the estimated fair value of the net tangible and separately identified intangible assets acquired represents goodwill. We typically retain an independent third party valuation firm to assist us in our determination of the fair values and useful lives of identified intangible assets. The fair value determinations required in a purchase price allocation involve significant estimates and management judgments including estimates of future operating results and cash flows. Different estimates and assumptions could have resulted in materially different values assigned to acquired net assets including identified intangible assets and goodwill.

Accounting for Asset Impairments

We evaluate goodwill for impairment on an annual basis, or during any interim period if there is an indication that goodwill may be impaired. We assess the potential impairment of goodwill by comparing the carrying value of each of our reporting units with its estimated fair value. Each year we perform our goodwill impairment analysis as of January 1.

For our impairment analysis as of January 1, 2010, we considered the findings of a third party valuation firm in our determination of the fair value of our reporting units. The valuation approach was based upon a discounted cash flow analysis and comparable company market multiples. The discounted cash flow analysis requires numerous assumptions, including the timing of future work, our performance and profitability under our contracts, our success in securing future business, the appropriate weighted average cost of capital (WACC) used to discount the projected cash flows and terminal value assumptions. The WACC represents the expected cost of new capital, taking into consideration the weighted cost of debt and equity. The terminal value assumptions are applied to the final year of forecasted cash flows to estimate the value of the business at the end of the period in which cash flows can be reliably projected. As a result of the fiscal 2010 impairment analysis, we recorded goodwill impairment charges in two of our reporting units for a total of $60.0 million. There was $30.9 million of goodwill remaining in these two reporting units as of June 30, 2010. We also had approximately $408 million of goodwill in other reporting units whose fair values exceeded their carrying values by a substantial amount in the most recent impairment test. The impairment charges and our reporting units are discussed in Note 2 to our consolidated financial statements. If we are required to record an impairment charge in the future, it could materially affect our results of operations. Due to the many variables inherent in the estimation of a business's fair value, differences in assumptions may have a material effect on the results of our impairment analysis.

Although long–lived assets are amortized over their estimated useful lives, we evaluate these assets for impairment when events occur or circumstances change that suggest a possible impairment. Such events could include, but are not limited to, a significant adverse change in legal factors or the business climate, an expectation of future operating losses associated with the use of such assets, or other similar events. If such events do occur, we determine whether the carrying value of the affected asset is recoverable by comparing the asset's net book value to its future undiscounted net cash flows. If an asset's carrying value is not recoverable, we then test it for impairment by comparing the carrying value to the estimated fair value which is calculated using a discounted cash flow approach. If the carrying value exceeds the fair value, we record an impairment charge equal to the difference. As a result of the goodwill impairment discussed above, we evaluated certain long–lived assets for impairment and recorded a charge of $ 1.3 million during fiscal 2010.

Accounting for Stock–Based Compensation

Compensation costs related to our stock based compensation plans are recognized based on the grant–date fair value of the options and unvested restricted stock granted. The compensation cost for these stock–based awards is recognized on a straight–line basis over the requisite service period for the award, which is typically four years. Stock–based compensation costs were $9.0 million, $10.7 million and $10.1 million during fiscal 2010, 2009 and 2008.

We calculate the fair value of our stock option grants using the Black–Scholes–Merton option–pricing model. While the Black–Scholes–Merton model is a widely accepted method to calculate the fair value of stock options, its results are dependent on the inputs, two of which, expected term and expected volatility, are dependent on management's judgment. We have concluded that our historical exercise experience is the best estimate of future exercise patterns to determine an option's expected term. To estimate expected volatility, we analyze the historical volatility of our common stock. Changes in management's judgment of the expected term and the expected volatility could have a material effect on the grant–date fair value calculated and, in turn, on the amount of compensation cost recognized. Additionally, we are required to estimate future stock option and unvested restricted stock award forfeitures when determining the amount of stock–based compensation costs to record. We have concluded that our historical forfeiture rate is the best measure available to estimate future stock option forfeitures. However, actual forfeitures may differ from the estimates used, and could materially affect the total compensation expense recognized.

DESCRIPTION OF STATEMENT OF OPERATIONS ITEMS

The following is a description of certain line items of our statements of operations.

Revenue

Most of our revenue is generated based on services provided either by our employees or subcontractors. The revenue we earn may include third–party hardware and software that we purchase and integrate when requested by the client as a part of the solutions that we provide. To a lesser degree, we develop, license and sell software and hardware products to customers.

Cost of Services

Cost of services includes the direct costs to provide our services and business solutions to clients. The most significant of these costs are the salaries and wages plus associated fringe benefits, stock–based compensation and facility related costs of our employees directly serving clients. Cost of services also includes the costs of subcontractors and outside consultants, third–party materials such as hardware or software that we purchase and provide to the client as part of an integrated solution, and any other direct costs such as travel expenses incurred to support contract efforts.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include the salaries and wages plus associated fringe benefits, stock–based compensation and facility related costs of our employees not performing work directly for clients. Among the functions covered by these costs are asset and facilities management, business development, research and development, contracts, legal, finance and accounting, senior management, human resources, recruiting, and information systems support. Underutilized labor due to delayed contract awards and costs related to foreign currency transactions, including the gains and losses on forward exchange contracts, are also included in selling, general and administrative expenses.

Depreciation and Amortization

Depreciation and amortization includes depreciation of computers and other equipment, the amortization of software we use internally, the amortization of leasehold improvements, and the amortization of identified intangible assets.

Recent Accounting Pronouncements

See Note 1 to the consolidated financial statements in Part IV, Item 15 for information related to new accounting standards.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial instruments that potentially subject us to credit risk consist primarily of cash equivalents, accounts receivable, accounts payable and derivative instruments. We are exposed to market risk, primarily related to foreign currency exchange rates. We repaid all of the outstanding borrowings under our credit facility during fiscal 2010; therefore, our current exposure to fluctuations in interest rates is not material. We believe that concentrations of credit risk with respect to accounts receivable are limited as they are primarily receivables from federal government agencies or customers engaged in work for the federal government.

We consider our exposure to foreign currency exchange rates to fall in two categories: translation exposure and transaction exposure. Translation exposure arises from translating financial statements of our foreign operations to U.S. dollars for our consolidated financial statements. Changes in exchange rates between financial statement dates result in unrealized gains and losses, which are included in accumulated other comprehensive income in the stockholders' equity section of the consolidated balance sheet. As of June 30, 2010, the total amount of our net assets denominated in foreign currencies was not material.

Transaction exposure results from international contracts where changes in exchange rates affect cash flow. We often attempt to negotiate sales contracts in the same currency in which the predominant expenses will be incurred, thereby mitigating this exposure. However, we do enter into contracts that subject us to transaction exposure, particularly to the extent contract revenues are denominated in a currency different than the contract costs. Our most significant transaction exposure exists in our Era subsidiary, which incurs most of its expenses in Czech Korunas but enters into sales contracts denominated in other currencies, most notably the Euro. We do not attempt to hedge the risk of foreign currency exchange rate fluctuations on these contracts while they are included in our backlog. After revenue has been recognized, we utilize forward contracts to manage the exchange rate risk on the Euro denominated receivables. We also maintain certain intercompany balances between our U.S. and Czech operations that result in additional transaction exposure. As of June 30, 2010, the U.S. dollar denominated intercompany debt owed by the Czech operations was $20.2 million. As of June 30, 2010, we had approximately $19.0 million in U.S. dollar equivalent notional forward contracts that were acquired on June 29, 2010. We believe the effect of possible future fluctuations in foreign currency exchange rates on these contracts and the offsetting underlying transactions and balances, when taken together, do not create material market risk. We do not use derivatives for trading or speculative purposes.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements of SRA International, Inc. and subsidiaries are submitted on pages 44 through 71 of this report.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of June 30, 2010, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer (our principal executive officer and principal financial officer, respectively), management evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a–15 of the Exchange Act. Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective, as of the end of the period covered by this report, such that the information relating to us that is required to be disclosed in our reports filed with the SEC (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and (ii) is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Change in Internal Control over Financial Reporting

No change in our internal control over financial reporting occurred during the fiscal quarter ended June 30, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of SRA International, Inc. and subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting, as that term is defined in Exchange Act Rule 13a−15(f), and for assessing the effectiveness of internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability and fair presentation of published financial statements in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our chief executive officer and chief financial officer, management assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2010 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework*. Based on this assessment, management determined that the Company's internal control over financial reporting was effective as of June 30, 2010.

Deloitte & Touche LLP ("D&T"), an independent registered public accounting firm, has issued an attestation report on management's assessment of the Company's internal control over financial reporting. The D&T report immediately follows this report.

/s/ STANTON D. SLOANE
President and Chief Executive Officer

/s/ RICHARD J. NADEAU
Executive Vice President and Chief Financial Officer

Date: August 12, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of SRA International, Inc. and Subsidiaries

We have audited the internal control over financial reporting of SRA International, Inc. and subsidiaries (the "Company") as of June 30, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended June 30, 2010 of the Company and our report dated August 12, 2010 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia
August 12, 2010

Item 9B. OTHER INFORMATION

None.

[REMAINDER OF PAGE LEFT BLANK INTENTIONALLY]

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required to be set forth herein is contained under the heading "Executive Officers of the Registrant" in Part I of this report. Other information required by this Item will be included under the headings "Proposal 1—Election of Directors," "Corporate Governance" and "Section 16(a) Beneficial Ownership reporting Compliance" in the definitive proxy statement for our 2010 annual meeting of stockholders (2010 proxy statement) which sections are incorporated herein by reference.

Item 11. EXECUTIVE COMPENSATION

The information required by this Item will be included under the headings "Director Compensation," "Executive Compensation," "Compensation Committee Report on Executive Compensation," and "Compensation Committee Interlocks and Insider Participation," in the 2010 proxy statement, which sections are incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item will be included under the headings "Beneficial Ownership of Common Stock" and "Equity Compensation Plan Information" in the 2010 proxy statement, which sections are incorporated herein by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item will be included under the heading "Certain Relationships and Related Transactions" in the 2010 proxy statement, which section is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item will be included under the heading "Proposal 3—Ratification of Selection of Independent Auditors" in the 2010 proxy statement, which section is incorporated herein by reference.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of the report:

(1) Consolidated Financial Statements

(2) Financial statement schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or the notes thereto.

(3) Exhibits

Exhibit	Description
3.1	Amended and Restated Certificate of Incorporation of the Registrant, previously filed and incorporated by reference to the Registrant's Annual Report on Form 10−K for the fiscal year ended June 30, 2002 (File No. 001−31334).
3.2	Certificate of Amendment to the Certificate of Incorporation, as filed with the Delaware Secretary of State on October 28, 2009, previously filed and incorporated by reference to the Registrant's Current Report on Form 8−K filed with the SEC on November 3, 2009 (File No. 001−31334).
3.3	Amended and Restated By−Laws of the Registrant, previously filed and incorporated by reference to the Registrant's Current Report on Form 8−K filed with the SEC on November 3, 2009 (File No. 001−31334).
4.1	Specimen common stock certificate, previously filed and incorporated by reference to the Registrant's Registration Statement on Form S−1 filed on May 21, 2002 (333−83780).
10.1*	1994 Stock Option Plan, as amended, previously filed and incorporated by reference to the Registrant's Registration Statement on Form S−1 filed on May 21, 2002 (333−83780).
10.2*	2002 Stock Incentive Plan, previously filed and incorporated by reference to the Registrant's Registration Statement on Form S−1 filed on May 21, 2002 (333−83780).
10.3*	Deferred Compensation Plan for Key Employees, as amended, previously filed and incorporated by reference to the Registrant's Registration Statement on Form S−1 filed on May 21, 2002 (333−83780).
10.4	Office Lease Agreement, dated May 11, 1999 between the Registrant and Fair Lakes North and South, L.P., as amended, previously filed and incorporated by reference to the Registrant's Registration Statement on Form S−1 filed on May 21, 2002 (333−83780).
10.5	Office Lease Agreement, dated May 11, 1999 between the Registrant and Fair Lakes North and South, L.P., as amended, previously filed and incorporated by reference to the Registrant's Registration Statement on Form S−1 filed on May 21, 2002 (333−83780).

Exhibit	Description
10.6*	401(k) Savings Plan, as amended and restated effective January 1, 2001, previously filed and incorporated by reference to the Registrant's Registration Statement on Form S-1 filed on May 21, 2002 (333-83780).
10.7*	Amendment to 401(k) Savings Plan, previously filed and incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2003 (File No. 001-31334).
10.8	Credit Agreement, dated August 9, 2007, previously filed and incorporated by reference to the Registrant's Current Report on Form 8-K filed with the SEC on August 28, 2007 (File No. 001-31334).
10.9	Amendment, dated May 29, 2008 to Credit Agreement, previously filed and incorporated by reference to the Registrant's Current Report on Form 8-K filed with the SEC on June 3, 2008 (File No. 001-31334).
10.10*	Employment Agreement dated May 13, 2009 between SRA International, Inc. and Richard J. Nadeau, previously filed and incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2009 (File No. 001-31334).
10.11*	Employment Agreement dated May 28, 2010 between SRA International, Inc. and Stanton D. Sloane, previously filed and incorporated by reference to the Registrant's Current Report on Form 8-K filed with the SEC on June 6, 2010 (File No. 001-31334).
21.1^	Subsidiaries of the Registrant
23.1^	Consent of Independent Registered Public Accounting Firm
31.1^	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended
31.2^	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended
32.1^	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2^	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Management contract or compensatory plan, contract or arrangement.

^ Filed herewith

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SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Fairfax, Virginia on the 12th day of August, 2010.

SRA INTERNATIONAL, INC.

By: /s/ STANTON D. SLOANE
Stanton D. Sloane
President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ STANTON D. SLOANE **Stanton D. Sloane**	President and Chief Executive Officer (Principal Executive Officer)	August 12, 2010
/s/ RICHARD J. NADEAU **Richard J. Nadeau**	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	August 12, 2010
/s/ ERNST VOLGENAU **Ernst Volgenau**	Chairman	August 12, 2010
/s/ JOHN W. BARTER **John W. Barter**	Director	August 12, 2010
/s/ LARRY R. ELLIS **Larry R. Ellis**	Director	August 12, 2010
/s/ MILES R. GILBURNE **Miles R. Gilburne**	Director	August 12, 2010
/s/ W. ROBERT GRAFTON **W. Robert Grafton**	Director	August 12, 2010
/s/ WILLIAM T. KEEVAN **William T. Keevan**	Director	August 12, 2010
/s/ MICHAEL R. KLEIN **Michael R. Klein**	Director	August 12, 2010
/s/ DAVID H. LANGSTAFF **David H. Langstaff**	Director	August 12, 2010
/s/ GAIL R. WILENSKY **Gail R. Wilensky**	Director	August 12, 2010

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Stockholders of SRA International, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of SRA International, Inc. and subsidiaries (the "Company") as of June 30, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders' equity, comprehensive income and cash flows for each of the three years in the period ended June 30, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of SRA International, Inc. and subsidiaries as of June 30, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 30, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 12, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia
August 12, 2010

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SRA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands)

Assets

	June 30, 2010	June 30, 2009
Current assets:		
Cash and cash equivalents	$ 98,113	$ 74,683
Accounts receivable, net	354,825	356,261
Inventories, net	6,866	6,786
Prepaid expenses and other	25,752	37,707
Deferred income taxes	15,057	13,924
Total current assets	500,613	489,361
Property, plant and equipment, net	33,626	38,130
Goodwill	438,995	490,481
Identified intangibles, net	35,063	43,235
Deferred compensation trust	7,182	6,494
Other long–term assets	18,236	26,592
Total assets	$ 1,033,715	$ 1,094,293

The accompanying notes are an integral part of these consolidated financial statements.

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

(in thousands, except per share amounts)

Liabilities and Stockholders' Equity

	June 30, 2010	June 30, 2009
Current liabilities:		
Accounts payable and accrued expenses	$ 101,573	$ 137,443
Accrued payroll and employee benefits	123,617	111,296
Billings in excess of revenue recognized	17,023	16,598
Total current liabilities	242,213	265,337
Long–term debt	—	75,000
Deferred compensation liability	7,182	6,494
Deferred income taxes	7,280	—
Other long–term liabilities	5,477	5,842
Total liabilities	262,152	352,673
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, par value $0.20 per share; 5,000,000 shares authorized; none issued	—	—
Class A common stock, par value $0.004 per share; 180,000 shares authorized; 47,191 and 46,633 shares issued as of June 30, 2010 and 2009; 43,893 and 43,374 shares outstanding as of June 30, 2010 and 2009	189	187
Class B common stock, par value $0.004 per share; 55,000 shares authorized; 13,001 and 13,101 shares issued and outstanding as of June 30, 2010 and 2009	52	52
Additional paid–in capital	361,287	348,805
Treasury stock, at cost	(64,427)	(63,656)
Accumulated other comprehensive loss	(3,431)	(3,246)
Retained earnings	477,893	459,478
Total stockholders' equity	771,563	741,620
Total liabilities and stockholders' equity	$1,033,715	$1,094,293

The accompanying notes are an integral part of these consolidated financial statements.

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SRA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year Ended June 30,		
	2010	2009	2008
Revenue	$1,666,629	$1,540,556	$1,506,933
Operating costs and expenses:			
Cost of services	1,260,216	1,152,465	1,151,441
Selling, general and administrative	257,224	259,256	210,812
Depreciation and amortization	28,253	28,883	25,263
Impairment of goodwill and long–lived assets	61,315	1,138	—
Settlement of claims against Era sellers	(3,361)	—	—
Sale of Constella Futures Holding, LLC	1,889	(1,939)	—
Acquired in–process research and development	—	900	—
Total operating costs and expenses	1,605,536	1,440,703	1,387,516
Operating income	61,093	99,853	119,417
Interest expense	(1,306)	(5,526)	(3,288)
Interest income	1,855	2,283	4,261
Gain on sale of Mantas, Inc.	—	—	892
Income before income taxes	61,642	96,610	121,282
Provision for income taxes	43,227	38,610	48,018
Net income	18,415	58,000	73,264
Basic earnings per share:	$ 0.32	$ 1.02	$ 1.26
Diluted earnings per share:	$ 0.32	$ 1.01	$ 1.24

The accompanying notes are an integral part of these consolidated financial statements.

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands)

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount		Shares	Amount			
Balance July 1, 2007	43,576	$ 174	14,200	$ 57	$302,970	(711)	$ (5,996)	$ —	$328,250	$ 625,455
Net income	—	—	—	—	—	—	—	—	73,264	73,264
Proceeds from stock-based awards and related tax effects	1,348	5	—	—	18,496	—	—	—	—	18,501
Reissuance of treasury stock	—	—	—	—	481	23	198	—	—	679
Repurchase of common stock	—	—	—	—	—	(1,591)	(36,278)	—	—	(36,278)
Employee stock purchase plan	46	—	—	—	1,193	—	—	—	—	1,193
Shares converted between classes	149	1	(149)	(1)	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	10,148	—	—	—	—	10,148
Adoption of accounting standard related to uncertain income tax positions	—	—	—	—	—	—	—	—	(36)	(36)
Foreign currency translation	—	—	—	—	—	—	—	10	—	10
Balance June 30, 2008	45,119	180	14,051	56	333,288	(2,279)	(42,076)	10	401,478	692,936
Net income	—	—	—	—	—	—	—	—	58,000	58,000
Proceeds from stock-based awards and related tax effects	482	3	—	—	3,490	—	—	—	—	3,493
Reissuance of treasury stock	—	—	—	—	(63)	24	462	—	—	399
Repurchase of common stock	—	—	—	—	—	(1,003)	(22,042)	—	—	(22,042)
Employee stock purchase plan	82	—	—	—	1,430	—	—	—	—	1,430
Shares converted between classes	950	4	(950)	(4)	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	10,660	—	—	—	—	10,660
Foreign currency translation	—	—	—	—	—	—	—	(3,256)	—	(3,256)
Balance June 30, 2009	46,633	187	13,101	52	348,805	(3,258)	(63,656)	(3,246)	459,478	741,620
Net income	—	—	—	—	—	—	—	—	18,415	18,415
Proceeds from stock-based awards and related tax effects	382	2	—	—	2,024	—	—	—	—	2,026
Reissuance of treasury stock	—	—	—	—	—	24	462	—	—	462
Repurchase of common stock	—	—	—	—	—	(62)	(1,233)	—	—	(1,233)
Employee stock purchase plan	76	—	—	—	1,426	—	—	—	—	1,426
Shares converted between classes	100	—	(100)	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	9,032	—	—	—	—	9,032
Foreign currency translation	—	—	—	—	—	—	—	(185)	—	(185)
Balance June 30, 2010	47,191	$ 189	13,001	$ 52	$361,287	(3,296)	$(64,427)	$ (3,431)	$477,893	$ 771,563

The accompanying notes are an integral part of these consolidated financial statements.

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended June 30,		
	2010	2009	2008
Cash flows from operating activities:			
Net income	$ 18,415	$ 58,000	$ 73,264
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	28,253	28,883	25,263
Stock–based compensation	9,032	10,660	10,148
Deferred income taxes	8,438	1,550	(738)
Impairment of goodwill and long–lived assets	61,315	1,138	—
Settlement of claims against Era sellers	(3,361)	—	—
Sales of Constella Futures Holding, LLC and Mantas Inc. (see note 3)	1,889	(1,939)	(892)
Loss on disposal of property and equipment		—	788
Acquired in–process research and development	—	900	—
Gain realized from forward exchange contracts	(2,965)	—	—
Changes in assets and liabilities, net of the effect of acquisitions and divestitures			
Accounts receivable	8	(9,868)	(35,039)
Inventories	(1,159)	(1,381)	—
Prepaid expenses and other	3,650	3,763	3,050
Accounts payable and accrued expenses	(37,100)	(6,672)	2,427
Accrued payroll and employee benefits	11,537	8,718	13,232
Billings in excess of revenue recognized	597	424	(4,085)
Other	(1,849)	(3,540)	(3,621)
Net cash provided by operating activities	96,700	90,636	83,797
Cash flows from investing activities:			
Capital expenditures	(13,366)	(15,057)	(10,763)
Payments to Spectrum Solutions Group, Inc. shareholders	—	(9,396)	—
Acquisitions, net of cash acquired	(8,611)	(132,275)	(189,714)
Proceeds from sale of Constella Futures Holding, LLC	—	14,320	—
Settlement of Era purchase price	12,500	—	—
Collections on note receivable	5,330	—	—
Proceeds from sale of Mantas, Inc.	—	—	892
Proceeds from forward exchange contracts	2,965	—	—
Net cash used in investing activities	(1,182)	(142,408)	(199,585)
Cash flows from financing activities:			
Issuance of common stock	4,192	4,600	15,027
Excess tax benefits of stock option exercises	146	1,075	4,667
Borrowings under credit facility	115,000	75,000	230,000
Repayments under credit facility	(190,000)	(150,000)	(80,000)
Net repayments under other short–term credit facilities	—	(9,910)	—
Reissuance of treasury stock	462	399	679
Purchase of treasury stock	(1,233)	(22,042)	(36,278)
Payment of financing costs	—	—	(1,081)
Net cash (used in) provided by financing activities	(71,433)	(100,878)	133,014
Effect of exchange rate changes on cash and cash equivalents	(655)	(1,927)	—
Net increase (decrease) in cash and cash equivalents	23,430	(154,577)	17,226
Cash and cash equivalents, beginning of period	74,683	229,260	212,034
Cash and cash equivalents, end of period	$ 98,113	$ 74,683	$ 229,260

The accompanying notes are an integral part of these consolidated financial statements.

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year Ended June 30,		
	2010	2009	2008
Net income	$18,415	$58,000	$73,264
Foreign currency translation, net of tax	(185)	(3,256)	10
Comprehensive income	$18,230	$54,744	$73,274

The accompanying notes are an integral part of these consolidated financial statements.

SRA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended June 30, 2010, 2009, and 2008

1. Summary of Significant Accounting Policies:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of SRA International, Inc. (a Delaware corporation), and its wholly–owned subsidiaries (SRA or the Company). All intercompany transactions and balances have been eliminated.

Nature of Business

SRA provides technology and strategic consulting services and solutions to clients in national security, intelligence and space, civil government, and health care and public health markets. Within these markets, SRA's clients include a combination of U.S. federal, state and local government agencies, and commercial and international organizations. The Company is organized into strategic sectors which are aligned with these markets. The National Security Sector (NSS) provides strategic and tactical command, control and communications systems for customers in law enforcement, and public safety. The Health and Civil Services Sector (HCS) provides information technology consulting services and enterprise–wide infrastructure support to federal civil agencies as well as health consulting services. The Intelligence and Space Sector (ISS) provides technical and functional expertise to improve information gathering and analysis across geographies and organizations for intelligence and space agencies. The Company also provides solutions for aircraft and vehicle tracking through its Era business.

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Although the Company is organized into strategic sectors, the Company has one reportable segment. The Company derives a substantial portion of its revenue from services provided as a prime contractor or subcontractor on engagements with the U.S. government. During the fiscal years ended June 30, 2010, 2009, and 2008, these contracts represented 93%, 92% and 95% of the Company's revenue.

Accounting Estimates

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP) requires that management make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, as well as the disclosure of contingent assets and liabilities. These estimates are based on the Company's historical experience and various other factors that are deemed reasonable at the time the estimates are made. The Company re–evaluates its estimates quarterly. Actual results may differ significantly from these estimates under different assumptions or conditions. Management believes the critical accounting policies requiring significant estimates and judgments are revenue recognition, accounting for acquisitions, including the identification of intangible assets and the ongoing impairment assessments of goodwill and intangible assets, and accounting for stock compensation expense. If any of these estimates or judgments proves to be inaccurate, the Company's results could be materially affected in the future.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, services have been rendered or goods delivered, the contract price is fixed or determinable, and collectability is reasonably assured. Revenue associated with work performed prior to the completion and signing of contract documents is recognized only when it can be reliably estimated and realization is probable. The Company bases its estimates on previous experiences with the client, communications with the client regarding funding status, and its knowledge of available funding for the contract.

Revenue on cost–plus–fee contracts is recognized to the extent of costs incurred plus a proportionate amount of the fee earned. The Company considers fixed fees under cost–plus–fee contracts to be earned in proportion to the allowable costs incurred in performance of the contract. The Company considers performance–based fees, including award fees, under any contract type to be earned when it can demonstrate satisfaction of performance goals, based upon historical experience, or when the Company receives contractual notification from a client that the fee has been earned. Revenue on time–and–materials contracts is recognized based on the hours incurred at the negotiated contract billing rates, plus the cost of any allowable material costs and out–of–pocket expenses. Revenue on fixed–price contracts where the Company performs systems design, development and integration is recognized using the percentage–of–completion method of contract accounting. Unless it is determined as part of the Company's regular contract performance review that overall progress on a contract is not consistent with costs expended to date, the Company determines the percentage completed based on the percentage of costs incurred to date in relation to total estimated costs expected upon completion of the contract. Revenue on fixed–price outsourcing and managed services contracts is recognized ratably over the contract period. Revenue on fixed–price strategic consulting contracts is recognized based on costs incurred because these services are directed by the Company's customers and are subject to their needs which fluctuate throughout the contract period. Billings for hardware or software purchased by customers under one of the Company's contracts where it acts as an agent to the transaction are excluded from the Company's revenue and cost of services, except to the extent of any handling fee or profit earned.

Contract revenue recognition involves estimation. The Company records the cumulative effect of a revision in revenue or profit recorded in the period in which the facts requiring the revision become known. Anticipated contract losses are recognized in the period in which they become probable and can be reasonably estimated.

Reserves for the collectability of accounts receivable are recorded when the Company determines that it is probable that it will not collect all amounts due and the amount of the reserve requirements can be reasonably estimated.

Impairment of Long–Lived Assets, Intangible Assets and Goodwill

Intangible assets with finite lives are amortized on a straight–line basis over their useful lives, typically determined with the assistance of an outside valuation firm. Whenever events or changes in circumstances indicate that the carrying amount of long–lived assets and intangible assets may not be fully recoverable, the Company evaluates the probability that future undiscounted net cash flows, without interest charges, will be less than the carrying amount of the assets. If impairment is indicated as a result of this review, the Company recognizes a loss based on the amount by which the carrying amount exceeds the fair value which is measured using the estimated discounted future cash flows.

Goodwill represents the excess of the cost of an acquired entity over the net amounts assigned to assets acquired and liabilities assumed. The Company tests goodwill for impairment annually on January 1, and between annual tests whenever events or changes in circumstances indicate the carrying value may not be recoverable. The Company utilizes a discounted cash flow analysis as well as comparative market multiples to determine the fair value of its reporting units.

The impairment model prescribes a two step method for determining goodwill impairment. The first step compares the reporting unit's estimated fair value to its carrying value. If the carrying value exceeds the estimated fair value, a potential impairment is indicated and the Company must complete the second step of the impairment test. The second step allocates the fair value of the reporting unit to the tangible and intangible assets and liabilities to derive an implied fair value for the reporting unit's goodwill. If the carrying value of goodwill exceeds the implied fair value, an impairment charge is recorded to reduce the carrying value of the goodwill to the implied fair value. During fiscal 2010, we recorded impairment charges totaling $61.3 million related to goodwill and long–lived assets. These impairment charges are discussed in more detail in Note 2.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities less valuation allowances, if required. Enacted statutory tax rates are used to compute the tax consequences of these temporary differences. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit.

The Company has developed and implemented a process to ensure that uncertain tax positions are identified, analyzed and properly reported in the Company's financial statements in accordance with generally accepted accounting principles. The Company recognizes accrued interest and penalties related to uncertain tax positions in the provision for income tax expense

The Company files income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions with varying statutes of limitation. Periods for fiscal years ended after July 1, 2006 generally remain subject to examination by federal and state tax authorities. In foreign jurisdictions, tax years after 2005 may remain subject to examination by tax authorities.

Deferred Compensation Plan

Certain key employees of the Company are eligible to defer a specified percentage of their cash compensation by having it contributed to a nonqualified deferred compensation plan. Eligible employees may elect to defer up to 50% of their base salary and up to 100% of performance bonuses, reduced by any amounts withheld for the payment of taxes or other deductions required by law. The Company funds its deferred compensation liabilities by making cash contributions to a Rabbi Trust at the time the salary or bonus being deferred would otherwise be payable to the employee. Gains or losses on amounts held in the Rabbi Trust are fully allocable to plan participants. As a result, there is no net impact on the Company's results of operations, and the liability to plan participants is fully funded at all times.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original or purchased maturity of 90 days or less to be cash equivalents.

Supplementary Cash Flow Information

Supplementary cash flow information including significant non–cash investing and financing activities was as follows (in thousands):

	2010	2009	2008
Debt assumed in acquisition of Era Systems Corporation	—	12,531	—
Notes receivable obtained from the sale of Constella Futures Holding, LLC	—	20,274	—
Cash paid for interest	1,113	5,761	2,656
Cash paid for income taxes	38,556	36,451	51,390
Cash received for interest	1,832	2,643	4,376
Cash received for income taxes	688	938	961

Restricted Cash

The Company's contract research organization (CRO) business receives advances from its customers which are restricted as to withdrawal or usage. For certain contracts in our Era aviation business, we deposit amounts in escrow until customer acceptance of the deliverables has occurred. Restricted cash balances of $1.2 million and $1.4 million as of June 30, 2010 and 2009, respectively, are included in prepaid expenses and other assets on the consolidated balance sheet.

Table of Contents

Inventory

The Company's inventories relate to the production facilities in the Czech Republic. Inventories consist of materials and labor, and are stated at the lower of average cost or market value. Cost of sales is determined using the first–in, first–out method. The value of the inventory is reduced for possible excess and obsolete inventory based on the Company's estimates of future demand and market conditions.

Property and Equipment

Property and equipment, including major additions or improvements thereto, are recorded at cost and depreciated over their estimated useful lives ranging from three to seven years using the straight–line method. Leasehold improvements are amortized over the lesser of the lease term or the asset's estimated useful life, but typically not exceeding seven years, using the straight–line method. Depreciation and amortization expense related to property and equipment was $17.9 million, $17.1 million, and $15.4 million for the years ended June 30, 2010, 2009, and 2008, respectively.

Accounting for Stock–Based Compensation

The Company recognizes the fair value of all stock–based awards granted to employees and directors in exchange for services as compensation expense on a straight line basis over the requisite service period which is typically four years. The Company estimates the fair value of stock options on the date of grant using the Black–Scholes option pricing model with the following weighted–average assumptions for each of the past three years:

	Year Ended June 30,		
	2010	2009	2008
Expected volatility	40.3%	39.8%	32.8%
Expected term (in years)	5.4	5.7	5.0
Risk–free interest rate	2.4%	2.0%	3.9%

The expected volatility is based upon the historical volatility of the Company's share price. The expected term is estimated based upon exercise experience of option grants made in the past to Company employees. The risk–free interest rate is based on the implied yield available on a U.S. Treasury note with a term equal to the expected term of the underlying grants. The Company has not paid dividends in the past nor does it expect to pay dividends in the foreseeable future. As such, the Company used a dividend yield percentage of zero for all periods presented.

The Company recognizes stock–based compensation expense based on the estimated grant date fair value of an award. The expense deducted for income tax purposes is based on the value received by the award recipients when the options are exercised or the restricted shares vest. Changes in the Company's stock price may cause the amount taken as a tax deduction to be different than the expense recorded in the financial statements. If the tax deduction recognized for an award exceeds the expense previously recorded in the financial statements, the Company recognizes an excess tax benefit related to the difference. Because excess tax benefits result from an increase in the Company's stock price after an award has been granted, the amount of the excess benefit is recognized as an increase to additional paid–in capital and reflected as a financing cash inflow on the consolidated statement of cash flows. If the tax deduction realized for an award is less than the related expense recorded in the financial statements, a tax deficiency is recognized, reducing additional paid–in capital by up to the amount of previously recognized excess tax benefits.

Facility Costs

Incentives for tenant improvements are recorded as liabilities and amortized as reductions in rent expense over the term of the respective leases. The Company recognizes rent expense, including escalated rent and rent holidays, on a straight–line basis over the term of the lease.

To calculate the amount of facility exit charges, the Company makes estimates related to potential sublease income and future exit costs. If actual amounts differ from the Company's estimates, the amount of the facility exit charge could be impacted.

Fair Value of Financial Instruments and Concentration of Credit Risk

The Company's financial instruments include cash and cash equivalents, accounts receivable and accounts payable. As of June 30, 2010 and 2009, the carrying value of the Company's financial instruments approximated fair value.

The Company believes that concentrations of credit risk with respect to accounts receivable are limited as they are primarily receivables from federal government agencies or customers engaged in work for the federal government.

Foreign Currency Translation

The functional currencies for the Company's international operations are their respective local currencies. The assets and liabilities in these operations are translated to U.S dollars at the exchange rate in effect on the reporting date, and income and expenses are translated at the weighted–average exchange rate during the period. The net translation gains and losses are not included in determining net income, but rather are accumulated as a separate component of stockholders' equity.

Derivative Instruments and Hedging Activities

The Company is subject to foreign exchange risk related to transactions executed in non–functional currencies. The Company utilizes forward contracts to offset the impact of changes in foreign currency exchange rates on certain short term intercompany balances as well as Euro denominated trade receivables of the Company's subsidiary whose functional currency is the Czech Koruna. The Company has not designated any of these derivative instruments as an accounting hedge and, accordingly, all of these derivative instruments are marked to fair value at each balance sheet date and all gains and losses are recognized in earnings immediately.

Preferred Stock

The Company is authorized to issue 5,000,000 shares of preferred stock, $0.20 par value per share, the terms and conditions of which are determined by the Board of Directors at each issuance. No preferred stock has been issued.

Common Stock

The Company has outstanding shares of class A and class B common stock. Holders of class A common stock are entitled to dividends per share in an amount equal to dividends per share declared and paid on class B common stock. Holders of both classes of common stock vote as a single class, with each share of class A common stock having one vote per share and each share of class B common stock having ten votes per share. Holders of both classes of common stock would share ratably in the net assets of the Company upon its liquidation or dissolution. Each share of class B common stock is convertible at any time at the option of the holder into one share of class A common stock.

Treasury Stock

The Company may elect to repurchase shares of outstanding common stock from employees upon the exercise of stock options, or upon the vesting of restricted stock, for the purpose of satisfying the minimum required tax withholding. Shares may also be repurchased as part of the repurchase authorization described in

Note 10. Treasury stock is recorded at cost and is included as a deduction from total stockholders' equity on the consolidated balance sheet. The Company may reissue shares from treasury, typically as part of the 401(k) match described in Note 8. The cost of shares issued from treasury is calculated based on the weighted average cost paid by the company to acquire the shares. Gains on sales of treasury stock are credited to additional paid–in capital; losses are also charged to additional paid–in capital to the extent that previous net gains from sales of the same class of stock are included therein.

Earnings Per Share

Because the Company currently has outstanding shares of class A and class B common stock, GAAP requires that basic and diluted earnings per share (EPS) be calculated using the if–converted method for class A common stock and the two–class method for class B common stock. The two–class method is an earnings allocation formula that determines EPS for each class of common stock according to the weighted–average of dividends declared, outstanding shares per class and participation rights in undistributed earnings. The computation of EPS by applying the two–class method for the Company does not and cannot yield a different result than that provided using the if–converted method because net income is allocated between class A and class B common stock proportionately.

During fiscal 2010 the Company adopted new accounting guidance which requires allocation of a portion of earnings to any outstanding unvested restricted share awards that qualify as participating securities. Participants in the Company's equity compensation plans who are granted restricted stock awards would be entitled to receive a proportionate share of dividends, if declared. The rights to dividends declared are non–forfeitable; therefore, the unvested restricted shares qualify as participating securities requiring the allocation of earnings under the two–class method to calculate EPS. The percentage of earnings allocated to the unvested restricted shares is based on the proportion of the weighted–average unvested restricted shares outstanding to the total of the basic weighted–average common shares outstanding and the weighted average unvested restricted shares outstanding. The adoption of this guidance reduced previously reported basic earnings per share for the years ended June 30, 2009 and 2008 by one cent.

Basic EPS is computed by dividing income less earnings allocable to unvested restricted shares by the basic weighted average number of shares outstanding. Diluted EPS is computed similar to basic EPS, except the weighted average number of shares outstanding is increased to include the dilutive effect of outstanding stock options.

Research and Development Costs

Research and development costs are expensed as incurred. Total research and development costs, which are included in selling, general and administrative expenses, were $5.0 million, $4.0 million, and $2.1 million for the years ended June 30, 2010, 2009, and 2008, respectively.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued the FASB Accounting Standards Codification (the Codification) the single source of GAAP used by non–government entities in the preparation of financial statements, except for rules and interpretive releases of the SEC. The Codification supersedes all existing non–SEC accounting and reporting standards and was effective for the Company beginning July 1, 2009. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead, it will issue Accounting Standards Updates (ASUs).

In October 2009, the FASB issued ASU No. 2009–14, *Certain Revenue Arrangements that include Software Elements—a consensus of the FASB Emerging Issues Task Force*, which amends Topic 985: *Software*. This ASU modifies the existing accounting guidance to exclude tangible products that contain both software and non–software components that function together to deliver the product's essential functionality from the scope of the software revenue recognition accounting standards. This ASU is effective for the Company beginning July 1, 2010 and can be applied prospectively or retrospectively. The Company does not expect the adoption of this ASU to have a material impact on its financial position or results of operations.

In October 2009, the FASB issued ASU No. 2009–13, *Multiple–Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force*, which amends Topic 605: *Revenue Recognition*. This ASU removes the "objective and reliable evidence of fair value" criterion from the separation criteria used to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, replaces references to "fair value" with "selling price" to distinguish from the fair value measurements required under the *Fair Value Measurements and Disclosures* guidance, provides a hierarchy that entities must use to estimate selling price, eliminates the use of the residual method for allocation, and expands ongoing disclosure requirements. This ASU is effective for the Company beginning July 1, 2010 and can be applied prospectively or retrospectively. The Company does not expect the adoption of this ASU to have a material impact on its financial position or results of operations.

In January 2010, the FASB issued ASU No. 2010–06, *Fair Value Measurements and Disclosures (ASC Topic 820)—Improving Disclosures about Fair Value Measurements*. The amendments in this update require new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets and liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons for and the timing of the transfers. This guidance became effective for the Company in the three months ended March 31, 2010 and did not have a material impact on the Company's financial position or results of operations. Additionally, this ASU requires a roll–forward of activities on purchases, sales, issuances, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The requirement will become effective beginning July 1, 2011 and is not expected to have a material impact on the Company's financial position or results of operations.

In April 2010, the FASB issued ASU No. 2010–17 *Milestone Method of Revenue Recognition—a consensus of the FASB Emerging Issues Task Force*, which amends Topic 605: *Revenue Recognition*. This ASU establishes authoritative guidance permitting use of the milestone method of revenue recognition for research or development arrangements that contain payment provisions or consideration contingent on the achievement of specified events. This guidance is effective for milestones achieved in our fiscal year beginning July 1, 2010. The Company does not expect the adoption of this ASU to have a material impact on its financial position or results of operations.

Other new ASUs issued but not effective until after June 30, 2010, are not expected to have a significant effect on the Company's financial position or results of operations.

Table of Contents

Reclassifications

Beginning in fiscal 2010, the Company reclassified the portion of rent and facility costs, as well as stock–based compensation expense related to employees who perform work directly for the Company's clients from the caption "selling, general and administrative expenses" to the caption "cost of services." All prior period balances have been reclassified to conform to the current period presentation. The impact of this reclassification on fiscal years 2005 through 2009 was as follows:

	Year Ended June 30,				
	2009	2008	2007 *	2006 *	2005 *
			(in thousands)		
Cost of services					
As previously reported	$1,123,868	$1,121,913	$954,656	$880,802	$653,115
% of revenue	73.0%	74.5%	75.2%	74.7%	74.1%
Reclassification	28,597	29,528	28,879	24,908	18,379
As reclassified	$1,152,465	$1,151,441	$983,535	$905,710	$671,494
% of revenue	74.8%	76.4%	77.5%	76.8%	76.2%
Selling, general and administrative expenses					
As previously reported	$ 287,853	$ 240,340	$200,204	$183,297	$126,404
% of revenue	18.7%	15.9%	15.8%	15.5%	14.3%
Reclassification	(28,597)	(29,528)	(28,879)	(24,908)	(18,379)
As reclassified	$ 259,256	$ 210,812	$171,325	$158,389	$108,025
% of revenue	16.8%	14.0%	13.5%	13.4%	12.3%

* – Unaudited

Other reclassifications have been made to prior–period balances to conform to the current period presentation, including the reclassification of a $1.1 million impairment charge recorded in fiscal 2009 related to certain long–lived assets. This charge has been reclassified from the caption "depreciation and amortization" to the caption "impairment of goodwill and long–lived assets."

2. Impairment of Goodwill and Long–Lived Assets

The Company evaluated goodwill for impairment as of January 1, 2010. The Company separately evaluated goodwill assigned to HCS, NSS, and the two Era reporting units, Air Traffic Management and Military and Security (ATM) and Airport Operations Solutions (AOS). The Company engaged an independent third–party firm and considered their findings in its determination of the fair value of the two Era reporting units. There were no indications of impairment in the HCS and NSS sectors as the estimated fair value of those reporting units substantially exceeded their respective carrying values. However, the first step of the impairment test for ATM and AOS indicated an impairment. The second step of the impairment test determined that goodwill was impaired in the ATM and AOS reporting units by $56.5 million and $3.5 million, respectively, resulting in an aggregate goodwill impairment charge of $60.0 million that was recognized in the third quarter of fiscal 2010. ATM and AOS sell products and services in the aviation market, which has suffered from the effects of the global economic crisis. The impairment primarily results from the effects of adverse economic conditions, which have created increasing uncertainty about the timing of potential future orders and caused a corresponding reduction in the estimated future cash flows and market pricing multiples used by the Company in its annual assessment. This goodwill had no tax basis, and accordingly, there is no tax benefit related to the impairment charge. The impairment charge reduced goodwill to $28.6 million and $2.3 million in the ATM and AOS reporting units, respectively, as of June 30, 2010.

Additionally, the Company determined that the carrying amount of certain long–lived assets in the AOS reporting unit exceeded the expected future net undiscounted cash flows from these assets as a result of the
adverse conditions in the aviation market. The Company recorded impairment charges during fiscal 2010 of $0.6

million related to identified intangible assets and $0.7 million related to capitalized software to reduce these assets to their respective fair values. The capitalized software had been included in other long−term assets on the consolidated balance sheet.

During fiscal 2009, the Company identified certain property and equipment that were impaired in its contract research organization business. The carrying value of these assets exceeded their fair values, calculated based on the estimated discounted future cash flows, and resulted in an impairment charge of $1.1 million.

The changes in the carrying amount of goodwill were as follows (in thousands):

Balance as of July 1, 2008	$395,766
Acquisition of Era Systems Corporation	87,229
Acquisition of Interface and Control Systems, Inc.	6,511
Payments to Spectrum shareholders	9,396
Divestiture of Constella Futures Holding, LLC	(8,421)
Balance as of June 30, 2009	490,481
Completion of Era purchase price allocation in the second quarter of fiscal 2010 (see Note 3)	3,656
Acquisition of Perrin Quarles Associates, Inc. in January 2010 (see Note 3)	4,829
Goodwill impairment	(59,971)
Balance as of June 30, 2010	$438,995

Accumulated goodwill impairment losses were $59,971 as of June 30, 2010 and zero as of June 30, 2009 and July 1, 2008.

Identified intangible assets consisted of the following (in thousands):

		June 30, 2010			June 30, 2009		
	Weigted−Average Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	8 years	$60,005	$ (40,729)	$ 19,276	$57,605	$ (33,387)	$ 24,218
Technology and other	7 years	21,642	(5,856)	15,787	22,184	(3,167)	19,017
Total identified intangible assets		$81,648	$ (46,585)	$ 35,063	$79,789	$ (36,554)	$ 43,235

Amortization expense of identified intangible assets was $10.3 million, $11.8 million, and $9.8 million for the years ended June 30, 2010, 2009, and 2008, respectively. Identified intangible assets are amortized on a straight−line basis over estimated useful lives ranging from 2 to 20 years. Estimated amortization expense is as follows for the periods indicated (in thousands):

Year ending June 30,	
2011	9,030
2012	6,376
2013	5,366
2014	4,625
2015	4,173
Thereafter	5,493
Total	$ 35,063

3. Acquisitions and Divestitures:

Perrin Quarles Associates, Inc.

On January 31, 2010, the Company acquired all of the outstanding equity interests of Perrin Quarles Associates, Inc. (PQA), a privately–held environmental consulting firm for $8.6 million, net of $0.3 million cash acquired. PQA specializes in environmental program development and implementation for air quality and climate change, providing services primarily to the Environmental Protection Agency, and state and international environmental organizations. The purchase price allocation resulted in goodwill of $4.8 million (all of which is deductible for tax purposes) and identified intangible assets of $2.8 million. The identified intangible assets consisted primarily of customer relationships and will be amortized over estimated useful lives ranging from 5 to 10 years. The acquisition did not meet the criteria of a material and significant acquisition, and therefore, pro forma disclosures are not presented in these consolidated financial statements.

Era Systems Corporation

On July 30, 2008, the Company acquired Era Systems Corporation (Era), a privately–held provider of advanced surveillance technologies and flight tracking solutions for the air traffic management, airport operations, military and security markets. The initial purchase price of $125.5 million was reduced by $8.8 million in fiscal 2010 after settlement of a dispute over the amount of the net working capital adjustment provided for in the purchase agreement. The final adjusted purchase price of $116.7 million includes direct transaction costs of $0.8 million and cash acquired of $1.1 million. Approximately $24.3 million of the purchase price was allocated to identified intangible assets with estimated useful lives ranging from 2 years to 20 years and $90.9 million was allocated to goodwill. The goodwill from the acquisition is not deductible for tax purposes. The identified intangible assets included in–process research and development of $0.9 million, which was expensed in fiscal 2009. In March 2010, the Company collected the $8.8 million related to the net working capital adjustment, $0.3 million of arbitration fees and $3.4 million in settlement of all other outstanding claims. The $3.4 million settlement was recorded as income during fiscal 2010.

The acquisition did not meet the criteria of a material and significant acquisition, and therefore, pro forma disclosures are not presented in these consolidated financial statements.

Interface and Control Systems, Inc

On July 2, 2008, the Company acquired Interface and Control Systems, Inc. (ICS), a privately–held product development and engineering services firm specializing in real–time, embedded and autonomous command and control software systems for space applications. The results of ICS's operations have been included in these consolidated financial statements since that date.

The Company acquired ICS for a total purchase price of approximately $8.5 million, which included direct transaction costs of approximately $0.2 million and cash acquired of $0.6 million. Approximately $1.0 million of the purchase price was allocated to definite–lived intangible assets acquired, and approximately $6.5 million was allocated to goodwill which is deductible for tax purposes. The identified intangible assets are being amortized over estimated useful lives ranging from 2 years to 10 years.

The acquisition did not meet the criteria of a material and significant acquisition, and therefore, pro forma disclosures are not presented in these consolidated financial statements.

Divestiture of Constella Futures Holding, LLC

On September 2, 2008, the Company sold its ownership interest in Constella Futures Holding, LLC (Futures), a wholly owned subsidiary of Constella Group, LLC (Constella) to a group of private investors led by the former Constella chairman and chief executive officer. The operating results of Futures through the date of the sale are included in the operating results of the Company in the accompanying consolidated statements of operations. Based on its initial estimate of the senior net asset note, the Company recorded a pre–tax gain on the sale of approximately $1.9 million in fiscal 2009. During fiscal 2010, an independent third party arbitrator issued a determination on the amount of the senior net asset note, resulting in a reduction of the total selling price from the initial estimate of $38.8 million to approximately $36.9 million. This change reduced the previously recorded gain by $1.9 million.

The final selling price of $36.9 million consisted of $16.6 million in cash, a $10.0 million senior promissory note and a senior net asset note of $10.3 million. Both senior notes bear interest at 6% per annum, payable monthly, and are secured by a $7.0 million bank letter of credit, a $3.0 million personal guaranty, and the assets of Futures as a new company. The senior net asset note is to be paid in installments. The first payment of $2.0 million was received in September 2009. A second payment of $3.3 million was received in December 2009. A payment of $2.0 million is due on September 1, 2010 with the remainder due to be paid on September 1, 2011. The senior promissory note is to be paid in two installments of $1.0 million and $9.0 million on September 1, 2012 and 2013, respectively.

Sale of Mantas, Inc.

In May 2001, Mantas, which was previously one of our service offerings, was contributed to Mantas, Inc., a separate company. In October 2006, i–flex solutions completed its acquisition of Mantas, Inc. The Company recognized a total pre–tax gain of approximately $3.7 million during fiscal 2007 related to the sale and $0.9 million during fiscal 2008 upon the release of funds pursuant to the terms of the escrow agreement.

4. Earnings per Share:

The following table reconciles reported income from continuing operations and net income to the income used to compute basic and diluted EPS for the periods presented (in thousands):

	Year Ended June 30,		
	2010	2009	2008
Net income, as reported	$ 18,415	$ 58,000	$ 73,264
Less: allocation of earnings to unvested restricted shares	215	670	500
Net income for the computation of EPS	$ 18,200	$ 57,330	$ 72,764

A reconciliation of the weighted average number of shares outstanding used to compute basic and diluted EPS for the periods presented is as follows (in thousands):

	Year Ended June 30,		
	2010	2009	2008
Basic weighted–average class A shares outstanding	43,685	42,416	43,451
Basic weighted–average class B shares outstanding	13,036	13,900	14,116
Total basic weighted–average shares outstanding	56,721	56,316	57,567
Dilutive effect of stock equivalents	538	507	1,315
Diluted weighted–average shares outstanding	57,259	56,823	58,882
Stock options excluded from the calculation of diluted EPS due to anti–dilution	3,522	3,472	1,750

5. Accounts Receivable:

Accounts receivable as of June 30, 2010 and 2009 consisted of the following (in thousands):

	June 30, 2010	June 30, 2009
Billed and billable, net of allowance of $2,741 and $3,429 as of June 30, 2010 and 2009, respectively	$306,395	$312,402
Unbilled:		
Retainages	3,755	4,066
Revenue recorded in excess of milestone billings on fixed–price contracts	40,094	38,466
Revenue recorded in excess of contractual authorization, billable upon receipt of contractual amendments/documents	8,865	4,337
Allowance for unbillable amounts	(4,284)	(3,010)
Total unbilled	48,430	43,859
Total accounts receivable	$354,825	$356,261

The billable receivables included in the billed and billable line item above represent primarily revenue earned in the final month of the reporting period. These billable receivables are typically billed and collected within 90 days of the balance sheet date. Consistent with industry practice, certain receivables related to long–term contracts are classified as current, although $1.3 million of retainages are not expected to be billed and collected within one year.

Changes in the Company's allowance for doubtful accounts for the periods presented were as follows (in thousands):

	Fiscal year ended June 30,		
	2010	2009	2008
Balance as of July 1	$ 3,429	$2,835	$2,689
Charged to costs and expenses	329	828	30
Deductions	(1,007)	(142)	(373)
Other	(10)	(92)	489
Balance as of June 30	$ 2,741	$3,429	$2,835

The line item "other" represents changes resulting from acquisitions, divestitures and foreign currency translations.

Changes in the Company's allowance for unbillable amounts for the periods presented were as follows (in thousands):

	Fiscal year ended June 30,		
	2010	2009	2008
Balance as of July 1	$3,010	$1,860	$1,607
Charged to costs and expenses	1,274	1,150	253
Balance as of June 30	$4,284	$3,010	$1,860

Billings in excess of revenue totaled $17.0 million at June 30, 2010 and $16.6 million at June 30, 2009. This balance primarily relates to third–party maintenance that the Company is able to bill in advance of revenue, which is recognized ratably over the maintenance term. Billings in excess of the revenue recognized is classified as a current liability on the consolidated balance sheet.

6. Composition of Certain Financial Statement Captions:

The following table details the composition of certain financial statement captions as of June 30, 2010 and 2009 (in thousands):

	June 30, 2010	June 30, 2009
Inventories, net		
Raw materials	$ 5,241	$ 4,493
Work in process	1,904	2,452
Total inventory	7,145	6,945
Allowance for obsolescence	(279)	(159)
Total inventories, net	$ 6,866	$ 6,786
Prepaid expenses and other assets		
Prepaid taxes and taxes receivable	$ 2,653	$ 790
Receivable from escrow related to Era acquisition (see Note 3)	—	12,500
Prepaid maintenance and software	10,775	7,006
Lease receivables from customers	1,955	2,219
Short–term portion of note receivable from Futures divestiture (see Note 3)	2,000	2,000
Other	8,369	13,192
Total prepaid expenses and other assets	$ 25,752	$ 37,707
Property, plant and equipment		
Land	$ 364	$ 416
Buildings and improvements	1,799	2,755
Leasehold improvements	30,941	28,582
Furniture, equipment and software	92,400	86,558
Total property plant and equipment	125,504	118,311
Less: Accumulated depreciation and amortization	(91,878)	(80,181)
Total property plant and equipment, net	$ 33,626	$ 38,130
Other long–term assets		
Long–term portion of notes receivable from Futures divestiture (see Note 3)	$ 13,000	$ 20,219
Capitalized software development costs, net	1,525	2,506
Long–term deferred tax assets	—	1,272
Lease receivables from customers	2,341	1,482
Other	1,370	1,113
Total other long–term assets	$ 18,236	$ 26,592
Accounts payable and accrued expenses		
Vendor obligations	$ 95,962	$129,892
Other	5,611	7,551
Total accounts payable and accrued expenses	$101,573	$137,443
Accrued payroll and employee benefits		
Accrued salaries and incentive compensation	$ 51,047	$ 43,024
Accrued leave	53,490	47,103
Accrued fringe benefits	19,080	21,169
Total accrued payroll and employee benefits	$123,617	$111,296

7. Fair Value Measurements:

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between marketplace participants. Various valuation approaches can be used to determine fair value, each requiring different valuation inputs. The following hierarchy classifies the inputs used to determine fair value into three levels:

- Level 1—Quoted prices for identical instruments in active markets
- Level 2—Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model–derived valuations in which all significant inputs and significant value drivers are observable in active markets
- Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable

Certain nonfinancial assets and liabilities are measured at fair value on a nonrecurring basis in accordance with applicable GAAP. This includes items such as nonfinancial assets and liabilities initially measured at fair value in a business combination and nonfinancial long–lived asset groups measured at fair value for an impairment assessment. In general, nonfinancial assets including goodwill, other intangible assets, and property and equipment are measured at fair value when there is an indication of impairment and are recorded at fair value only when any impairment is recognized.

Assets measured at fair value on a nonrecurring basis during fiscal 2010 were as follows (in thousands):

	Fair Value (Significant Unobservable Inputs – Level 3)	Impairment Losses
Goodwill	$ 30,915	$ 59,971
Long–lived assets	260	1,344
Nonfinancial assets measured at fair value related to the acquisition of PQA (see Note 3)		
Goodwill	4,829	—
Identified intangible assets	2,830	—
Long–lived assets	498	—
Total	$ 39,332	$ 61,315

As discussed in Note 2, we recorded a charge for the impairment of goodwill and long–lived assets in the ATM and AOS reporting units during fiscal 2010 to adjust the carrying value of these assets down to fair value. The valuation models used in the impairment analysis are based in part on estimated future operating results and cash flows. Because these factors are derived from the Company's estimates and internal market assumptions, they are considered unobservable inputs and the resulting fair value measurements are included in Level 3 of the fair value hierarchy.

In connection with the Company's acquisition of PQA in January 2010, the Company recognized identified intangible assets which consisted primarily of customer relationships. These identified intangible assets were measured using a combination of valuation approaches including the income and replacement cost methods. The inputs to the valuation models were primarily based on management estimates and therefore are included in Level 3 of the fair value hierarchy. The $4.8 million excess of the purchase price over the fair value of the net tangible and identified intangible assets was recorded as goodwill.

8. Benefit Plan:

The Company maintains a defined contribution plan, the SRA International, Inc. 401(k) Savings Plan (Plan). All regular and full–time employees are generally eligible to participate in the Plan. The Board of Directors of SRA may elect to make matching or other discretionary contributions to the Plan. The Company's matching contribution expense was $13.7 million in fiscal 2010, $14.8 million in fiscal 2009, and $12.9 million in fiscal 2008, including the value of the stock described in the next paragraph.

Plan participants may elect to receive matching contributions in cash, company stock, or a combination of the two. Matching contributions are earned by participants on the basis of their calendar year contributions to the Plan. The Company makes the matching contributions, including the transfer of class A common stock, each January for participant contributions made during the previous calendar year. The Company contributed 23,653, 23,608, and 22,887 shares of class A common stock to the Plan during the years ended June 30, 2010, 2009, and 2008, respectively.

9. Stock–Based Compensation

In March 2002, the Company adopted the SRA International, Inc. 2002 Stock Incentive Plan. The 2002 plan provides for the grant of incentive stock options, non–statutory stock options, restricted stock, and other stock–based awards. The 2002 plan is administered by the compensation committee of the Board of Directors, which determines the number of shares covered by options, and the exercise price, vesting period, and duration of option grants. The Board of Directors also has the authority under the 2002 plan to determine the number of shares of common stock subject to any restricted stock or other stock–based awards and the terms and conditions of such awards. Stock options granted under the 2002 plan typically expire 10 years from the date of grant. As of June 30, 2010, 9,794,014 shares of class A common stock are reserved for future issuance pursuant to the 2002 plan. The 2002 plan expires in March 2012.

The following table details the components of stock–based compensation expense recognized in earnings in each of the last three fiscal years (in thousands):

	Year Ended June 30,		
	2010	2009	2008
Stock options	$ 4,299	$ 4,363	$ 7,405
Restricted stock	4,733	6,297	2,743
Total stock–based compensation cost	$ 9,032	$ 10,660	$ 10,148

The tax benefit recognized for stock–based compensation cost was $3.5 million in fiscal 2010, $4.2 million in fiscal 2009, and $4.0 million in fiscal 2008.

Stock Option and Restricted Stock Activity

The weighted–average fair value per option granted was $8.07 in fiscal 2010, $5.47 in fiscal 2009, and $8.94 in fiscal 2008. The total intrinsic value of options exercised was $1.1 million in fiscal 2010, $3.8 million in fiscal 2009, and $20.3 million in fiscal 2008.

The weighted–average fair value per unvested restricted share granted was $19.89 in fiscal 2010, $22.73 in fiscal 2009 and $25.47 in fiscal 2008. The fair value of restricted shares vested was $3.8 million in fiscal 2010, $2.1 million in fiscal 2009, and $2.0 million in fiscal 2008.

The following table summarizes stock option activity for the year ended June 30, 2010:

	Number of Shares (in thousands)	Weighted–Average Exercise Price
Shares under option at July 1, 2009	5,490	$ 20.64
Options granted	758	20.06
Options exercised	(181)	14.15
Options cancelled and expired	(343)	23.74
Shares under option at June 30, 2010	5,724	$ 20.61
Options exercisable at June 30, 2010	4,127	$ 21.06

Summary information with respect to our stock options' intrinsic values and remaining contractual terms on June 30, 2010 is as follows:

	Aggregate Intrinsic Value (in thousands)	Weighted–average remaining contractual term (in years)
Options exercised in the year ended June 30, 2010	$ 1,143	—
Shares under option at June 30, 2010	14,904	5.6
Options exercisable at June 30, 2010	12,248	4.4

In the table above, intrinsic value is calculated as the excess, if any, between the market price of our stock on the last trading day of the year and the exercise price of the options. For options exercised, intrinsic value is calculated as the difference between the market price on the date of exercise and the exercise price.

The following table summarizes restricted stock activity for the year ended June 30, 2010:

	Number of Shares (in thousands)	Weighted–Average Grant–Date Fair Value
Nonvested restricted shares at July 1, 2009	612	$ 23.67
Restricted shares granted	277	19.89
Restricted shares vested	(190)	19.93
Restricted shares forfeited	(61)	21.12
Nonvested restricted shares at June 30, 2010	638	$ 22.06

The total amount of unrecognized compensation cost related to unvested stock–based compensation arrangements was $15.9 million as of June 30, 2010 and is expected to be amortized over a weighted–average period of 2.5 years.

10. Stockholders' Equity

Employee Stock Purchase Plan

The Company maintains the SRA International, Inc. 2004 Employee Stock Purchase Plan (ESPP) and has reserved 500,000 shares for issuance thereunder. The ESPP permits eligible employees to purchase class A common stock, through payroll deductions of up to 15% of the employee's compensation, at a price equal to 95% of the average of the high and low price of the class A common stock on the last day of each offering period. Employees purchased 75,841, 81,710, and 45,510 shares for the years ended June 30, 2010, 2009, and 2008, respectively, under the ESPP.

Common Stock Repurchase

On May 2, 2007, the Company's Board of Directors authorized the repurchase of up to $40 million of the Company's class A common stock. On July 31, 2008, the Board authorized the repurchase of up to an additional $100 million of the Company's class A common stock. Repurchases under the share repurchase authorization may be made from time to time in the open market or in privately negotiated transactions. The Company is not obligated to acquire any particular amount of common stock under the authorization and it may be suspended at any time.

Under these share repurchase authorizations the Company repurchased 968,794 shares and 1,500,944 shares in fiscal year 2009 and 2008, respectively. The total cost of the shares repurchased under these authorizations was $21.4 million and $34.0 million in fiscal year 2009 and 2008, respectively. No shares were repurchased under these authorizations in fiscal 2010. As of June 30, 2010, the May 2007 authorization had been completed and the Company had approximately $84.6 million remaining under the July 2008 authorization for share repurchases. Apart from these share repurchase authorizations, the Company also paid $1.2 million in fiscal 2010, $0.6 million in fiscal 2009 and $2.3 million in fiscal 2008 to repurchase shares from employees to satisfy the minimum required tax withholdings related to the vesting of restricted stock.

11. Income Taxes:

The provision for income taxes for the periods presented was comprised of the following: (in thousands):

	Fiscal year ended June 30,		
	2010	2009	2008
Current provision			
Federal	$28,983	$31,064	$41,523
State	5,806	5,996	7,233
Deferred provision			
Federal	7,056	1,186	(793)
State	1,382	364	55
Provision for income taxes	$43,227	$38,610	$48,018

The Company's effective income tax rate varied from the statutory federal income tax rate for the years ended June 30, 2010, 2009, and 2008 as follows:

	Fiscal year ended June 30,		
	2010	2009	2008
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	3.9	4.2	4.2
Non-deductible impairment of goodwill	37.8	—	—
Non-taxable settlement of claims against Era sellers	(2.1)	—	—
State credits and incentives	(1.5)	—	—
Research and development credit	(2.5)	—	—
Deduction for income from domestic production activities	(1.1)	—	—
Other	0.6	0.8	0.4
Effective tax rate	70.1%	40.0%	39.6%

The components of the net deferred tax asset as of June 30, 2010 and 2009 were as follows (in thousands):

	Fiscal year ended June 30,	
	2010	2009
Deferred tax assets		
Compensated absences and other accruals not yet deductible for tax purposes	$ 21,448	$ 23,585
Financial statement depreciation in excess of tax depreciation	6,462	3,740
Deferred compensation	2,653	2,530
Nonqualified stock awards	13,634	12,881
Net operating loss carryforwards of acquired companies	4,886	7,765
Other	2,712	1,701
Total deferred tax asset	51,795	52,202
Deferred tax liabilities		
Identified intangible assets	(32,995)	(27,725)
Prepaid expenses	(3,088)	(3,033)
Unbilled contract revenue	(5,799)	(4,676)
Capitalized software	(2,136)	(1,572)
Total deferred tax liabilities	(44,018)	(37,006)
Net deferred tax asset	$ 7,777	$ 15,196

The Company's deferred tax asset related to net operating loss carryforwards of acquired companies reflects a benefit that will be taken against U.S. taxable income. This benefit will begin to expire in calendar year 2022.

Uncertain Tax Positions

The change in the Company's unrecognized tax benefits for the periods presented is as follows (in thousands):

	2010	2009	2008
Balance as of July 1	$ 590	$ 6,703	$ 572
Gross increases related to prior year tax positions	265	—	—
Gross increases related to current year tax positions	81	—	—
Acquisitions	—	—	6,442
Disposals	—	(6,068)	—
Settlements	—	—	(273)
Lapse of applicable statute of limitations	(114)	(45)	(38)
Balance as of June 30	$ 822	$ 590	$6,703

The Company's unrecognized tax benefits as of June 30, 2010, if recognized, would reduce the effective tax rate. The Company does not anticipate any material changes in this position in the next 12 months.

12. Derivative Instruments and Hedging Activities:

The Company had $19.0 million in notional forward foreign exchange contracts outstanding as of June 30, 2010 and $15.2 million outstanding as of June 30, 2009. These contracts have no value at inception. All of the outstanding contracts were purchased at or near the end of each fiscal year. As there was no significant fluctuation in the relevant exchange rates prior to the balance sheet date, the fair value of the forward contracts held was not material. The gains and losses related to these foreign currency transactions and derivative instruments are included in selling, general and administrative expenses on the consolidated statement of operations. The amounts of each for the periods presented were as follows (in thousands):

	Year Ended June 30,		
	2010	2009	2008
Foreign currency transaction (losses) gains	$(1,978)	$ 999	$(429)
Net gains on forward exchange contracts	2,965	338	—
Total net foreign currency (losses) gains	$ 987	$1,337	$(429)

13. Commitments and Contingencies:

Government Contracting

Payments to the Company on cost–plus–fee contracts are provisional and are subject to adjustment upon audit by the Defense Contract Audit Agency. Audits of significant incurred cost submissions have been completed through June 30, 2006. In the opinion of management, audit adjustments that may result from audits for periods after June 30, 2006 are not expected to have a material effect on the Company's financial position, results of operations, or cash flows.

For contracts with the Department of Defense and related agencies, the U.S. Department of Defense Inspector General and its agencies are reviewing current and past compliance with network security–related contractual obligations. Depending on the review results, the Company may be required to make changes to its current processes and adjust certain contract prices or prior payments. The Company expects to continue making increased expenditures to improve its network security. It is not possible at this time to determine whether adjustments to contract prices or prior payments will have a material effect on the Company's financial position, results of operations, or cash flows. The Company is actively cooperating with this review.

Additionally, federal government contracts, by their terms, generally can be terminated at any time by the federal government, without cause, for the convenience of the federal government. If a federal government contract is so terminated, the Company would be entitled to receive compensation for the services provided and costs incurred through the time of termination, plus settlement expenses and a negotiated amount of profit.

Leases

Net rent expense for the periods presented was as follows (in thousands):

	Fiscal year ended June 30,		
	2010	2009	2008
Office space	$37,513	$36,813	$39,554
Sublease income	(1,966)	(2,126)	(2,443)
Furniture and equipment	981	1,185	801
Total	$36,528	$35,872	$37,912

Table of Contents

The following table summarizes our future minimum rental commitments under noncancellable operating leases, primarily for office space, as of June 30, 2010 (in thousands).

	Rental Commitments	Sublease Income	Net Commitment
Year ended June 30,			
2011	$ 33,118	$ (221)	$ 32,897
2012	28,030	(76)	27,954
2013	23,172	—	23,172
2014	18,677	—	18,677
2015	17,879	—	17,879
Thereafter	13,964	—	13,964
Total future minimum lease payments	$ 134,840	$ (297)	$ 134,543

The Company leases all of its office facilities. Leases for certain office space entitle the Company to incentives for tenant improvements, rent holidays, or rent escalation clauses pursuant to its lease agreements. Certain lease commitments are subject to adjustment based on changes in the Consumer Price Index.

Litigation

The Company is subject to investigations and reviews relating to compliance with various laws and regulations with respect to its role as a contractor to agencies and departments of the U.S. Government, state, local, and foreign governments, and otherwise in connection with performing services in countries outside of the United States. Such matters can lead to criminal, civil or administrative proceedings and the Company could be faced with penalties, fines, repayments or compensatory damages. Adverse findings could also have a material adverse effect on the Company because of its reliance on government contracts. The Company is subject to periodic audits by state, local, and foreign governments for taxes other than income taxes. The Company is also involved in various claims and lawsuits arising in the normal conduct of its business. Although the Company can give no assurance, based upon management's evaluation of current matters of which the Company is aware and based on management's current understanding of the facts, the Company does not believe that the outcome of any such matter would likely have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

14. Debt:

The Company has a $285 million unsecured revolving credit facility that terminates on August 9, 2012, at which time any outstanding borrowings under the facility become due. During fiscal 2010 the Company repaid all of the outstanding borrowings under the credit facility.

The credit facility contains customary covenants limiting the Company's ability to, among other things, merge or consolidate with others, incur liens, redeem or repurchase its stock, enter into transactions with affiliates, or dispose of assets. In addition, the credit facility contains financial covenants requiring the Company to maintain a total leverage ratio of not more than 3.0 to 1.0 and an interest coverage ratio of at least 3.0 to 1.0. The Company has been in compliance with all of the financial covenants since the inception of the credit facility.

15. Facility Exit Costs:

During fiscal 2010, the Company initiated activities to consolidate and exit certain underutilized facilities as well as sublease excess space. The Company abandoned excess office space in several of its facilities, most significantly its Milton Park facility in the United Kingdom which supports a portion of its contract research organization business. The Company recognized a total facility exit charge of $2.3 million during fiscal 2010. Payments by the Company have reduced the balance of this liability to $1.5 million at June 30, 2010. Future lease payments will continue to be made through the end of the lease terms, with the latest expiring in 2012.

The Company also recorded a $3.3 million facility exit charge in fiscal 2008 related to the consolidation of several of its offices in the Washington D.C. area. Of this total, approximately $3.0 million related to lease exit costs associated with vacating the facilities and the remainder related to the write–off of leasehold improvements and unearned rent abatements. Amounts related to the abandonment of excess leased facilities will continue to be paid through the end of the lease terms, with the latest ending in fiscal year 2012. Lease payments made by the Company have reduced the balance of this liability from $0.5 million at June 30, 2009 to $0.1 million at June 30, 2010.

These facility exit charges are included in selling, general and administrative expenses on the consolidated statement of operations.

16. Subsequent Event:

On July 16, 2010 the Company acquired all of the equity interests of SENTECH, Inc., an energy management consulting company for approximately $25 million. SENTECH specializes in renewable energy, distributed generation, energy efficiency and advanced transportation technologies.

17. Quarterly Financial Data (Unaudited) (in thousands, except per share amounts):

	Revenue	Operating Income (Loss)	Income (Loss) Before Income Taxes	Net Income (Loss)	Earnings (Loss) Per Share Basic	Earnings (Loss) Per Share Diluted
Year Ended June 30, 2010						
1st Quarter	$417,499	$ 29,987	$ 29,912	$ 18,050	$ 0.32	$ 0.31
2nd Quarter	413,496	28,116	28,336	19,188	0.33	0.33
3rd Quarter *	411,027	(30,875)	(30,766)	(39,711)	(0.70)	(0.70)
4th Quarter	424,607	33,865	34,160	20,888	0.36	0.36
Year Ended June 30, 2009						
1st Quarter	$392,355	$ 27,286	$ 26,278	$ 15,414	$ 0.27	$ 0.27
2nd Quarter	369,323	19,498	17,974	10,830	0.19	0.19
3rd Quarter	376,928	24,086	23,638	14,273	0.25	0.25
4th Quarter	401,950	28,983	28,720	17,483	0.31	0.30

The sum of earnings per share for the four quarters may differ from the annual earnings per share due to the required method of computing the weighted–average number of shares in the interim period.

* – Results for the third quarter of fiscal 2010 include impairment charges totaling $61.3 million related to goodwill and long–lived assets in our Era aviation business. See Note 2 for a discussion of these impairment charges.

Exhibit 21.1

Subsidiaries of the Registrant

Systems Research and Applications Corporation, a wholly owned subsidiary of the registrant and a corporation organized under the laws of the Commonwealth of Virginia

Touchstone Consulting Group, Inc., a wholly owned subsidiary of Systems Research and Applications Corporation and a corporation organized under the laws of the Commonwealth of Virginia

Spectrum Solutions Group, Inc., a wholly owned subsidiary of Systems Research and Applications Corporation and a corporation organized under the laws of the State of Maryland.

RABA Technologies, LLC, a wholly owned subsidiary of Systems Research and Applications Corporation and a limited liability company organized under the laws of the State of Maryland

Orion Security Solutions, LLC, a wholly owned subsidiary of Systems Research and Applications Corporation and a limited liability company organized under the laws of the State of Delaware

Constella Group, LLC, a wholly owned subsidiary of Systems Research and Applications Corporation and a limited liability company organized under the laws of the State of North Carolina

SRA Global Clinical Development, LLC, a wholly owned subsidiary of Constella Group, LLC and a limited liability company organized under the laws of the State of North Carolina

SRA Global Clinical Development Holdings Limited, a wholly owned subsidiary of SRA Global Clinical Development, LLC and a limited company organized under the laws of the United Kingdom

SRA Global Clinical Development Limited, a wholly owned subsidiary of SRA Global Clinical Development Holdings Limited. and a limited company organized under the laws of the United Kingdom

SRA Global Clinical Development S.A.R.L., a wholly owned subsidiary SRA Global Clinical Development Holdings Limited. and a company organized under the laws of France

SRA Global Clinical Development GbmH, a wholly owned subsidiary of SRA Global Clinical Development Holdings Limited. and a company organized under the laws of Germany

SRA Global Clinical Development d.o.o., a wholly owned subsidiary of SRA Global Clinical Development Holdings Limited. and a company organized under the laws of Croatia

Interface and Control Systems, Inc., a wholly owned subsidiary of Systems Research and Applications Corporation and a corporation organized under the laws of the State of Florida

Era Systems Corporation, a wholly owned subsidiary of Systems Research and Applications Corporation and a corporation organized under the laws of Delaware

Rannoch CZ s.r.o., a wholly owned subsidiary of Era Systems Corporation and a limited liability entity organized under the laws of the Czech Republic

ERA a.s., a wholly owned subsidiary of Rannoch CZ s.r.o and a company organized under the laws of the Czech Republic

Perrin Quarles Associates, Inc., a wholly owned subsidiary of Systems Research and Applications Corporation and a corporation organized under the laws of the Commonwealth of Virginia

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333–97579, 333–89030, 333–122986, 333–121165, and 333–121160 on Form S–8 of our reports dated August 12, 2010, relating to the financial statements of SRA International, Inc. and the effectiveness of SRA International, Inc.'s internal control over financial reporting, appearing in this Annual Report on Form 10–K of SRA International Inc. for the year ended June 30, 2010.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia
August 12, 2010

Exhibit 31.1

Certification of the Chief Executive Officer Pursuant to Rule 13a–14(a) of the Securities Exchange Act of 1934, as amended

I, Stanton D. Sloane, certify that:

1. I have reviewed this Annual Report on Form 10–K of SRA International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3. Based on my knowledge, the consolidated financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f)) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 12, 2010

/s/ STANTON D. SLOANE

Stanton D. Sloane
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

Certification of the Chief Financial Officer Pursuant to Rule 13a–14(a) of the Securities Exchange Act of 1934, as amended

I, Richard J. Nadeau, certify that:

1. I have reviewed this Annual Report on Form 10–K of SRA International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3. Based on my knowledge, the consolidated financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f)) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 12, 2010

/s/ RICHARD J. NADEAU

Richard J. Nadeau
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 32.1

Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002

In connection with this Annual Report on Form 10–K of SRA International, Inc. (the "Company") for the period ended June 30, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Stanton D. Sloane, Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August 12, 2010

/s/ Stanton D. Sloane

Stanton D. Sloane
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002

In connection with this Annual Report on Form 10–K of SRA International, Inc. (the "Company") for the period ended June 30, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Richard J. Nadeau, Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August 12, 2010

/s/ RICHARD J. NADEAU

Richard J. Nadeau
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)
Information required in Proxy Statement
Schedule 14A Information

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934



SEC MAIL PROCESSING
RECEIVED
SEP 17 2010
WASH, D.C.
211
SECTION

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SRA INTERNATIONAL, INC.

(Name of Registrant as Specified In Its Charter)

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SRA INTERNATIONAL, INC.
4300 FAIR LAKES COURT
FAIRFAX, VA 22033

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON OCTOBER 28, 2010

The Annual Meeting of Stockholders of SRA International, Inc., or SRA, will be held at The Tower Club, 8000 Towers Crescent Drive, 17th Floor, Vienna, Virginia 22182 on Thursday, October 28, 2010 at 9:00 a.m., local time (the "Annual Meeting"), to consider and act upon the following matters:

1. To elect ten nominees for Director for a one-year term;
2. To approve the SRA International, Inc. 2010 Incentive Plan; and
3. To ratify the selection by the Audit and Finance Committee of our Board of Directors of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2011.

Stockholders of record at the close of business on August 31, 2010 will be entitled to notice of and to vote at the meeting or any adjournment or postponement thereof.

All stockholders are cordially invited to attend the Annual Meeting in person. This year we are again furnishing our proxy materials via the Internet. Providing our proxy materials to stockholders electronically allows us to "be green" by conserving natural resources and reducing our printing and mailing costs related to the distribution of the proxy materials. To assure your representation at the Annual Meeting, we urge you to vote via the Internet at www.proxyvote.com or by telephone by following the instructions on the Notice of Internet Availability of Proxy Materials (the "Internet Notice") that you received in the mail (described below) and that is also provided on that website, or, if you have requested a proxy card by mail, by signing, voting and returning your proxy card to SRA International, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. For specific instructions on how to vote your shares, please review the instructions for each of these voting options that are detailed in your Internet Notice and in this Proxy Statement. If you attend the Annual Meeting, you may vote in person even if you have previously returned your proxy card or have voted via the Internet or by telephone.

In addition to their availability at www.proxyvote.com, this Proxy Statement and the company's Annual Report on Form 10-K, or Form 10-K, are available for viewing, printing and downloading at www.sra.com/annual-report-2010/10k.html.

By Order of the Board of Directors,

Mark D. Schultz, Secretary

Fairfax, Virginia
September 17, 2010

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE PROMPTLY COMPLETE YOUR PROXY AS INDICATED ABOVE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. PLEASE REVIEW THE INSTRUCTIONS FOR EACH OF YOUR VOTING OPTIONS DESCRIBED IN THIS PROXY STATEMENT AND THE NOTICE YOU RECEIVED IN THE MAIL.

SRA INTERNATIONAL, INC.
4300 FAIR LAKES COURT
FAIRFAX, VA 22033

PROXY STATEMENT FOR THE ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON THURSDAY, OCTOBER 28, 2010

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of SRA, for use at our Annual Meeting and at any adjournment or postponement of that meeting. All executed proxies will be voted in accordance with the stockholder's instructions, and if no choice is specified, executed proxies will be voted in favor of the matters set forth in the accompanying notice of meeting. Any proxy may be revoked by a stockholder at any time before its exercise by delivery of written revocation or a subsequently dated proxy to our Corporate Secretary or by voting in person at the Annual Meeting (although attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy).

On August 31, 2010, the record date for the determination of stockholders entitled to vote at the Annual Meeting, there were outstanding and entitled to vote an aggregate of 45,054,055 shares of class A common stock, $0.004 par value per share, and 12,850,736 shares of class B common stock, $0.004 par value per share, which constitutes all of our voting stock, and which we collectively refer to as the "common stock." Holders of class A common stock are entitled to one vote per share and holders of class B common stock are entitled to ten votes per share. Holders of class A common stock and holders of class B common stock vote together as a single class on all matters presented to the stockholders for their vote or approval, except as may otherwise be required by Delaware law.

Our Form 10-K for the year ended June 30, 2010, together with these proxy materials, are first being sent or given to stockholders, on or about September 17, 2010.

VOTES REQUIRED

Election of Directors. This proposal requires the affirmative vote of a plurality of the votes cast by stockholders entitled to vote on the matter. As the election of Directors is a non-routine matter under applicable rules, your broker or other nominee cannot vote without instructions from you. Therefore, although there may be broker non-votes on this proposal, only votes "for" or "withheld" are counted in determining whether a plurality has been cast in favor of a Director. Broker non-votes, if any, will not affect the outcome on the election of Directors.

Approval of the SRA International, Inc. 2010 Incentive Plan. Under applicable New York Stock Exchange, or NYSE, requirements, approval of the plan requires the affirmative vote of a majority of votes cast on this proposal; provided that the total votes cast on the proposal constitutes a majority of shares entitled to vote on the proposal. Abstentions in this case have the effect of being counted as a vote "against." Broker non-votes can have the effect of being counted as a vote against if they result in the total number of votes cast not representing a majority of the shares entitled to vote on the proposal.

Ratification of Appointment of Deloitte & Touche LLP. This proposal requires the affirmative vote of the holders of a majority of the votes cast by the shares of common stock present in person or represented by proxy at the meeting and voting thereon. For this vote, abstentions and broker non-votes will be disregarded and will have no impact on the vote.

The holders of shares of common stock representing a majority of the votes entitled to be cast at the Annual Meeting will constitute a quorum for the transaction of business at the Annual Meeting. Shares of common stock represented in person or by proxy (including shares which abstain or do not vote with respect to one or more of the matters presented for stockholder approval) will be counted for purposes of determining whether a quorum is present at the Annual Meeting.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS

As permitted by the Securities and Exchange Commission, or SEC, on or about September 17, 2010, we will mail a Notice of Internet Availability of Proxy Materials, which we refer to as the Internet Notice, to our stockholders. Our Proxy Statement and Form 10-K are available at http://www.sra.com/investors/sec-filings.php. As described in the Internet Notice, any stockholder, at no cost to the stockholder, may request to receive proxy materials in printed form by mail or electronically by e-mail.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy the delivery requirements for proxy statements and annual reports and Notices of Internet Availability of Proxy Materials with respect to two or more stockholders sharing the same address by delivering a single proxy statement or Notice of Internet Availability of Proxy Materials addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

Some banks, brokers and other nominee record holders with account holders who are our stockholders may be participating in the practice of "householding" our proxy materials and annual reports. This means that only one copy of our Internet Notice may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of our Internet Notice or our proxy statement and Form 10-K to stockholders if you call or write us at the following address or phone number: SRA International, Inc., 4300 Fair Lakes Court, Fairfax, Virginia 22033, phone: (703) 803-1500, Attention: Mr. David Mutryn, Director of Investor Relations. If you want to receive separate copies of our Internet Notice or our Form 10-K and Proxy Statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact us using the above address and phone number.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth certain information regarding the beneficial ownership of our common stock as of August 31, 2010 by (i) each person or entity who is known by us to be the beneficial owner of more than 5% of the outstanding shares of class A common stock or class B common stock, (ii) each Director or nominee for Director, (iii) each of the executive officers named in the Summary Compensation Table section of this proxy statement, who we refer to in this proxy statement as the named executive officers, and (iv) all current Directors and executive officers as a group. Unless otherwise indicated, and subject to community property laws where applicable, each person or entity named in the table has sole voting power and investment power (or shares such power with his or her spouse) with respect to all shares of common stock listed as owned by such person or entity. This table is based upon information supplied by officers, Directors and principal stockholders and Schedules 13D, 13F and 13G filed with the SEC. Applicable percentages are based on 45,054,055 shares outstanding of class A common stock and 12,850,736 shares outstanding of class B common stock on August 31, 2010, adjusted as required by rules promulgated by the SEC.

Unless otherwise indicated, the address of each person is c/o SRA International, Inc., 4300 Fair Lakes Court, Fairfax, VA 22033.

Name of Beneficial Owner	Number of Shares Beneficially Owned (1)(2)		Class Owned (%)		Percentage of Total Voting Power
	Class A Common Stock	Class B Common Stock	Class A Common Stock	Class B Common Stock	
Timothy J. Atkin	81,292	—	*	—	*
John W. Barter	52,750	—	*	—	*
Joseph P. Burke	159,096	—	*	—	*
Larry R. Ellis	17,330	—	*	—	*
Miles R. Gilburne	65,645	—	*	—	*
W. Robert Grafton	4,644	—	*	—	*
William T. Keevan	11,906	—	*	—	*
Michael R. Klein	77,984	—	*	—	*
David H. Langstaff	114,750	—	*	—	*
Richard J. Nadeau	30,277	—	*	—	*
Jeffrey R. Rydant	28,081	—	*	—	*
Stanton D. Sloane	270,483	—	*	—	*
Ernst Volgenau (3)	113,303	12,050,736	*	93.8%	69.5%
Gail R. Wilensky	47,544	—	*	—	*
All Directors and executive officers as a group (14 persons above) (4)	1,076,595	12,050,736	2.4%	93.8%	69.8%
William K. Brehm (5)	209,792	800,000	*	6.2%	4.7%
Artisan Partners Limited Partnership (6) 875 East Wisconsin Avenue, Suite 800 Milwaukee, WI 53202	2,247,800	—	5.0%	—	1.3%
BlackRock, Inc. (12) 40 East 52nd Street New York, NY 10022	2,916,994	—	6.5%	—	1.7%
Columbia Wanger Asset Management, L.P. (11) 227 West Monroe Street, Suite 3000 Chicago, IL 60606	2,641,000	—	5.9%	—	1.5%
EARNEST Partners, LLC (8) 1180 Peachtree Street NE, Suite 2300, Atlanta, GA 30309	2,603,006	—	5.8%	—	1.5%

Name of Beneficial Owner	Number of Shares Beneficially Owned (1)(2) Class A Common Stock	Class B Common Stock	Class Owned (%) Class A Common Stock	Class B Common Stock	Percentage of Total Voting Power
Janus Capital Management, LLC (9) 151 Detroit Street Denver, CO 80206	3,735,964	—	8.3%	—	2.2%
Perkins Investment Management LLC 311 S. Wacker Drive, Suite 6000 Chicago, IL 60606 (7)	4,060,552	—	9.0%	—	2.3%
Royce & Associates, LLC (10) 745 Fifth Avenue New York, NY 10151	5,503,500	—	12.2%	—	3.2%

* Less than 1%.

(1) The number of shares beneficially owned by each stockholder is determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after August 31, 2010 through the exercise of any stock option or other right.

(2) Includes the following number of shares of class A common stock issuable upon exercise of options: Timothy J. Atkin, 48,017; John W. Barter, 46,890; William K. Brehm, 8,134; Joseph P. Burke, 93,919; Larry R. Ellis, 6,257; Miles R. Gilburne, 44,190; William T. Keevan, 4,360; Michael R. Klein, 65,710; David H. Langstaff, 104,190; Richard J. Nadeau, 14,025; Jeffrey R. Rydant, 6,387; Stanton D. Sloane, 165,525; and Gail R. Wilensky, 40,774.

(3) Includes 1,634,905 shares of class B common stock held by a grantor retained annuity trust, of which Dr. Volgenau's wife is the trustee.

(4) Includes 640,244 shares of class A common stock issuable upon exercise of options and includes 1,634,905 shares of class B common stock held in the grantor retained annuity trust as described in the notes above.

(5) Includes 200,000 shares of class A common stock held by Mr. Brehm's spouse.

(6) As disclosed in its Schedule 13G/A filed with the SEC on February 11, 2010.

(7) As disclosed in its Schedule 13F filed with the SEC on August 13, 2010.

(8) As disclosed in its Schedule 13G/A filed with the SEC on February 9, 2010.

(9) As disclosed in its Schedule 13G/A filed with the SEC on February 16, 2010.

(10) As disclosed in its Schedule 13G/A filed with the SEC on January 26, 2010.

(11) As disclosed in its Schedule 13G filed with the SEC on February 1, 2010.

(12) As disclosed in its Schedule 13G filed with the SEC on January 29, 2010.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, requires our Directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and our other equity securities. Officers, Directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended June 30, 2010, all Section 16(a) filing requirements applicable to our officers, Directors and greater than ten percent beneficial owners were complied with.

PROPOSAL 1: ELECTION OF DIRECTORS

General

In October 2009, the company's stockholders approved the Board of Directors' proposal to amend the Certificate of Incorporation and declassify the Board of Directors and provide for the annual election of all Directors. The company's Certificate of Incorporation also provides that the Board will consist of not less than three Directors. Vacancies on the Board may be filled only by persons elected by a majority of the remaining Directors. The Board of Directors presently has ten Directors, whose terms expire at the 2010 annual meeting of stockholders and are being nominated for election to a one-year term to serve until the 2011 annual meeting of stockholders or until their earlier death, resignation, or removal. Directors are elected by a plurality of the votes of the holders of shares present in person or represented by proxy and entitled to vote on the election of Directors. The nominees receiving the highest number of affirmative votes will be elected. All of the nominee have indicated their willingness to serve, if elected, but if any should be unable or unwilling to serve, proxies may be voted for a substitute nominee designated by the Board of Directors.

There are no family relationships between or among any of our Directors, executive officers or persons nominated or chosen to become a Director or executive officer.

DIRECTOR NOMINEES

Set forth below, for each Director nominee, are name, age as of August 31, 2010, positions with SRA, principal occupation and business experience during the past five or more years, and the year of the commencement of his or her term as a Director of SRA and qualification to serve on the Board:

JOHN W. BARTER is 63 years old and has served on our Board of Directors since April 2003. From 1988 to 1994, he was senior vice president and chief financial officer of AlliedSignal, Inc., now known as Honeywell International, Inc., an advanced technology and manufacturing company. From October 1994 until his retirement in December 1997, Mr. Barter was executive vice president of AlliedSignal, Inc. and president of AlliedSignal Automotive. After retiring from AlliedSignal, Inc., Mr. Barter served from January 2000 to May 2001 as chief financial officer of Kestrel Solutions, Inc., a privately-owned early stage company established to develop and bring to market a new product in the telecommunications industry. Kestrel filed a voluntary petition for bankruptcy protection in October 2002. Mr. Barter serves on the board of Directors of Genpact Limited, a global business process outsourcing company and Dice Holdings, Inc., a global online job posting firm. Mr. Barter previously served as a Director of BMC Software, Inc. until August 2007, SSA Global Technologies, Inc. until May 2006 and Bottomline Technologies, Inc. until December 2005.

Our Board of Directors believes that Mr. Barter is qualified to serve on our Board of Directors because he has over 37 years of experience in accounting, financial reporting and financial management. Mr. Barter also brings financial knowledge to our Audit and Finance Committee and is an "audit committee financial expert" as defined in SEC rules.

LARRY R. ELLIS is 64 years old and has served on our Board of Directors since September 2006. General Ellis served in the Army for over 35 years, holding positions of increasing responsibility before retiring as Commanding General of the United States Army Forces Command in July 2004. He joined the board of directors of Point Blank Solutions in December 2004, serving as President and Chief Executive Officer, or CEO, through April 2009. Larry Ellis serves on the board of directors of the Armed Forces Benefit Association, the Board of Regents for Morgan State University and the Board of Regents of the University System of Georgia.

Our Board of Directors believes that Mr. Ellis is qualified to serve on our Board of Directors and our Governance Committee because he has over 35 years of leadership experience in various high ranking positions in the United States Army. General Ellis also provides special insight and perspectives that the Board views as important to SRA especially in the area of national security and defense.

MILES R. GILBURNE is 59 years old and has served on our Board of Directors since December 2003. Mr. Gilburne serves as a managing member of ZG Ventures, LLC, a venture capital firm. Mr. Gilburne served as senior vice president of corporate development for America Online, Inc., or AOL, from 1994 until December 1999. In 1999, he was elected to the board of directors of AOL and continued to serve on the board of Time Warner, Inc. until stepping down in May 2006. He is Chairman of the Board of Brainscope, Inc., a medical device company and co-chairman of the board of ePals, Inc., a private global online learning company. He also serves on the board of directors of the Foundation for the National Institutes of Health, The Shakespeare Theatre Company, a private theatrical production company, SnagFilms, a private online documentary film distribution company, ClearSpring Technologies, Inc., a private Web 2.0 software company and iSkoot, a private communications technology company.

Our Board of Directors believes that Mr. Gilburne's qualifications to serve on our Board of Directors and our Compensation and Personnel Committee include his experience in corporate finance, auditing, financial reporting and financial management as well as practicing law, including representing public companies in mergers and acquisitions. Mr. Gilburne also brings financial knowledge to our Audit and Finance Committee, as he is financially literate.

W. ROBERT GRAFTON is 69 years old and has served on our Board of Directors since March 2010. Mr. Grafton is a retired certified public accountant. He retired from Andersen Worldwide S.C. in 2000. Andersen Worldwide provided global professional auditing and consulting services through its two service entities, Arthur Andersen and Andersen Consulting. Mr. Grafton joined Arthur Andersen in 1963 and was elected a member of the Board of Partners of Andersen Worldwide in 1991. Mr. Grafton was elected Chairman of the Board of Partners in 1994 and served as Managing Partner–Chief Executive from 1997 through 2000. Mr. Grafton serves on the board of directors of Carmax Inc., a publicly traded company listed on the NYSE, where he also serves as Chairman of the Audit Committee. He also serves on the Board of DiamondRock Hospitality Company, Inc., a public company where he serves at the lead director and Chair of the Audit and Finance Committee.

Our Board of Directors believes that Mr. Grafton's qualifications to serve on our Board of Directors and Compensation and Personnel Committee include his extensive global experience in public accounting and over 35 years of experience in operational and financial management. Mr. Grafton also brings financial knowledge to our Audit and Finance Committee and is an "audit committee financial expert" as defined in SEC rules.

WILLIAM T. KEEVAN is 63 years old and was elected to the SRA Board in 2008. He has more than 40 years of financial statement auditing, consulting, internal investigation, litigation support, regulatory compliance and corporate governance experience. He was with Arthur Andersen LLP for 28 years, 20 years (from 1982-2002) as a partner in a number of senior management positions. From June 2002 to December 2006, Mr. Keevan was a Senior Managing Director with Navigant Consulting Inc., a specialty consulting firm, and the leader of the firm's Government Contractor Services practice. In December 2006, Mr. Keevan joined Kroll Inc., a leading international risk consulting firm, where he was a Senior Managing Director and the U.S. leader of the firm's Complex Accounting, Disputes and Regulatory Compliance Services practice. In September 2010, subsequent to the sale of Kroll Inc. by Marsh & McLennan, Mr. Keevan became an independent consultant and Senior Advisor to Chess Consulting LLC, the successor to the practice he led at Kroll. Early in his career Mr. Keevan spent five years in private industry in various financial management positions involving SEC reporting, financial analysis, cost accounting and merger and acquisition due diligence. He has been recognized in multiple forums as an expert witness on financial accounting, cost accounting, auditing and regulatory compliance matters. His clients have included companies in a wide range of industries, many of them doing substantial business with the U.S. and foreign governments and therefore subject to unique business and regulatory risks. He is a CPA and is licensed to practice in Virginia, Maryland and the District of Columbia. He is a registered CPA in Illinois. He is a member of a number of professional accounting and business organizations and an associate member of the American Bar Association where he has served as a Vice Chair of several committees of that organization's Public Contract Section. Mr. Keevan is also a director of DeVry Inc., where he serves as Chairman of the Audit Committee and as a member of the Compensation Committee.

Our Board of Directors believes that Mr. Keevan's qualifications to serve on our Board of Directors and Governance Committee include his over 40 years of experience in financial statement auditing, consulting, internal investigation, litigation support, regulatory compliance and corporate governance. Mr. Keevan also brings financial knowledge to our Audit and Finance Committee and is an "audit committee financial expert" as defined in SEC rules.

MICHAEL R. KLEIN, 68 years old, has served on our Board of Directors since December 1998. Mr. Klein co-founded and currently serves as Chairman of the Board of Directors of CoStar Group, Inc., (NASDAQ—CSGP) a provider of commercial real estate information and related software, and serves as Vice Chairman of Tutor Perini Corporation (NYSE—TPC), a civil engineering and building construction company. He is also the Chairman of the Board and CEO of The Sunlight Foundation, a non-profit organization devoted to increasing the transparency of Congress and those who seek to influence it, which he co- founded in 2005 and of The Shakespeare Theatre Company, a non-profit performing arts organization. He was a partner of the law firm now known as Wilmer Cutler Pickering Hale and Dorr LLP from 1974 through 2005.

Our Board of Directors believes that Mr. Klein's qualifications to serve on our Board of Directors, including his experience and demonstrated leadership abilities and business judgment, shaped during more than three decades practicing law, provide an important leadership element to our Board and our Governance Committee.

DAVID H. LANGSTAFF is 56 years old and has served on our Board of Directors since February 2004. Since December 2009, Mr. Langstaff has served as Chairman of TASC, Inc. and previously served as chief executive officer and co-chairman of The Olive Group, a global integrated security company, from August 2006 through December 2007. From September 2004 to June 2005, Mr. Langstaff was a part-time employee of SRA, assisting the Board on strategic matters. He was the president, chief executive officer, and Director of Veridian Corporation, an advanced technology company, since its formation in 1997 until its sale in August 2003, and served as chief financial officer, chief operating officer and chief executive officer of predecessor companies since 1984. Mr. Langstaff serves as a senior seminar moderator with the Aspen Institute, a global forum which brings together leaders from industry, government and various organizations, and on the board of directors of QinetiQ Group, PLC, The Potomac School, Pestalozzi US Children's Charity and other non-profit organizations, and is Trustee of the Committee for Economic Development.

Our Board of Directors believes that Mr. Langstaff's qualifications to serve on our Board of Directors include his demonstrated leadership abilities and business judgment, shaped during numerous years of executive management and various board and nonprofit work. Mr. Langstaff provides an important leadership element to our Board and our Compensation and Personnel Committee.

STANTON D. SLOANE is 60 years old and has served on our Board of Directors since August 2007. Dr. Sloane was appointed our President and Chief Executive Officer in April 2007. Prior to joining SRA, Dr. Sloane was Executive Vice President of Lockheed Martin's Integrated Systems & Solutions from June 2004 until April 2007. Dr. Sloane began his career with General Electric Aerospace in 1984 and progressed through engineering, program management, and business development assignments in a variety of GE Aerospace and subsequently Lockheed Martin businesses. He also served as an officer in the U.S. Navy from 1976 until 1981. Dr. Sloane also serves on several non-profit board of Directors including Professional Service Corporation and Tech America.

Our Board of Directors believes that Dr. Sloane's qualifications to serve on our Board of Directors include his extensive experience in our industry and in-depth knowledge of our company gained by serving as our Chief Executive Officer provide valuable insights for our Board. In addition, our Board believes that the company's Chief Executive Officer should serve on the Board of Directors to help communicate the Board's priorities to management.

ERNST VOLGENAU, our founder, is 76 years old and has served as the Chairman of our Board of Directors since October 2003. Dr. Volgenau led us as President or Chief Executive Officer from our founding in 1978 until January 2005. From 1976 to 1978, he served as the Director of Inspection and Enforcement for the U.S. Nuclear Regulatory Commission. Dr. Volgenau retired from active duty with the U.S. Air Force with the rank of Colonel in 1976. His military service included positions in the Office of the Corporate Secretary of Defense, as Director of Data Automation for the Air Force Logistics Command, and various assignments involving aerospace research and development.

Our Board of Directors believes that Dr. Volgenau's qualifications to serve on our Board of Directors include his extensive experience in our industry as the founder of SRA and his in-depth knowledge of all company activity gained by serving as our Chairman of the Board.

GAIL R. WILENSKY Ph.D., is an economist and a senior fellow at Project HOPE. Her primary areas of expertise involve the policies and politics of health care reform, particularly Medicare and changes in the health care environment. A secondary area of expertise involves military health care. Dr. Wilensky was President of the Defense Health Board from 2008-2009, was a member of the 2007 President's Commission on the Care of Returning Wounded Warriors (Dole Shalala). From 2006-2007, she co-chaired the DoD Task Force on the Future of Military Health Care. From 2001-2003, she co-chaired the President's Task Force to improve Health care Delivery for Our Nation's Veteran's. From 1997 to 2001, she chaired the Medicare Payment Advisory Commission (MedPAC). She also served as deputy assistant for policy development to President George H.W. Bush, advising him on health and welfare issues. Prior to this, she served as the administrator of the Health Care Financing Administration, overseeing the Medicare and Medicaid programs.

Dr. Wilensky is an elected member of the Institute of Medicine and serves as a trustee of the Combined Benefits Fund of the United Mine Workers, the National Opinion Research Center and the Uniformed Services University. She is a former chair of the board of Directors of Academy Health, a former trustee of the American Heart Association and a former commissioner on the World Health Organization's Commission on the Social Determinants of Health. She is currently serving as a Director of Cephalon, Inc., United Health Group, Inc. and Quest Diagnostics, Inc. She previously served as a Director of Gentiva Health Services, Inc. until May 2009. Dr. Wilensky received a bachelor's degree in psychology and a Ph.D. in economics from the University of Michigan.

Our Board of Directors believes that Dr. Wilensky's qualifications to serve on our Board of Directors include her extensive experience in the healthcare industry, which brings perspectives beneficial to the Board, as well her advisor and administrative roles providing an important leadership element to our Board and our Compensation and Personnel Committee.

Required Vote

The affirmative vote of a plurality of the votes cast at the meeting is required to elect the nominees for Director.

Board Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE NOMINEES LISTED ABOVE.

CORPORATE GOVERNANCE

Our Board of Directors has long believed that good corporate governance is important to ensure that SRA is managed for the long-term benefit of stockholders. Over the past several years, our Board of Directors has reviewed its governance practices in light of the Sarbanes-Oxley Act of 2002, SEC rules and regulations and the listing standards of the NYSE. This section describes key corporate governance guidelines and practices that SRA has adopted. Complete copies of the governance policies, committee charters and codes of conduct described below are available on our website at www.sra.com/investors/corporate-governance. Alternatively, you can request a copy of any of these documents by writing to SRA International, Inc., 4300 Fair Lakes Court, Fairfax, VA 22033, Attention: Corporate Secretary.

Governance Policies of the Board of Directors

The Board has adopted governance policies to assist in the exercise of its duties and responsibilities and to serve the best interests of SRA and its stockholders. These policies, which provide a framework for the conduct of the Board's business, provide that:

- the principal responsibility of the Directors is to oversee the management of our company;
- a majority of the members of the Board shall be independent Directors;
- the non-management Directors shall meet regularly in executive session;
- Directors have full and free access to officers and employees and, as necessary and appropriate, independent advisors;
- new Directors participate in an orientation program and all Directors are expected to participate in continuing Director education on an ongoing basis; and
- at least annually, the Board and its Committees will conduct a self-evaluation to determine whether they are functioning effectively.

Board Determination of Independence

Under NYSE rules, a Director of SRA will only qualify as "independent" if our Board of Directors affirmatively determines that he or she has no material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a material relationship with our company. The Board of Directors has additional guidelines, as part of our Governance Policies, which are posted on our website at www.sra.com/investors/corporate-governance/governance-policies.php, to assist it in determining whether a Director has a material relationship. Under these guidelines, a Director is considered to have a material relationship with us if he or she is not independent under Section 303A.02(b) of the NYSE Listed Company Manual or he or she:

- is an executive officer of another company that does business with us and the annual sales to, or purchases from, us account for more than $1 million or two percent, whichever is greater, of the annual consolidated gross revenues of the company that he or she serves as an executive officer;
- is an executive officer of another company which is indebted to us, or to which we are indebted, and the total amount of either company's indebtedness to the other is more than one percent of the total consolidated assets of the company that he or she serves as an executive officer; or
- serves as an officer, Director or trustee of a charitable organization and our discretionary charitable contributions to the organization are more than the greater of $1 million or two percent of that organization's total annual charitable receipts.

Ownership of a significant amount of our stock, by itself, does not constitute a material relationship that would disqualify a Director from being independent.

For relationships not covered by the guidelines set forth above, the determination of whether a material relationship exists is made by the other members of the Board of Directors who are independent.

Our Board of Directors has determined that none of John W. Barter, Larry R. Ellis, Miles R. Gilburne, W. Robert Grafton, William T. Keevan, Michael R. Klein, David H. Langstaff or Gail R. Wilensky has a material relationship with SRA and that each of these Directors is "independent" as determined under Section 303A.02(b) of the NYSE Listed Company Manual. Stanton D. Sloane, our President and Chief Executive Officer, and Ernst Volgenau, our founder and the Chairman of our Board of Directors, are not independent Directors by virtue of their current status as executive officers of our company. Edmund P. Giambastiani. Jr., who served as a Director during fiscal 2010, was determined to be an independent Director by virtue of his status as a non-employee of the company. Mr. Giambastiani resigned from the Board of Directors effective July 28, 2010.

Board Meetings and Attendance

The Board met eight times during fiscal 2010, consisting of eight in-person meetings. During fiscal 2010, each Director attended at least 85% of the aggregate of the meetings of the Board and the Committees on which the Director then served, during the periods in which the Director so served. Consistent with the requirements of the Board's governance policies, the Board met in executive session without the presence of management, following the conclusion of each regularly scheduled Board meeting. These meetings were chaired by Mr. Klein, who served as Lead Director during fiscal 2010.

Director Attendance at Annual Meeting of Stockholders

The governance policies of the Board provide that Directors are responsible for attending the Annual Meeting of stockholders. Eight of our current ten Directors attended the 2009 Annual Meeting of Stockholders on October 28, 2009.

Board Committees

The Board of Directors has established three standing Committees—Audit and Finance, Compensation and Personnel, and Governance—each of which operates under a charter that has been approved by the Board of Directors. Current copies of each Committee's charter are posted on our website, www.sra.com/investors/corporate-governance/.

The Board of Directors has determined that each member of the Audit and Finance, Compensation and Personnel and Governance Committees are independent as defined under the rules of the NYSE, and in the case of all members of the Audit and Finance Committee, under the additional independence requirements contemplated by Rule 10A-3 under the Exchange Act.

Audit and Finance Committee

The Audit and Finance Committee's responsibilities include:

- appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;
- overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of certain reports from the independent registered public accounting firm;
- reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;
- monitoring our internal controls over financial reporting, disclosure controls and procedures and code of business ethics and conduct;
- overseeing our internal audit function;
- overseeing our risk management policies;
- establishing policies regarding hiring employees from the independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

- meeting independently with our internal auditing staff, independent registered public accounting firm and management; and
- preparing the audit committee report required by SEC rules.

The members of the Audit and Finance Committee are Messrs. Barter (Chairman), Gilburne, Grafton and Keevan. The Board of Directors has determined that Messrs. Barter, Grafton and Keevan are "audit committee financial experts" as defined in Item 407(d)(5) of Regulation S-K. The Audit and Finance Committee met seven times during fiscal 2010.

Compensation and Personnel Committee

The Compensation and Personnel Committee's responsibilities include:

- annually reviewing and approving corporate goals and objectives relevant to CEO, or CEO compensation;
- determining the CEO's compensation, based on the CEO's performance in light of the corporate goals and objectives;
- reviewing and approving, or making recommendations to the Board with respect to, the compensation of our other executive officers;
- overseeing an evaluation of our senior executives;
- overseeing and administering our compensation (including base salary, cash incentive and equity) plans; and
- reviewing with management the Compensation Discussion and Analysis and recommending whether to include it in this proxy statement and other filings.

The members of the Compensation Committee are Mr. Langstaff (Chairman), Mr. Grafton, Mr. Gilburne, and Dr. Wilensky. The Compensation Committee is authorized to delegate its authority to approve stock option grants and other equity awards to our executive officers. It has granted limited authority to the Chairman of our Board of Directors and our CEO to make equity grants to employees other than executive officers, subject to an annual grant limit of 20,000 shares of class A common stock exercisable under granted options and 5,000 restricted shares of class A common stock per individual and 100,000 shares of class A common stock exercisable under granted options and 25,000 restricted shares of class A common stock in the aggregate. The Compensation Committee met seven times during fiscal 2010.

F. W. Cook & Co., Inc., or FWC, a compensation consultant, is the Compensation and Personnel Committee's compensation consultant. On February 1, 2010, the Compensation and Personnel Committee retained FWC to assist it in evaluating the compensation and related matters. Please read the "Compensation Discussion and Analysis" included in this Proxy Statement for additional information on the role of FWC in the compensation review process.

The process, policies and specific determinations of the Compensation and Personnel Committee with respect to compensation of our named executive officers and Directors for fiscal 2010 are described in greater detail in the "Compensation Discussion and Analysis" section of this Proxy Statement.

Governance Committee

The Governance Committee's responsibilities include:

- identifying individuals qualified to become Board members;
- recommending to the Board the persons to be nominated for election as Directors;

- reviewing and making recommendations to the Board with respect to management succession planning, including our CEO;
- developing and recommending to the Board governance policies;
- reviewing and making recommendations to the Board with respect to Director compensation; and
- overseeing an annual evaluation of the Board and each Board committee, which process is managed by our Lead Director.

The processes and procedures followed by the Governance Committee in identifying and evaluating Director candidates are described below under the heading "Director Candidates."

The members of the Governance Committee are Messrs. Klein (Chairman) and Keevan and General Ellis. The Governance Committee did not meet in person during fiscal 2010. The Governance Committee performed its duties via unanimous written consent.

Director Candidates

The process followed by the Governance Committee to identify and evaluate Director candidates includes requests to Board members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the Governance Committee and the Board. The Governance Committee may retain the services of an executive search firm to help identify and evaluate potential Director candidates.

In considering whether to recommend any particular candidate for inclusion in the Board's slate of recommended Director nominees, the Governance Committee will apply the criteria set forth in our governance policies. These criteria include the candidate's integrity, business acumen, commitment to understand our business and industry, experience, geographic, gender, age and ethic diversity, conflicts of interest, and the ability to act in the interests of all stockholders. The Governance Committee does not assign specific weights to particular criteria and no particular criterion is a prerequisite for each prospective nominee. We believe that the backgrounds and qualifications of our Directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities.

Stockholders may recommend individuals to the Governance Committee for consideration as potential Director candidates by submitting their names, together with appropriate biographical information and background materials and a statement as to whether the stockholder or group of stockholders making the recommendation has beneficially owned more than 5% of our common stock for at least a year as of the date such recommendation is made, to SRA International, Inc., 4300 Fair Lakes Court, Fairfax, VA 22033, Attention: Corporate Secretary, and they will be forwarded to the Governance Committee members for consideration. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a Director if elected. Assuming that appropriate biographical and background material has been provided on a timely basis, the Governance Committee will evaluate stockholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others.

Stockholders also have the right under our bylaws to directly nominate Director candidates, without any action or recommendation on the part of the Governance Committee or the Board, by following the procedures set forth under "Stockholder Proposals for 2010 Annual Meeting" on page 51 of this proxy statement.

Board Leadership Structure and Role in Risk Management

Our current structure has a separate CEO and Chairman of the Board of Directors. Our Board of Directors does not have a policy regarding the separation of the roles of CEO and Chairman of the Board. The Board believes it is in the best interests of the company to make that determination in a manner that it believes best provides appropriate leadership for the company at the time, based on the circumstances and direction of the company and the membership of the Board. Dr. Stanton D. Sloane is our President and CEO and is responsible for setting our strategic direction and for day-to-day leadership and performance of our company. Ernst Volgenau serves as the Chairman of the Board. Our Chairman of the Board provides input to the CEO, sets the agenda for Board meetings, and presides over meetings of the full Board of Directors as well as presides over certain executive sessions of the Board of Directors. The Board of Directors believes this is the most appropriate structure for the company at this time, as it permits the President and CEO to focus his attention on managing our day-to-day business and enhances the ability of the Board of Directors to provide oversight of the company's management and affairs.

Our Board of Directors has a policy that in the event that the Chairman of the Board is not an independent Director, the Governance Committee will nominate an independent Director to serve as "Lead Director," who will be approved by a majority of the independent Directors. The Lead Director is responsible for presiding over certain executive sessions of the Board of Directors. During fiscal 2010, Mr. Klein served as Lead Director.

The company has an enterprise risk management program that engages the company's management and the Board of Directors. The entire Board of Directors discusses major risks, meeting with appropriate management in executive sessions. The entire Board of Directors is regularly involved and informed through committee reports about such risks. The Audit and Finance Committee is responsible for overseeing risks relating to our financial, legal compliance and internal audit. The Compensation and Personnel Committee is responsible for overseeing risks relating to our compensation practices, policies and programs. The Governance Committee is responsible for overseeing risks associated with the independence of the Board of Directors and potential conflicts of interest.

Stockholder Communications with Directors

The Board will give appropriate attention to written communications that are submitted by stockholders and other interested parties, and will respond if and as appropriate. The Chairman of the Board (if an independent Director), or the Lead Director (if one is appointed), or otherwise the Chairman of the Governance Committee, with the assistance of our Corporate Secretary, is primarily responsible for monitoring communications from stockholders and other interested parties and for providing copies or summaries to the other Directors as he or she considers appropriate. The Chairman of the Board (if an independent Director), or the Lead Director (if one is appointed) also serves as the presiding Director at all executive sessions of the non-management Directors. As the Lead Director during fiscal 2010, Mr. Klein performed these responsibilities.

Communications are forwarded to all Directors if they relate to important substantive matters and include suggestions or comments that the Chairman of the Board or the Lead Director considers to be important for the Directors to know. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which we tend to receive repetitive or duplicative communications.

Stockholders who wish to send communications on any topic to the Board should address such communications to the Board of Directors c/o Mr. Michael R. Klein, Lead Director, SRA International, Inc., 4300 Fair Lakes Court, Fairfax, VA 22033.

Codes of Ethics

The Board has adopted a code of business ethics and conduct that applies to all of our employees, officers and Directors. This code is posted on our website at www.sra.com/investors/corporate-governance/code-business-ethics-conduct.php and available upon request of any stockholder by writing to the Corporate Secretary. The code requires employees, officers and Directors to report any suspected violations of the code to the appropriate company officials, or they may anonymously report any suspected violations to our business ethics and procurement fraud hotline, which is hosted by an independent third party who will forward such information to the appropriate company officials.

We have also adopted a code of ethics for principal financial officers that addresses some of the same issues as the code of business ethics and conduct, but establishes specific standards related to financial controls and financial reporting, and applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our principal financial officers are expected to adhere to both the code of business ethics and conduct and the code of ethics for principal financial officers. We have posted a current copy of the code of ethics for principal financial officers on our website at http://www.sra.com/investors/corporate-governance/code-ethics-principal-financial-officers.php.

We intend to post on our website all disclosures that are required by law or NYSE stock market listing standards concerning any amendments to, or waivers from, any provision of the codes.

DIRECTOR COMPENSATION

Fiscal 2010 Director Compensation

Pursuant to our compensation plan for non-employee Directors, we paid each non-employee Director an annual retainer of $35,000 per year, payable quarterly, plus $2,000 for each Board meeting attended, $2,000 for each Committee meeting attended in person, and $1,000 for each teleconference Committee meeting attended. The Audit and Finance Committee chair was paid an additional annual retainer of $20,000, payable quarterly, and all other Committee chairs were paid an additional annual retainer of $10,000, payable quarterly. Beginning fiscal 2010, meeting fees were paid for all Committee meetings, including if held in conjunction with, or immediately prior to or after Board meetings.

Non-employee Directors may elect to receive shares of class A common stock in lieu of their cash retainer. All shares delivered pursuant to such an election are granted quarterly under our then-existing stock incentive plan on the third business day following each quarterly issuance of our earnings and are vested in full upon grant. The number of shares granted is determined using the closing trading price of our class A common stock as reported on the NYSE on the grant date. The Board has adopted stock ownership guidelines to better align the interests of non-employee Directors with the interests of shareholders. These guidelines encourage that all non-employee Directors own shares of SRA common stock equal to $100,000 by June 30, 2012 or within five years of their appointment of the Board, if later, and to maintain such $100,000 ownership level of our stock until six months after their service on the Board terminates for any reason.

Non-employee Directors also received a one-time equity grant with an estimated value, determined in accordance with Financial Accounting Statements Board Accounting Standards Codification topic 718, or ASC 718, of $150,000 upon their appointment or election to the Board. Each continuing non-employee Director who has served for at least thirty months receives an annual equity grant with an estimated value, determined in accordance with ASC 718, of $50,000. Annual equity grants are generally made on the third business day following the issuance of our earnings release for our annual financial results.

Each equity grant described above consists in part of nonqualified stock options and in part of restricted stock, in each case with respect to class A common stock. The allocation of each equity grant between stock options and restricted stock is made so that the estimated value attributable to both components is equal. The estimated value is determined on the grant date in accordance with ASC 718 and with our practices and methodologies then in effect. The equity grants are made under our then-existing stock incentive plan and vest in equal 25% increments over four years. The exercise price for stock options granted is the closing trading price on the NYSE of our class A common stock on the date of grant.

The following table sets forth information regarding the compensation of all of our Directors that served during fiscal 2010. Dr. Sloane, who serves as President and CEO and as a Director, and Dr. Volgenau, who serves as Chairman of the Board and an employee of the company, are not listed and were not separately compensated for their services as Directors. The compensation for each of Drs. Sloane and Volgenau are fully reflected in the Summary Compensation Table included in this proxy statement.

Director Compensation Table

Non-Employee Director	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2)	Option Awards ($) (2)	Total ($)
John W. Barter (3)	$83,000	$25,100	$24,978	$133,078
Larry R. Ellis (4)	53,037	25,100	24,978	103,115
Edmund P. Giambastiani, Jr. (5)	62,000	—	—	62,000
Miles R. Gilburne (6)	65,042	25,100	24,978	115,120
W. Robert Grafton (7)	17,755	75,106	75,028	167,889
William T. Keevan (8)	65,037	—	—	65,037
Michael R. Klein (9)	66,056	25,100	24,978	116,134
David H. Langstaff (10)	77,000	25,100	24,978	127,078
Gail Wilensky (11)	64,036	25,100	24,978	114,114

(1) Represents the aggregate dollar amount of fees paid for services as a Director during fiscal 2010, including annual retainer fees and Committee Chairman fees. Directors may elect to receive class A common stock in lieu of cash for annual retainer and Committee Chairman fees. The number of shares is determined on the third business day following each quarterly issuance of our earnings based on the closing market price for a share on that date. In 2010, the following Directors received the following amount of class A common stock shares in lieu of cash: General Ellis, 1,763 shares with a grant date fair value of $35,037; Mr. Gilburne, 3,261 shares with a grant date fair value of $65,042; Mr. Grafton, 402 shares with a grant date fair value of $8,880; Mr. Klein, 1,956 shares with a grant date fair value $38,181; Mr. Keevan, 1,763 shares with a grant date fair value $35,037; and Dr. Wilensky, 1,512 shares with a grant date fair value of $30,036.

(2) The amounts in these columns represent the aggregate grant date fair value computed in accordance with ASC 718 for awards made during fiscal 2010. The grant date fair value of our stock awards is the closing price for our stock on the date of grant. Assumptions used in the calculation of the grant date fair value of our option awards are included in Note 1 to our audited financial statements for the year ended June 30, 2010, included in our Form 10-K filed with the SEC on August 12, 2010 ("2010 Annual Report on Form 10-K").

(3) Mr. Barter received a grant of 1,250 shares of restricted stock on August 17, 2009 with a fair market value of $20.08 per share, which was based on the closing price of class A common stock on the date of grant, and an option to purchase 3,090 shares of class A common stock on August 17, 2009, with a grant date fair value of $8.0835 per share. As of June 30, 2010, Mr. Barter held options to purchase 51,300 shares and held 4,300 shares of restricted stock.

(4) General Ellis received a grant of 1,250 shares of restricted stock on August 17, 2009 with a fair market value of $20.08 per share, which was based on the closing price of class A common stock on the date of grant, and an option to purchase 3,090 shares of class A common stock on August 17, 2009, with a grant date fair value of $8.0835 per share. As of June 30, 2010, General Ellis held options to purchase 10,400 shares and held 3,900 shares of restricted stock.

(5) As of June 30, 2010, Edmund P. Giambastiani, Jr. held options to purchase 9,020 shares and held 3,020 shares of restricted stock. Admiral Giambastiani resigned from the Board effective July 28, 2010, at which time 4,510 unvested options and 1,510 unvested restricted shares were forfeited.

(6) Mr. Gilburne received a grant of 1,250 shares of restricted stock on August 17, 2009 with a fair market value of $20.08 per share, which was based on the closing price of class A common stock on the date of grant, and an option to purchase 3,090 shares of class A common stock on August 17, 2009, with a grant

date fair value of $8.0835 per share. As of June 30, 2010, Mr. Gilburne held options to purchase 48,600 shares and held 3,300 shares of restricted stock.

(7) Mr. Grafton received a grant of 3,400 shares of restricted stock on May 11, 2010 with a fair market value of $22.09 per share, which was based on the closing price of class A common stock on the date of grant, and an option to purchase 8,540 shares of class A common stock on May 11, 2010, with a grant date fair value of $8.7855 per share. As of June 30, 2010, Mr. Grafton held options to purchase 8,540 shares and held 3,400 restricted shares. Mr. Grafton joined the Board of Directors on March 29, 2010.

(8) As of June 30, 2010, Mr. Keevan held options to purchase 8,720 shares and held 2,960 shares of restricted stock.

(9) Mr. Klein received a grant of 1,250 shares of restricted stock on August 17, 2009 with a fair market value of $20.08 per share, which was based on the closing price of class A common stock on the date of grant, and an option to purchase 3,090 shares of class A common stock on August 17, 2009, with a grant date fair value of $8.0835 per share. As of June 30, 2010, Mr. Klein held options to purchase 70,120 shares and held 4,300 shares of restricted stock.

(10) Mr. Langstaff received a grant of 1,250 shares of restricted stock on August 17, 2009 with a fair market value of $20.08 per share, which was based on the closing price of class A common stock on the date of grant, and an option to purchase 3,090 shares of class A common stock on August 17, 2009, with a grant date fair value of $8.0835 per share. As of June 30, 2010, Mr. Langstaff held options to purchase 108,600 shares and held 3,300 shares of restricted stock.

(11) Dr. Wilensky received a grant of 1,250 shares of restricted stock on August 17, 2009 with a fair market value of $20.08 per share, which was based on the closing price of class A common stock on the date of grant, and an option to purchase 3,090 shares of class A common stock on August 17, 2009, with a grant date fair value of $8.0835 per share. As of June 30, 2010, Dr. Wilensky held options to purchase 43,090 shares and held 1,250 shares of restricted stock.

Fiscal 2011 Director Compensation

On July 27, 2010, the Board revised the compensation plan for non-employee Directors, effective as of July 1, 2010. Pursuant to the revised plan, we will pay each non-employee Director an annual retainer of $50,000 per year, payable quarterly, plus $2,000 for each Board meeting attended, $2,000 for each Committee meeting attended in person, and $1,000 for each teleconference Committee meeting attended. The Audit and Finance Committee chair will be paid an additional annual retainer of $25,000, payable quarterly, the Compensation and Personnel Committee chair will be paid an additional annual retainer of $20,000, payable quarterly, and the Governance Committee chair will be paid an additional annual retainer of $15,000, payable quarterly. All other non-chair Committee members will be paid an additional annual retainer of $15,000 for the Audit & Finance Committee and an additional retainer of $10,000 for all other Committees, payable quarterly. Consistent with the prior year, meeting fees will be paid for all Committee meetings, including if held in conjunction with, or immediately prior to or after Board meetings.

As in prior years, non-employee Directors may elect to receive shares of class A common stock in lieu of their cash retainer. All shares delivered pursuant to such an election are granted quarterly under our 2002 Plan on the third business day following each quarterly issuance of our earnings and are vested in full upon grant. The number of shares granted is determined using the closing trading price of our class A common stock as reported on the NYSE on the grant date rounded up to the nearest share.

Non-employee Directors will also receive a one-time equity grant with an estimated value, determined in accordance with ASC 718, of $150,000 upon their appointment or election to the Board. Each continuing non-employee Director who has served for at least thirty months will receive an annual equity grant with an estimated value, determined in accordance with ASC 718 of $80,000. Annual equity grants are generally made on the third business day following the issuance of our earnings release for our annual financial results.

Each equity grant described above consists in part of nonqualified stock options and in part of restricted stock, in each case with respect to class A common stock. The allocation of each equity grant between stock options and restricted stock shares shall be made in the same proportion as generally used for senior management grants (currently 4:1). The estimated value is determined on the grant date in accordance with ASC 718 and with our practices and methodologies then in effect. The equity grants are made under our then-existing stock incentive plan and vest in equal 25% increments over four years. The exercise price for stock options granted is the closing trading price on the NYSE of our class A common stock on the date of grant. Equity awards shall be rounded up to the nearest ten share increment.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis ("CD&A") describes our compensation philosophy and policies and discusses the Compensation and Personnel Committee's role in establishing the compensation of our executive officers, including the named executive officers, and oversight of our compensation programs. Comprehensive information is provided about the fiscal 2010 compensation for the following executive officers (collectively our "named executive officers"): Ernst Volgenau, Stanton D. Sloane, Richard J. Nadeau, Timothy J. Atkin, Jeffrey R. Rydant, and Joseph P. Burke. Additionally, the CD&A describes our new clawback policy for reimbursement of incentive awards if the company has certain financial restatements and discusses the assessment of possible risks in our compensation programs. Finally, the CD&A discusses the compensation of our executive officers for fiscal 2011.

Executive Summary and Business Review

The Compensation and Personnel Committee considered the company's overall performance relative to the industry during fiscal 2010 when determining compensation.

Despite a challenging environment where we faced intense competition and pricing pressures, we experienced growth in our federal government contracting business in fiscal 2010. Our Era aviation business, however, continued to suffer from the effects of adverse economic conditions, which ultimately resulted in a $61.3 million impairment charge.

Highlights of our fiscal 2010 results include:

- Revenue increased 8.2% to $1.67 billion reflecting growth in our federal government contracting business. Organic revenue growth was 8.3%.
- Excluding the impact of the impairment charge and certain other non-recurring items, operating income and earnings per share increased substantially year-over-year to $119.0 million and $1.31, respectively, due to strong labor-based organic revenue growth and continued general and administrative cost management efforts. Reconciliation between the adjusted results and the results reported in the 2010 Annual Report on Form 10-K is provided at the end of the CD&A.
- Contract orders were $2.35 billion, representing a book-to-bill ratio of 1.4. Total backlog at June 30 was $4.45 billion representing 10% year-over-year growth.
- Days sales outstanding decreased to 72 days as of June 30, 2010, from 76 days in the prior year given process improvements implemented during the year.
- We ended the year with no borrowings and more than $98 million of cash.

Compensation Philosophy and Overall Approach to Executive Compensation

The goal of our compensation program is to compensate our executives commensurate with individual and company performance. The specific objectives of our executive compensation program are as follows:

- Support the attainment of our short- and long-term financial and strategic objectives and reward executives for continuous improvement in earnings and growth in stockholder value;
- Be performance-based, with variable pay constituting a significant portion of total compensation;
- Provide differentiated pay based on executives' skills, role in the company, and contributions to our performance;
- Create commonality of interest between management and stockholders by tying realized compensation directly to changes in stockholder value and encouraging significant accumulation of stock ownership among senior executives;
- Attract, retain and motivate highly skilled executives by providing a competitive compensation opportunity relative to other, comparably-sized companies in the information technology, consulting and defense industry;
- To the extent possible, maximize the financial efficiency of the overall program from tax, accounting, and cash flow perspectives;
- Reinforce a high-performance culture; and
- Embrace best practice policies to the extent they are supportive of the above objectives.

To achieve these objectives, the Compensation and Personnel Committee of our Board of Directors (the "Board") evaluates our executive compensation program with the goal of setting target compensation at levels the Compensation and Personnel Committee believes are competitive. Our executive compensation program ties a substantial portion of each executive's overall compensation to company strategic financial and operational goals such as growth in revenue, operating income cash flow measures, and new business orders, in addition to individual goals.

We provide a significant portion of our executive compensation in the form of stock option grants and restricted stock awards because we believe this will help to retain our executives and provides an incentive for them to participate in the long term success of our company, and therefore better aligns their interests with those of our stockholders.

Although the CEO does not participate in the Compensation and Personnel Committee's determination of his own compensation, he does assist the Compensation and Personnel Committee in setting the compensation for the Chief Financial Officer, or CFO, and the other three most highly compensated executives (collectively, the "other named executive officers"). The CEO's assistance may include providing a summary of his personal evaluations of each other named executive officer and recommending prospective base salaries, target incentive compensation levels and long-term equity awards. Basic data gathering and similar support is provided to the CEO by the Senior Vice President of Human Resources. The other named executive officers do not have a role in establishing executive compensation.

In attracting and retaining our named executive officers, we compete with many other firms in the information technology, consulting and defense industry. To keep abreast of changing compensation packages of our competitors, we assess various compensation data from other companies throughout the fiscal year.

Historically, in making compensation decisions, the Compensation and Personnel Committee has reviewed compensation data for companies in the information technology, consulting and defense industry and has compared our executive compensation to named executive officers at a peer group of publicly traded companies.

The peer group, which is periodically reviewed by the Compensation and Personnel Committee and evolves over time, consists of publicly traded information technology, consulting and defense companies that we believe have comparably sized revenue, net income, market capitalization, total assets and number of employees.

When the Compensation and Personnel Committee set base salaries and cash incentive targets for fiscal 2010, its compensation consultant FWC provided the Compensation and Personnel Committee with a report comparing each element of target total direct compensation we provide to our named executive officers, against that provided by certain other publicly-traded information technology, consulting and defense companies, which we refer to as our "Compensation Peer Group" as well as third party survey data for similar type positions.

The Compensation Peer Group for fiscal 2010 initially consisted of the following companies: CACI International, Inc, CIBER Inc., Cognizant Technology Solutions Corporation, ICF International, Inc., ManTech International Corporation, MAXIMUS, Inc., Navigant Consulting, Inc., Stanley, Inc. and Tetra Tech., Inc. When the Compensation and Personnel Committee finalized actual cash bonus and equity grants at the conclusion of fiscal 2010, FWC again provided the Compensation and Personnel Committee with a report comparing each element of target total direct compensation we provide to our named executive officers against our defined peer group as well as third party survey data, when available. For this second report, the Compensation Peer Group was adjusted to remove Navigant Consulting, Inc. (whose core business was believed to not be in alignment with SRA's) and to add NCI, Inc., Sapient Corporation, Syntel, Inc. and Unisys Corporation, because they aligned with our core business, revenue size, number of employees and increased the number of companies within our peer group.

The Compensation and Personnel Committee has directly engaged FWC as their consultant since fiscal 2008. FWC only undertakes work upon the instruction of the Compensation and Personnel Committee and does not provide ad hoc advice to management. FWC met with the Compensation and Personnel Committee to discuss its findings and recommendations on May 4, 2010 and subsequently provided a comprehensive written report to the Compensation and Personnel Committee. This data was considered by the Compensation and Personnel Committee together with other discretionary factors such as individual performance, compensation history, scope of responsibility, internal equitable treatment and experience level in establishing each element of target total direct compensation for the named executive officers.

During fiscal year 2010, the Compensation and Personnel Committee had FWC review and analyze the 2002 Stock Incentive Plan, or the 2002 Plan, and associated revisions. The data from this analysis was presented to the Compensation and Personnel Committee for review and used in adopting the SRA International, Inc. 2010 Incentive Plan, or the 2010 Plan.

The company separately retains Hewitt Associates, or (Hewitt) as the executive compensation consultant for general compensation matters, including the possible development of a long-term cash compensation plan and compensation recommendations for all employees other than the named executive officers. Hewitt is not engaged by the Compensation and Personnel Committee.

Components of our Executive Compensation Program

The primary elements of our executive compensation program are:

- base salary;
- annual cash incentives;
- equity in the form of stock option and/or restricted stock awards;
- insurance, 401(k) match and other employee benefits; and
- in some cases, severance and change-of-control benefits.

Base Salary

In approving the fiscal 2010 base salaries for our named executive officers, the Compensation and Personnel Committee considered the FWC analysis and external salary survey data. Actual individual salary amounts also reflect the Compensation and Personnel Committee's judgment with respect to each executive's individual performance, compensation history, scope of responsibility, internal equitable treatment and experience level. While base salaries of our named executive officers are targeted at competitive levels, the Compensation and Personnel Committee believes that a significant portion of our named executive officers' target total direct compensation should consist of cash incentive and equity awards (described below) which are variable in amount and tied to the company's financial and operational results and individual performance.

The base salaries paid to our CEO and other named executive officers for fiscal 2009 and fiscal 2010, and the base salaries approved for fiscal 2011, are shown below:

Name of Executive	Position at end of Fiscal 2010	Fiscal 2009 Salary	Fiscal 2010 Salary	Change from Fiscal 2009	Fiscal 2011 Salary	Change from Fiscal 2010
Ernst Volgenau	Chairman	$195,000	$195,000	0.0%	$243,750	25.0%
Stanton D. Sloane	President and Chief Executive Officer	$680,000	$680,000	0.0%	$680,000	0.0%
Richard J. Nadeau	Chief Financial Officer	$390,000	$410,000	5.1%	$426,400	4.0%
Timothy J. Atkin	Chief Operating Officer	$325,000	$350,000	7.7%	$364,000	4.0%
Joseph P. Burke	SVP, Offerings and Products	$300,000	$310,000	3.3%	$320,850	3.5%
Jeffrey J. Rydant	SVP, Marketing and Sales	$260,000	$300,000	15.4%	$321,000	7.0%

In establishing the CEO fiscal 2011 base salary, the Compensation and Personnel Committee considered the May 28, 2010 Employment Agreement with Dr. Sloane, the FWC analysis, external survey data, individual performance, compensation history, scope of responsibility, internal equitable treatment and experience level.

The Compensation and Personnel Committee reviewed Dr. Volgenau's salary and approved a 25% increase in his base annual salary for fiscal 2011. The Compensation and Personnel Committee noted he had not received any salary increase for the past several years.

Dr. Sloane recommended base salaries for fiscal 2010 and fiscal 2011 for the other named executive officers. Dr. Sloane based these recommendations on each individual's prior fiscal year salaries, the company's strategic, operational and financial performance metrics (which were also applicable to Dr. Sloane's compensation), and individual performance, compensation history, scope of responsibility, internal equitable treatment, external market data and experience level. Dr. Sloane's recommendations were reviewed by the Compensation and Personnel Committee and approved by the full Board.

Annual Cash Incentives

We have an annual cash incentive plan for our named executive officers that is tied to the achievement of company-wide strategic operational and financial goals, as well as individual goals and associated performance. The Compensation and Personnel Committee believes that making a significant portion of the named executive officers' cash incentives contingent on corporate performance aligns the named executive officers' interest with those of our stockholders because it focuses the named executive officer on achievement of the company goals as well as the named executive officers' individual goals.

Annual cash incentives for the CEO and the other named executive officers are determined pursuant to the following formula that incorporates quantitative and qualitative metrics:

(Bonus Target)*	(Quantitative Multiplier)*	(Qualitative Multiplier) =	Actual Cash Incentive Earned
(Specified percentage of base salary)	(0.0 to 1.69)	(0.0 to 1.0)	

The bonus target is established and approved for the CEO by the Compensation and Personnel Committee and approved by the independent Directors of the Board at the beginning of each fiscal year. It is determined pursuant to the terms and conditions of the CEO's employment agreement, the Compensation and Personnel Committee's review of his individual performance, compensation history, scope of responsibility and experience level, performance for the previous year as well as relevant market data as supplied by FWC.

The bonus targets for the other named executive officers are recommended by the CEO and approved by the Compensation and Personnel Committee and approved by the full Board at the beginning of each fiscal year. They are based on assessments of individual performance, compensation history, scope of responsibility, internal equitable treatment, external market data and experience level.

The quantitative multiplier for the CEO and other named executive officers is determined at the beginning of each fiscal year by company performance metrics approved by the Compensation and Personnel Committee and approved by the independent members of the Board (in case of the CEO) and the full Board for the other named executives. When setting these metrics, the Compensation and Personnel Committee does not formally benchmark company financial performance against the expected financial performance of the Compensation Peer Group.

The metrics are intended to represent the Compensation and Personnel Committee's discretionary assessment of superior company performance and generally exceed company planned corporate financial goals for the year. In fiscal 2010, the metrics were revenue, operating income, DEPS, orders and days sales outstanding.

Financial targets and results for any acquisitions occurring early in fiscal 2010 were to be included in the target metrics and in the measurement of actual performance metrics at fiscal year-end, but, absent a contrary decision by the Compensation and Personnel Committee, contributions from mid-year or later acquisitions were not to be included in the target metrics or when determining the actual company performance metrics at fiscal year-end. Accordingly, financials related to an acquisition that occurred later in fiscal 2010 were not reflected in target metrics or included in determining fiscal year-end actual company performance metrics.

For its calculations, the Compensation and Personnel Committee reviewed the company-wide strategic operational and financial performance metrics compared to the fiscal 2010 company financial plan as approved by the Compensation and Personnel Committee, market data (as compiled by FWC) and qualitative performance measures as established and approved by the Compensation and Personnel Committee at the beginning of fiscal 2010. Company strategic operational and financial metrics utilized included revenue, operating income, diluted earnings per share or (DEPS), orders and days sales outstanding or (DSO) as follows:

SRA Financial Objective	Financial Objective Weighting	Minimum Performance Level Goal	Target Performance Level Goal	Stretch Performance Level Goal
Revenue ($M)	21.00%	$1,585	$1,650	$1,700
Operating Income ($M)	21.00%	$ 112	$ 127	$ 131
Diluted Earnings Per Share	21.00%	$ 1.15	$ 1.29	$ 1.35
Orders ($B)	21.00%	$2.200	$2.475	$2.700
Days Sales Outstanding (Q4)	16.00%	85	82	81

The qualitative multiplier for the CEO includes individual goals and performance expectations established and approved by the Compensation and Personnel Committee and approved by the full Board at the beginning of the fiscal year. They are intended to represent superior individual performance. The CEO recommends, and the Compensation and Personnel Committee as well as the full Board approves, the goals and performance expectations at the beginning of the fiscal year used for the individual multiplier for the other named executive officers. The compensation and performance of these executives is expected to be reviewed annually and approved by the Compensation and Personnel Committee and approved by the full Board.

The CEO's fiscal 2010 cash incentive target originally was set based on the fiscal 2010 financial plan reviewed and approved by the Compensation and Personnel Committee and approved by the independent members of the Board; it was subsequently adjusted in the May 28, 2010 employment agreement and was approved by the Compensation and Personnel Committee and approved by the independent members of the Board. Incentive targets for other named executive officers are recommended by the CEO, with review and approval from the Compensation and Personnel Committee as well as the full Board. The percentages reflect the CEO's assessment of the executive's individual performance, compensation history, scope of responsibility, experience level, internal equitable treatment and relevant market data.

	Base Salary			Cash Incentive Target			Total Target Cash Compensation Mix		
Name of Executive	**Fiscal 2009**	**Fiscal 2010**	**Fiscal 2011**	**Fiscal 2009**	**Fiscal 2010**	**Fiscal 2011**	**Fiscal 2009**	**Fiscal 2010**	**Fiscal 2011**
Ernst Volgenau	$195,000	$195,000	$243,750	N/A	N/A	N/A	$ 195,000	$ 195,000	$ 243,750
Stanton D. Sloane	$680,000	$680,000	$680,000	$735,000	$680,000(1)	$680,000	$1,415,000	$1,360,000	$1,360,000
Richard J. Nadeau	$390,000	$410,000	$426,400	$312,000	$321,293	$341,120	$ 702,000	$ 731,293	$ 767,520
Timothy J. Atkin	$325,000	$350,000	$364,000	$247,167	$280,000	$291,200	$ 572,167	$ 630,000	$ 655,200
Joseph P. Burke	$300,000	$310,000	$320,850	$240,000	$248,000	$256,680	$ 540,000	$ 558,000	$ 577,530
Jeffrey J. Rydant	$260,000	$300,000	$321,000	$195,000	$240,000	$256,800	$ 455,000	$ 540,000	$ 577,800

(1) Target pursuant to Dr. Sloane's Employment Agreement, dated May 28, 2010.

Cash Incentive for Chief Executive Officer

The qualitative measures for assessing Dr. Sloane's performance in fiscal 2010 were:

- further enhancing SRA's ethic of Honesty and Service,
- building a stable and effective senior executive team,
- improving CEO communications,
- continuing to implement the company's strategic plan, and
- ensuring appropriate risk management procedures are in place.

The qualitative factors used by the Compensation and Personnel Committee in determining the qualitative multiplier may only decrease or sustain the amount earned based on the quantitative factors. A score of 1.0 would indicate that performance expectations were fully met; a score less than 1.0 would indicate that performance expectations were not fully met. After qualitative factors shown above, the Compensation and Personnel Committee determined Dr. Sloane's qualitative multiplier at .885.

For calculating the quantitative multiplier for the CEO (as well as the other named executives) for fiscal 2010, the Compensation and Personnel Committee, based on prior decisions, did not include the impairment of goodwill and other long-lived assets and the gain related to the settlement of claims against Era sellers from operating income and DEPS, and also excluded the tax benefit related to those items for calculating DEPS. Accordingly, the Compensation and Personnel Committee established Dr. Sloane's quantitative multiplier at 1.041.

Based on the qualitative multiplier at .885 and the quantitative multiplier at 1.041, Dr. Sloane's cash incentive earned was $626,441 or approximately 92% of his incentive target.

Cash Incentive for Other Named Executive Officers

Consistent with calculations for the CEO quantitative multiplier, the Compensation and Personnel Committee established the other named executive officers' quantitative multiplier at 1.041.

Individual multipliers for the other named executive officers were determined using individual qualitative goals and objectives related to performance during fiscal 2010. Although the goals and objectives differ based on individual position and role within the company, the items may include factors such as ethics and leadership, financial metrics, or functional specific objectives. The qualitative factors used in determining the qualitative multipliers may only decrease or sustain the amount earned based on the quantitative factors. A score of 1.0 would indicate that performance expectations were fully met; a score less than 1.0 would indicate that performance expectations were not fully met.

This metric is recommended by the CEO, who takes into consideration additional factors such as unforeseen changes to the business plan and overall performance relative to peers internal and external. It is then reviewed and approved by the Compensation and Personnel Committee and approved by the full Board.

For fiscal 2010, the Compensation and Personnel Committee approved a cash incentive payment for the following named executive officers. Our cash incentives are paid following the completion of fiscal year, based on performance using preliminary actual financial results during the just-completed fiscal year.

Name of Executive	Fiscal 2010 Target	Corporate Multiplier	Individual Multiplier	Cash Incentive Earned for Fiscal 2010
Stanton D. Sloane	100%	1.041	0.885	$626,441
Richard J. Nadeau (1)	80%	1.041	1.0	$334,466
Timothy J. Atkin	80%	1.041	1.0	$291,480
Joseph P. Burke	80%	1.041	1.0	$258,168
Jeffrey J. Rydant	80%	1.041	1.0	$249,840

(1) Pursuant to Mr. Nadeau's employment agreement, the Compensation and Personnel Committee and the CEO reviewed Mr. Nadeau's salary after six months employment with the company. Based on this review, the Compensation and Personnel Committee increased Mr. Nadeau's salary from $390,000 to $410,000 effective December 1, 2009.

Stock Option and Restricted Stock Equity Awards

Our equity compensation program is the primary vehicle for offering long-term incentives to our executives. We believe that equity grants provide our named executive officers with incentives to achieve long-term corporate performance, create an ownership culture and help to align named executive officers' interests with those of our stockholders. In addition, we believe the vesting feature of our equity grants provides an incentive to our named executive officers to remain with our company. We have adopted stock ownership guidelines for our named executive officers to encourage the long-term accumulation of a meaningful amount of our stock, and to align the interests of our named executive officers with stockholders. The guidelines encourage, but do not require, ownership of stock at a certain multiple of such officer's annual base salary: CEO (5 times), executive officers (4 times), Senior Vice Presidents (3 times), and Vice Presidents (1.5 times).

We do not establish individual annual equity targets for the CEO or other named executive officers.

In determining the size and nature of equity grants to our executives, the Compensation and Personnel Committee considers our company-wide performance, the applicable named executive officer's performance, external market data and the expected stock compensation expense computed in accordance with generally accepted accounting principles (GAAP).

To determine equity grant values, the CEO undertook an individualized approach for each of the named executive officers taking into consideration and adjusting for other factors such as performance, experience levels, and criticality of role. The equity grants are ultimately composed of both stock options and restricted stock awards. We typically grant restricted stock awards at no cost to the named executive officer. Because the shares have a built-in value at the time the restricted stock grants are made, we generally grant fewer shares of restricted stock than the number of stock options we would grant for a similar purpose. The actual number of stock options and restricted stock granted to each named executive officer in August 2010 were derived by taking the equity value and applying a 4:1 split (i.e. 1 share of restricted stock for every 4 stock options).

In addition to our annual performance-based grants as part of our overall compensation program, we typically make an initial equity award to a new named executive officer upon commencement of employment.

The exercise price of all stock options is equal to the closing price of our class A common stock on the NYSE on the date of grant. All equity grants must be approved in advance of or on the date of grant either by the Compensation and Personnel Committee or under the limited authority delegated to the Chairman or CEO.

The stock options and restricted stock we grant to our named executive officers typically vest at a rate of 25% per year on the first four anniversaries of the date of grant. In the case of stock options, the term of the option is typically ten years. Generally, vesting ceases and unvested options are forfeited on the date of termination of affiliation with the company, with an option to exercise vested options for sixty days from the termination date, except in the case of death or total disability where the option holder has up to one year to exercise vested options. For those option holders that retire, the holder will generally have up to two years to exercise vested options pursuant to a retirement agreement. Prior to the exercise of a stock option, the holder has no rights as a stockholder with respect to the shares subject to such option, including no voting rights and no right to receive dividends or dividend equivalents. In the case of restricted stock, the holder has voting and dividend rights to both vested and unvested awards.

Pursuant to the terms of Dr. Sloane's employment agreement signed on May 28, 2010, his equity grants are decided at the sole discretion of the Compensation and Personnel Committee with approval by the independent Directors of the Board. In connection with the renewal of his employment agreement, on August 16, 2010, the Compensation and Personnel Committee awarded Dr. Sloane 40,000 stock options and 10,000 shares of restricted stock, which was granted in a 4:1 ratio of stock options and shares of restricted stock. On the same day, the Compensation and Personnel Committee also awarded 25,569 stock options to Dr. Sloane in connection with his annual equity award for fiscal 2010.

For the other named executive officers, the annual equity grant was recommended by the CEO based on review of individual performance, compensation history, scope of responsibility, internal equitable treatment, external market data and experience level. The CEO's recommendations were reviewed and approved by the Compensation and Personnel Committee. Mr. Nadeau received a grant of 8,291 shares of restricted stock and 33,164 non-qualified stock options on August 16, 2010. Mr. Atkin received a grant of 5,853 shares of restricted stock and 23,412 non-qualified stock options on August 16, 2010. Mr. Burke received a grant of 4,877 shares of restricted stock and 19,508 non-qualified stock options on August 16, 2010. Mr. Rydant received a grant of 7,803 shares of restricted stock and 31,212 non-qualified stock options on August 16, 2010.

Benefits and Other Compensation

We maintain broad-based benefits that are provided to all employees, including health and dental insurance, life and disability insurance, a company-sponsored 401(k) plan and an employee stock purchase plan. Named executive officers are eligible to participate in all of our employee benefit plans on the same basis as other employees.

We match a portion of employee contributions into the 401(k) plan. Our matching contribution is made annually after each calendar year end, and the maximum matching contribution available for any employee during fiscal 2010 was $4,375. All employees, including named executive officers, are subject to the same matching formula.

We offer a 5% discount on the fair market value of SRA's common stock, defined as the average of the high and low prices on the last day of each quarterly plan period, for shares purchased through our employee stock purchase plan. All employees, including named executive officers that do not exceed 5% beneficial ownership, are offered the same discount and are eligible to participate.

In particular circumstances, we award one-time hiring incentives in the form of cash or equity upon a named executive officer's commencement of employment. The amount of a hiring bonus, if any, is determined on a case-by-case basis. For example, we will consider paying signing bonuses to offset the economic loss for unvested cash or equity value forfeited by an executive upon terminating prior employment, to assist with relocation expenses or to create additional incentive for an executive to join our company in a position where there is high market demand. No such bonuses were paid during fiscal 2010 to any of our named executive officers.

Employment Agreements

Employment Agreement with Dr. Stanton D. Sloane

On May 28, 2010, we entered into a new employment agreement with Dr. Stanton D. Sloane, our President and CEO. Pursuant to the employment agreement, Dr. Sloane is entitled to an annual salary of $680,000 and a target annual bonus of up to one hundred percent (100%) of his annual salary, subject to periodic increases in accordance with procedures of the Compensation and Personnel Committee and the Board of Directors. The employment agreement has an initial three-year term, commencing on April 2, 2010, with automatic one-year renewals absent a notice of nonrenewal. Subject to the terms of the employment agreement, either we or Dr. Sloane may terminate Dr. Sloane's employment for any reason at any time, by providing the other party with the requisite notice.

During his employment term, Dr. Sloane is eligible to participate in all employee benefit programs that other similarly situated employees are entitled to participate in, subject to the eligibility requirements and other provisions of such programs. Dr. Sloane is eligible for annual equity grants based on the sole discretion of the Board.

In the event of Dr. Sloane's termination of employment by us "without cause" or by Dr. Sloane for "good reason," Dr. Sloane is entitled to: (i) all wages earned prior to the termination of employment; (ii) all accrued but unused personal leave; (iii) up to 18 months of company paid health, dental, and vision coverage under COBRA, on an after tax basis; (iv) a distribution of all deferred compensation in accordance with the terms of the relevant deferred compensation plan; (v) lump-sum cash severance payment equal to Dr. Sloane's annual base salary and target annual bonus; (vi) a prorated annual bonus for the year of termination at our sole discretion, based on the Board's determination of projected performance; and (vii) immediate vesting of all unvested nonqualified stock options and restricted stock shares. The monthly company-paid COBRA benefits will be discontinued in the event Dr. Sloane becomes covered under the benefit plans and programs of any subsequent employer. Post-termination payment of cash bonus amounts, continuation of Dr. Sloane's employee benefits, and immediate vesting of all unvested nonqualified stock options and restricted stock shares are contingent upon his execution of an agreement releasing SRA from any and all liability relating to his employment, and his compliance with the confidentiality, non-competition and non-solicitation covenants set forth or incorporated in his employment agreement.

"Good reason" for Dr. Sloane to terminate his employment and receive the above benefits generally includes: (i) a material adverse change in Dr. Sloane's duties, position, responsibilities, or compensation; (ii) a material change in Dr. Sloane's principal place of employment that results in Dr. Sloane's commuting distance increasing by more than fifty (50) miles; (iii) a material breach of the employment agreement by us that is not cured within 30 days' written notice by Dr. Sloane; or (iv) a failure by us to obtain a written assumption of the employment agreement by a purchaser or successor following a change in control. To trigger a "good reason" termination, Dr. Sloane must give written notice within thirty (30) days following his knowledge of the first occurrence of a "good reason" circumstance. We will have ninety days to remedy the circumstance(s) that gave rise to the notice. If we do not cure the circumstance(s) that gave rise to the notice within 90 days, Dr. Sloane must terminate his employment within the 30 day period that follows the 90 day cure period.

In the event that Dr. Sloane's employment is terminated by the company for cause or by Dr. Sloane without "good reason," by death, or disability, Dr. Sloane is entitled to: (i) all wages earned prior to the termination of employment; (ii) all accrued but unused personal leave; and (iii) a distribution of all deferred compensation in accordance with the terms of the relevant deferred compensation plan. In addition to the above benefits, in the event of termination due to death or disability, all of Dr. Sloane's nonqualified stock options and restricted stock shares will vest as of the date of termination. In addition, Dr. Sloane may elect to continue his health coverage under COBRA at his cost.

The employment agreement provides that upon a change in control, if Dr. Sloane is not offered the position of President and CEO of the resulting or purchasing entity, or the resulting or purchasing entity's ultimate parent company, then all of Dr. Sloane's nonqualified stock options and restricted stock shares will vest as of the effective date of the change in control.

The employment agreement generally defines a change in control to mean: (i) any "person" (as such term is used in Section 13(d)(3) or 14 (d)(2) of the Exchange Act becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the company representing 35% or more of the combined voting power of the company's then outstanding securities (other than the company, a corporation owned by the shareholders of the company, an employee benefit plan of the company, Ernst Volgenau or William Brehm, or their permitted transferees); (ii) a material change in the Board which results in the incumbent Directors no longer comprise the majority of the Board; or (iii) a merger, consolidation, reorganization, or share exchange or sale of all or substantially all of the assets of the company, unless after the transaction all of the following apply: (a) the beneficial owners of the company prior to the transaction will beneficially own, in substantially the same portions, directly or indirectly, more than 50% of the combined voting power of the then outstanding voting securities of the resulting corporation; (b) no person (other than Ernst Volgenau, William Brehm, or any of their permitted transferees) is a beneficial owner of more than 35% of the combined voting power of the resulting company; and, (c) at least a majority of the members of the Board of the resulting entity are incumbent Directors of the company immediately prior to the transaction.

Dr. Sloane's employment agreement contains customary restrictive covenants, including perpetual confidentiality obligations, a one year non-competition obligation and a two year non-solicitation obligation.

Employment Agreement with Richard J. Nadeau

On May 13, 2009, we entered into an employment agreement with Richard J. Nadeau. Mr. Nadeau is employed as our Chief Financial Officer and Executive Vice President. However, at any time, at the sole discretion of the President and CEO, Mr. Nadeau may be employed as a managerial lead for an operating sector of the company or its affiliates, reporting to the president or to the Chief Operating Officer. Pursuant to the employment agreement, Mr. Nadeau is entitled to an annual salary of $390,000 and a target annual bonus of up to eighty percent (80%) of his annual salary, subject to periodic adjustments in accordance with procedures of the Compensation and Personnel Committee and the Board of Directors. Pursuant to the employment agreement, in 2009, Mr. Nadeau was paid a signing bonus of $15,000 and also received a pro rata bonus, equal to $13,000, based on his period of employment with us for the last fiscal year. The employment agreement provides that Mr. Nadeau's employment is at will.

During his employment term, Mr. Nadeau is eligible to participate in all employee benefit programs that other similarly situated employees are entitled to participate in, subject to the eligibility requirements and other provisions of such programs. Upon entering into the employment agreement, Mr. Nadeau was granted 6,700 shares of restricted stock and 56,100 stock options both of which vest 25% per year for four years. Mr. Nadeau is eligible for annual equity grants based on the sole discretion of our Board beginning following fiscal year 2010.

In the event of Mr. Nadeau's termination of employment by us "without cause" or by Mr. Nadeau for "good reason," Mr. Nadeau is entitled to: (i) all wages earned prior to the termination of employment; (ii) all accrued but unused personal leave; and, (iii) up to 12 months of company paid health, dental, and vision coverage under COBRA; (iv) a distribution of all deferred compensation in accordance with the terms of the relevant deferred compensation plan; (v) lump-sum cash severance payment equal to Mr. Nadeau's annual base salary; and, (vi) any unpaid annual cash bonuses for the company's previous two completed fiscal years. As a condition to entitlement to all of the severance payments, Mr. Nadeau is required to execute and deliver a release to us.

"Good reason" for Mr. Nadeau to terminate his employment and receive the above benefits generally includes: (i) a clear and material diminution in both Mr. Nadeau's direct reporting relationship and general managerial authorities; or, (ii) a material change in Mr. Nadeau's principal place of employment that results in Mr. Nadeau's commuting distance increasing by more than fifty (50) miles. To trigger a "good reason" termination, Mr. Nadeau must give written notice, within thirty (30) days following his knowledge of the first occurrence of a "good reason" circumstance. We will have a ninety day cure period to remedy the circumstance(s) that gave rise to the notice. If we do not cure the circumstance(s) that gave rise to the notice within 90 days, Mr. Nadeau must terminate his employment within the 30 day period that follows the 90 day cure period.

In the event that Mr. Nadeau's employment is terminated by us for cause or by Mr. Nadeau without "good reason," by death, or disability, Mr. Nadeau is entitled to: (i) all wages earned prior to the termination of employment; (ii) all accrued but unused personal leave; and, (iii) a distribution of all deferred compensation in accordance with the terms of the relevant deferred compensation plan.

The employment agreement provides that upon a change in control, if Mr. Nadeau is offered the position having substantially all of the material responsibilities of either the CFO of an entity, or division, of annual revenue size equal or greater than that of the company immediately prior to the change in control; or, as a managerial lead for an operating sector, of annual revenue size roughly comparable to or greater than that of the company immediately prior to the change in control, reporting to the President or COO, then eighty percent (80%) of Mr. Nadeau's unvested nonqualified stock options and shares of restricted stock shall vest as of the date of the change in control. The remaining twenty percent (20%) of such unvested nonqualified stock options and shares of restricted stock shall vest in full on the one year anniversary of the change in control, provided that Mr. Nadeau remains employed by us or our successor. If such conditions are not satisfied, then all of Mr. Nadeau's nonqualified stock options and shares of restricted stock will vest in full as of the date of the change in control.

The employment agreement generally defines a change in control to mean: (i) any "person" (as such term is used in Section 13(d) or 14 (d)(2) of the Exchange Act becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the company representing 35% or more of the combined voting power of the company's then outstanding securities (other than the company, a corporation owned by the shareholders of the company, an employee benefit plan of the company, Ernst Volgenau or William Brehm, or their permitted transferees); (ii) a material change in the Board which results in the incumbent Directors no longer comprise the majority of the Board; or, (iii) a merger, consolidation, reorganization, or share exchange or sale of all or substantially all of the assets of the company, unless after the transaction all of the following apply: (a) the beneficial owners of the company prior to the transaction will beneficially own, in substantially the same portions, directly or indirectly, more than 50% of the combined voting power of the then outstanding voting securities of the resulting corporation; (b) no person (other than Ernst Volgenau, William Brehm, or any of their permitted transferees) is a beneficial owner of more than 35% of the combined voting power of the resulting company; and, (c) at least a majority of the members of the Board of the resulting entity are incumbent Directors of the company immediately prior to the transaction.

Mr. Nadeau's employment agreement contains customary restrictive covenants, including perpetual confidentiality obligations and employee non-solicitation and business non-compete provisions.

Severance and Change-of-Control Benefits

Pursuant to the employment agreements we have entered into with Dr. Sloane and Mr. Nadeau, they are entitled to specified benefits in the event of termination of or change in employment under specified circumstances, including termination following a change in control of our company. The other named executive officers currently do not have similar benefits.

The change-of-control benefits have been structured as "double trigger" benefits. The severance benefits are paid only if, upon a change in control, Dr. Sloane is subsequently not offered the position of President or CEO of the successor company's ultimate parent company, and in the case of Mr. Nadeau, if he is not offered the position of Chief Financial Officer or operating sector lead of the combined or surviving company. We believe a "double trigger" benefit maximizes stockholder value because it prevents an unintended windfall to Dr. Sloane or Mr. Nadeau in the event of a friendly change of control, while still providing them appropriate protection in the event a change in control results in the loss of job or position.

We have provided more detailed information about these benefits, along with estimates of their value under various circumstances in the "Potential Payments Upon Termination or Change of Control" section of this Proxy Statement.

Tax and Accounting Considerations

Section 162(m) of the Internal Revenue Code of 1986, as amended, and any regulations promulgated thereunder (the "Code") generally disallows a tax deduction to public companies for certain compensation in excess of $1 million paid to our CEO and the other named executive officers. Certain compensation, including qualified performance-based compensation, will not be subject to the deduction limit if specified requirements are met. The Compensation and Personnel Committee reviews the potential effect of Section 162(m) periodically and generally seeks to structure the long-term incentive compensation granted to our named executive officers in a manner that is intended to minimize disallowance of deductions under Section 162(m). The Compensation and Personnel Committee, however, reserves the right to use its judgment to authorize compensation payments that may be subject to the limit when the Compensation and Personnel Committee believes such payments are appropriate and in the best interests of SRA and our stockholders, after taking into consideration business conditions and the performance of its employees.

Clawback

Effective October 28, 2009, the CEO recommended, and the Compensation and Personnel Committee as well as the full Board, approved and implemented a clawback policy which governs annual cash incentives and equity grants made to all of our employees, including the named executive officers. Specifically, the Board shall, in all appropriate circumstances, require reimbursement of any annual cash incentive payment or annual equity award to an SRA Incentive Plan Participant where:

(1) the incentive payment or equity award was predicated upon achieving certain financial results that were subsequently the subject of a substantial restatement of SRA financial statements filed with the SEC;

(2) the Board determines the SRA Incentive Plan Participant engaged in intentional misconduct that caused or substantially caused the need for the substantial restatement; and

(3) a lower incentive payment or equity award would have been made to the SRA Incentive Plan Participant based upon the restated financial results.

Anticipated Changes in Fiscal 2011

The CEO proposed, and the Compensation and Personnel Committee approved, three changes to SRA's executive compensation program that are anticipated to be implemented in fiscal year 2011.

The first change is to the metrics and weightings used in our cash incentive plan. Beginning in fiscal 2011, our annual cash bonuses will based on four core financial metrics: revenue, operating income, net orders and free cash flow. Each metric has a minimum level score, a target level and a stretch level score, with no individual metric multiple to exceed 2.0 (previously this was at 1.8) and the overall quantitative metric maximum multiple remaining at 1.69. Operating income will be weighted at 30%; diluted earnings per share DEPS will be removed from the cash bonus metrics as it is a duplicative metric to operating income; orders will be changed to net orders (i.e. de-obligations/reductions in backlog would offset the amount of gross wins); net orders will be weighted at 30%; and, subject to approval of the stockholders of the 2010 Plan at the annual company meeting, days sales outstanding (DSO) metric will be replaced by free cash flow (FCF), which includes operating cash flows less capital expenditures and free cash flow will be weighted at 20%. We believe that free cash flow is a useful metric because it measures performance for a period of time and includes all elements affecting operating cash flow, as compared to DSO, which is a point in time measure and measures only the impact of accounts receivable on operating cash flow. If the change to free cash flow is not approved by the shareholders at the annual company meeting, then DSO will remain in the calculation and will be weighted at 20%. The following chart details these anticipated changes to our cash bonus program metrics:

FY 2010		FY 2011 Proposed	
Measure	**Weight**	**Measure**	**Weight**
Revenue ($M)	21%	Revenue ($M)	20%
Operating Income ($M)	21%	Operating Income	30%
DEPS	21%	Net Orders ($M)	30%
Orders ($M)	21%	FCF	20%
DSO (Q4)	16%	Total	100%
Total	100%		

The second change is the adoption of an executive physical benefit for our named executive officers and other senior management and executive officers. This benefit was recommend by the CEO and approved by the Compensation and Personnel Committee. The intent of this benefit is to maintain the health of members of our core executive team who are crucial to the day-to-day operations and long-term success of the organization. This taxable benefit provides an annual reimbursable expense up to $8,000 per fiscal year and is intended to cover an executive level physical that is not covered by our core medical insurance program. Executives will only be reimbursed for the portion of the $8,000 that is used. If an expense is not submitted then the executive forfeits all rights to the $8,000 benefit.

The third change is the stock option to restricted stock ratio used for equity awards. During fiscal 2010, we used a ratio of three stock options to every one share of restricted stock granted. This ratio was applied to all equity grants made throughout the company. Beginning in fiscal 2011, we have established a tiered approach for the stock option to restricted stock ratio. Named executive officers will receive a ratio of four stock options for every one share of restricted stock. This change results in a larger component of performance based equity (i.e. stock options) being provided to the executives who have a greater influence on the performance of the company.

Compensation Risk Assessment

The Compensation and Personnel Committee believes that the design and mix of our compensation program appropriately encourages our employees to focus on the creation of long-term shareholder value while also serving to attract, retain and motivate needed talent. We believe our approach to setting company and individual goals with target payouts at multiple levels of performance, encourages a level of risk-taking behavior consistent with the company's business. We also believe we have allocated our compensation among base salary, annual cash incentives and long-term equity compensation in such a way as to not encourage excessive risk-taking.

In its discussions, the Compensation and Personnel Committee noted the following attributes of our compensation program:

- There is a balance between short- and long-term financial and strategic objectives, which reward managers for continuous improvement in earnings and growth in stockholder value.
- A significant portion of our management compensation is "at risk" and dependent upon the achievement of specific company-wide strategic operational and financial goals, as well as individual goals and associated performance that is objectively determined with verifiable results. These corporate goals have pre-established minimum, target and stretch performance level goals, with individual metric and overall maximums.

- The Compensation and Personnel Committee considers other qualitative measures in determining actual compensation payouts.
- A significant portion of our executives' total compensation consists of stock options and restricted stock. The equity awards generally vest at a rate of 25% per year on the first four anniversaries of the date of grant, which we believe encourages our executives to focus on the company's long term performance.
- We have adopted a clawback policy that entitles the company to require reimbursement of any annual cash incentive payment or annual equity award from named executive officers and other recipients if financial results determining incentive payments or equity awards are subsequently the subject of a substantial restatement of the company's financial statements filed with the SEC and upon the occurrence of other specified events.

Based on this review and the currently known facts and circumstances, the Compensation and Personnel Committee's belief is that the company's compensation policies and practices, individually and in the aggregate, do not create known risks that are reasonably likely to have a material adverse effect on the company.

Reconciliation of Non-GAAP Financial Measures (Unaudited)
(in thousands, except share and per share amounts)

The financial measures shown below, including operating income, as adjusted, net income, as adjusted and diluted earnings per share, as adjusted, are non-GAAP financial measures. We believe these non-GAAP measures provide investors with useful supplemental information regarding underlying business trends and performance of our ongoing operations and are useful for period-over-period comparisons of such operations. These measures are not calculated through the application of GAAP and are not the required form of disclosure by the SEC. As such, they should not be considered as substitutes for the most directly comparable GAAP measures and should not be used in isolation, but in conjunction with these GAAP measures. The use of any non-GAAP measure may produce results that vary from the GAAP measure and may not be comparable to a similarly defined non-GAAP measure used by other companies. Reconciliations to the most directly comparable GAAP financial measures are included in the table below.

	Year Ended June 30, 2010
Operating income, as reported	$ 61,093
Add: Impairment of goodwill and long-lived assets	61,315
Less: Settlement of claims against Era sellers	(3,361)
Non-GAAP operating income, as adjusted	$119,047
Net income, as reported	18,415
Add: Impairment of goodwill and long-lived assets	61,315
Less: Settlement of claims against Era sellers	(3,361)
Less: Income tax effect of the items above	(523)
Non-GAAP net income, as adjusted	$ 75,846
Less: allocation of earnings to unvested restricted shares	(888)
Non-GAAP net income for the computation of earnings per share	$ 74,958
Diluted weighted-average shares outstanding, as reported	57,259
Diluted earnings per share, as reported	$ 0.32
Non-GAAP diluted earnings per share, as adjusted	$ 1.31

COMPENSATION AND PERSONNEL COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation and Personnel Committee has reviewed the Compensation Discussion and Analysis and discussed that analysis with the company's management. Based on its review and discussions with management, the Compensation and Personnel Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated into the Annual Report on Form 10-K for the fiscal year ended June 30, 2010. [1]

Compensation and Personnel Committee
Mr. David H. Langstaff (Chairman)
Miles R. Gilburne
W. Robert Grafton
Dr. Gail R. Wilensky

[1] The material in this report is not "soliciting material," is furnished to, but not deemed "filed" with, the SEC and is not deemed to be incorporated by reference in any filing of the company under the Securities Act of 1933, as amended, or the Securities Act, or the Exchange Act, other than the company's Annual Report on Form 10-K, where it shall be deemed to be "furnished," whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the fiscal years ended June 30, 2010, 2009 and 2008 earned by or paid to our Chairman, our President and CEO, our Chief Financial Officer, and our three additional most highly-compensated executive officers, referred to as our named executive officers, as determined in accordance with applicable SEC rules (to the extent these individuals were named executive officers for any such years).

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary (1)	Bonus (2)	Stock Awards (3)	Option Awards (3)	Non-Equity Incentive Plan Compensation (4)	All Other Compensation (5)	Total
Ernst Volgenau, ...	2010	$195,000	$ —	$ —	$ —	$ —	$ 4,375	$ 199,375
Chairman	2009	195,000	—	—	—	—	4,375	199,375
	2008	195,000	—	—	—	—	4,375	199,375
Stanton D. Sloane, ...	2010	680,000	—	—	84,537	626,441	19,375	1,410,353
President and Chief	2009	677,500	125,000	—	164,638	403,136	76,375	1,446,649
Executive Officer	2008	650,000	125,000	—	43,727	325,812	100,375	1,244,914
Richard J. Nadeau, (6)	2010	401,667	—	—	—	334,466	4,375	740,508
Executive Vice President and Chief Financial Officer	2009	32,500	15,000	119,729	412,963	13,000	—	593,192
Timothy J. Atkin, (7)	2010	350,000	—	197,045	237,970	291,480	1,851	1,078,346
Executive Vice President and Chief Operating Officer	2009	307,708	—	292,893	129,077	170,322	1,519	901,519
Joseph P. Burke, (8)	2010	310,000	—	193,872	234,139	258,168	4,375	1,000,554
Senior Vice President, Offerings and Products	2009	297,917	—	150,018	—	176,138	4,375	628,448
Jeffrey J. Rydant, (9) .... Senior Vice President, Marketing & Sales	2010	300,000	—	170,961	206,469	249,840	4,375	931,645

(1) On August 1, 2008, the Compensation and Personnel Committee increased Dr. Sloane's salary from $650,000 to $680,000.

(2) The bonus for Dr. Sloane of $125,000 in fiscal 2008 and fiscal 2009 represent the second and final installments, respectively, of his hiring bonus. The bonus for Mr. Nadeau of $15,000 in fiscal 2009 represents a one-time signing bonus.

(3) The amounts in these columns represent the aggregate grant date fair value computed in accordance with ASC 718. A discussion of the assumptions used in calculating these values may be found in "Note 1—Summary of Significant Accounting Policies" in the 2010 Annual Report on Form 10-K.

(4) In fiscal 2008, our executive cash incentive bonuses were paid over a three year period, with 70% of the earned amount paid at the end of the fiscal year for which it was initially earned. The remaining 30% was paid in equal amounts of 15% at the end of the next two fiscal years, as long as the executive remained employed by our company. Amounts in this column for fiscal 2008 reflect 70% of the bonuses earned for the indicated fiscal year and 15% of the bonuses earned for each of the two prior fiscal years. In fiscal 2009, our executive cash incentive bonuses were paid over a one year period, with payment of 100% of the bonus earned for the indicated fiscal year, 30% of the bonus earned for fiscal 2008 and 15% of the bonus earned for fiscal 2007. The actual amount earned under the annual incentive plan by Dr. Sloane was $442,400, $256,221 and $626,441, in fiscal 2008, 2009 and 2010. The actual amount earned under the annual incentive plan by Mr. Atkin was $102,574 and $291,480, in fiscal 2009 and 2010. The actual amount earned under the annual incentive plan by Mr. Burke was $108,000 and $258,168, in fiscal 2009 and 2010. The actual amount earned under the annual incentive plan by Mr. Nadeau was $13,000 (prorated for one month of employment) and $334,466, in fiscal 2009 and 2010 respectively.

(5) For Dr. Sloane for fiscal 2008 and fiscal 2009, this amount consists of both his $8,000 monthly housing allowance and his annual 401(k) company matching contribution. His housing allowance was guaranteed for a period of two years. For Dr. Sloane for fiscal 2010, this amount consists of a reimbursement of $15,000 for legal fees incurred during the negotiation of his employment agreement and his annual 401(k) company matching contribution. For the other named executive officers, this amount consists of their annual 401(k) company matching contributions.
(6) Mr. Nadeau was appointed Executive Vice President and Chief Financial Officer effective June 1, 2009. His fiscal 2009 salary reflects one month of employment.
(7) Mr. Atkin was appointed Chief Operating Officer and Executive Vice President on December 22, 2008 and was not a named executive officer in fiscal 2008.
(8) Mr. Burke was not a named executive officer in fiscal 2008.
(9) Mr. Rydant was not a named executive officer in fiscal 2008 or 2009.

Grants of Plan-Based Awards

The following table sets forth information regarding cash incentive awards, options granted and restricted stock awards made to our named executive officers during fiscal 2010. All of these awards were granted under our 2002 Plan.

Grants of Plan-Based Awards - Fiscal 2010

Name of Executive	Grant Date (1)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards Threshold ($) (2)	Target ($) (2)	Maximum ($) (2)	All Other Stock Awards: Number of Shares of Stock or Units(#) (3)	All Other Option Awards: Number of Securities Underlying Options(#) (3)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) (4)
Ernst Volgenau	—	—	—	—	—	—	—	—
Stanton D. Sloane	8/17/2009	0	$680,000	$1,149,200	—	10,458	$20.08	$ 84,537
Richard J. Nadeau	—	0	321,293	542,985	—	—	—	—
Timothy J. Atkin	8/17/2009	0	280,000	473,200	9,813	29,439	20.08	435,015
Joseph P. Burke	8/17/2009	0	248,000	419,120	9,655	28,965	20.08	428,011
Jeffrey R. Rydant	8/17/2009	0	240,000	405,600	8,514	25,542	20.08	377,430

(1) Equity grants made to the executive officers effective August 17, 2009 were based upon the Compensation and Personnel Committee's evaluation of the executive's performance for fiscal 2009.

(2) The amount set forth in the "target" column represents the target annual cash incentive plan payment established for each named executive officer. The amount in the "threshold" column represents the minimum that would be earned if qualitative multiplier or the quantitative multiplier was 0. The amount under the "maximum" column represents the maximum that could be earned if the qualitative multiplier was 1.0 and the quantitative multiplier was 1.69, which are the highest multipliers attainable in each case.

The actual amount earned under our annual cash incentive plan by each of the named executive officers for fiscal 2010 performance was as follows: Stanton Sloane, $626,441; Richard Nadeau, $334,466; Timothy Atkin, $291,480; Joseph Burke, $258,168; and Jeffrey Rydant, $249,840. Mr. Volgenau does not participate in the annual cash incentive plan and therefore did not receive a payment in fiscal 2010.

A complete description of our annual cash incentive plan, and the determination of the target amounts for each named executive officer, is found in the Compensation Discussion and Analysis of this Proxy Statement, in the section entitled "Annual Cash Incentives."

(3) Amounts in these columns reflect restricted stock and options granted to named executive officers in fiscal 2010 under the 2002 Plan. The restricted stock and options vest over a four-year period, at a rate of 25% per year.

(4) The amounts in these columns represent the aggregate grant date fair value computed in accordance with ASC 718.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information regarding outstanding stock options and restricted stock awards held by our named executive officers as of fiscal 2010 year-end on June 30, 2010. Stock options granted prior to May 2002 were granted under our 1994 Stock Option Plan. Stock options and restricted stock awards granted after May 2002 were granted under our 2002 Plan.

Outstanding Equity Awards at Fiscal Year End

		Option Awards				Stock Awards	
Name of Executive	**Grant Date**	**Number of Shares Underlying Unexercised Options Exercisable (#) (1)**	**Number of Shares Underlying Unexercised Options Unexercisable (#) (1)**	**Option Exercise Price ($) (2)**	**Option Expiration Date (3)**	**Number of Shares that Have Not Vested (#) (1)**	**Market Value of Shares that Have Not Vested ($) (4)**
Ernst Volgenau		—	—	—	—	—	—
Stanton D. Sloane	5/7/2007	150,000	50,000	$25.8100	5/7/2017	31,250	$614,687
	8/13/2007	2,306	2,306	25.5900	8/13/2017	—	—
	8/15/2008	4,725	14,175	23.3600	8/15/2018	—	—
	8/17/2009	—	10,458	20.0800	8/17/2019	—	—
Richard J. Nadeau	6/1/2009	14,025	42,075	17.8700	6/1/2019	5,025	98,842
Timothy J. Atkin	8/5/2004	5,810	—	21.1300	8/5/2014	—	—
	8/4/2005	20,150	—	35.4000	8/4/2015	—	—
	8/7/2006	3,298	1,099	25.1050	8/7/2016	275	5,409
	8/13/2007	2,532	2,532	25.5900	8/13/2017	634	12,471
	2/8/2008	—	—	—	—	1,750	34,422
	8/15/2008	—	—	—	—	6,420	126,281
	2/16/2009	6,500	19,500	14.2900	2/16/2019	4,875	95,891
	8/17/2009	—	29,439	20.0800	8/17/2019	9,813	193,022
Joseph P. Burke	6/30/2000	5,418	—	4.7685	6/30/2015	—	—
	6/30/2001	9,096	—	4.2500	6/30/2016	—	—
	8/15/2002	18,960	—	12.4000	8/15/2017	—	—
	8/7/2003	11,820	—	16.7950	8/7/2013	—	—
	8/5/2004	15,540	—	21.1300	8/5/2014	—	—
	8/4/2005	17,400	—	35.4000	8/4/2015	—	—
	8/7/2006	3,626	1,208	25.1050	8/7/2016	302	5,940
	8/13/2007	2,406	2,406	25.5900	8/13/2017	602	11,841
	5/9/2008	—	—	—	—	1,750	34,422
	8/15/2008	—	—	—	—	4,815	94,711
	8/17/2009	—	28,965	20.0800	8/17/2019	9,655	189,914
Jeffrey R. Rydant	8/15/2008	—	—	—	—	4,500	88,515
	8/17/2009	—	25,542	20.0800	8/17/2019	8,514	167,470

(1) In each case, the option or restricted stock award vests in 25% increments on the first four anniversaries of the grant date. All options listed are nonqualified stock options.

(2) For options granted subsequent to April 2007, the exercise price is equal to the closing price of our class A common stock on the NYSE on the date of grant. Option grants made prior to April 2007 have an exercise price equal to the average of the high and low trading prices of the class A common stock on the date of grant.

(3) The expiration date is 10 years from the grant date, except for grants made between June 30, 1999 and August 15, 2002, in which case the expiration date is 15 years from the grant date.

(4) Based on $19.67 per share, the closing price of our class A common stock on June 30, 2010, the last trading day of fiscal 2010.

Stock Option Exercises and Restricted Stock Vesting

The following table provides information on (1) stock option exercises by the named executive officers during fiscal 2010, including the number of shares acquired upon exercise and the value realized, and (2) the number of shares acquired upon the vesting of restricted stock awards held by the named executive officers in fiscal 2010 and the value realized.

Option Exercises and Stock Vested – Fiscal 2010

	Option Awards		Stock Awards	
Name of Executive	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (1)
Ernst Volgenau	—	—	—	—
Stanton D. Sloane	—	—	31,250(2)	659,062
Richard J. Nadeau	—	—	1,675(3)	35,610
Timothy J. Atkin	—	—	5,234(4)	98,265
Joseph P. Burke	—	—	3,085(5)	62,253
Jeffrey R. Rydant	—	—	1,812(6)	36,649

(1) Based on the closing price per share of our class A common stock on the vesting date.

(2) Represents vesting of the third 25% of a 125,000 restricted stock share grant awarded on May 7, 2007.

(3) Represents vesting of the first 25% of a 6,700 restricted stock share grant awarded on June 1, 2009.

(4) Represents vesting of the third 25% of a 1,100 restricted stock share grant awarded on August 7, 2006, the second 25% of a 1,268 restricted stock share grant awarded on August 13, 2007, the second 25% of a 3,500 restricted stock share grant awarded on February 8, 2008, the first 25% of a 8,562 restricted stock share grant awarded on August 15, 2008 and the first 25% of a 6,500 restricted stock share grant awarded on February 16, 2009.

(5) Represents vesting of the third 25% of a 1,209 restricted stock share grant awarded on August 7, 2006, the second 25% of a 1,204 restricted stock share grant awarded on August 13, 2007, the second 25% of a 3,500 restricted stock share grant awarded on May 9, 2008, and the first 25% of a 6,422 restricted stock share grant awarded on August 15, 2008.

(6) Represents vesting of the fourth 25% of a 1,250 restricted stock share grant awarded on September 15, 2005 and the first 25% of a 6,000 restricted stock share grant awarded on August 15, 2008.

Non Qualified Deferred Compensation

The following table summarizes the compensation deferred during fiscal 2010 by the named executive officers under the Deferred Compensation Plan for Key Employees of SRA International, Inc., or the 1995 Plan, and the 2005 Deferred Compensation Plan for Key Employees of SRA International, Inc., or the 2005 Plan, both of which are irrevocable "rabbi trusts." A rabbi trust is a grantor trust, the assets of which are reachable by our creditors in the event of a bankruptcy.

Fiscal 2010 Nonqualified Deferred Compensation

Name of Executive	Executive Contributions in Fiscal 2010	Registrant Contributions in Fiscal 2010	Aggregate Earnings in Fiscal 2010	Aggregate Withdrawals/ Distributions	Aggregate Balance at Fiscal 2010 End
Ernst Volgenau	—	—	—	—	—
Stanton D. Sloane	—	—	—	—	—
Richard J. Nadeau	—	—	—	—	—
Timothy J. Atkin	—	—	$ 83	—	$62,829
Joseph P. Burke	—	—	—	—	—
Jeffrey R. Rydant	—	—	141	46,105	92,351

During fiscal 2010, executives were permitted to voluntarily defer up to 50% of their base salary and up to 100% (less statutory tax withholding) of their paid cash incentive bonus into the 2005 Plan. At the time a deferral election is made, the executive may elect the time and manner of distribution, subject to Internal Revenue Service regulations, including recent 409A legislation. Salary and bonus amounts deferred remain assets of our company during the period of deferral. Once deferred, the executive may request that we invest their deferrals in a variety of mutual funds managed by Fidelity Investments. Since 2005, executives may no longer contribute to the 1995 Plan, although their balances and deferral elections remain in place pursuant to their original elections. Deferrals may be invested similar to the 2005 Plan.

Potential Payments Upon Termination or Change of Control

Pursuant to the employment agreements we have entered into with Dr. Sloane and Mr. Nadeau, and the agreements associated with their equity grants, they are entitled to specified benefits in the event of termination of or change in employment under specified circumstances, including following a change in control of our company. Dr. Sloane and Mr. Nadeau currently are the only named executive officers with these benefits.

Involuntary Termination. *Dr. Sloane:* Dr. Sloane will be entitled to the following severance benefits in the event of an involuntary termination without "cause", as defined in his agreement, whether before or after a change of control: (i) all wages earned prior to the termination of employment; (ii) all accrued but unused personal leave; (iii) up to 18 months of company paid health, dental, and vision coverage under COBRA, on an after tax basis; (iv) a distribution of all deferred compensation in accordance with the terms of the relevant deferred compensation plan; (v) lump-sum cash severance payment equal to Dr. Sloane's annual base salary and target annual bonus; (vi) a prorated annual bonus for the year of termination at our sole discretion, based on the Board's determination of projected performance; and (vii) immediate vesting of all unvested nonqualified stock options and restricted stock shares. The monthly company-paid COBRA benefits will be discontinued in the event Dr. Sloane becomes covered under the benefit plans and programs of any subsequent employer. Post-termination payment of cash bonus amounts, continuation of Dr. Sloane's employee benefits, and immediate vesting of all unvested nonqualified stock options and restricted stock shares are contingent upon his execution of an agreement releasing SRA from any and all liability relating to his employment, and his compliance with the confidentiality, non-competition and non-solicitation covenants set forth or incorporated in his employment agreement.

Pursuant to the terms of his employment agreement, "cause" generally means: (i) a breach of the terms of the employment agreement; (ii) any allegation reasonably determined by the company to be credible of any act of fraud, embezzlement, misappropriation of assets, or dishonesty; (iii) disloyalty to SRA by knowingly and intentionally aiding a competitor resulting in material harm to SRA; (iv) knowingly violation of state or federal law that directly relates to the business affairs of SRA; (v) gross negligence in performing duties, conviction or a crime or misdemeanor, any action that harms our reputation or relationship with customers, stockholders or employees; or (vi) the failure to maintain the necessary governmental clearances. "Good reason" generally means: (i) a material diminution in the executive's duties or responsibilities or (ii) a material change in his principal place of employment such that his commuting distance has increased by more than fifty miles.

Mr. Nadeau: Mr. Nadeau will be entitled to the following severance benefits in the event of an involuntary termination without "cause" or termination for "good reason", whether before or after a change of control: (i) all wages earned but unpaid prior to the termination date, payable within 60 days of termination; (ii) all accrued but unused personal leave, payable within 60 days of termination; (iii) distributions under the deferred compensation plan, if Mr. Nadeau participated in such plan; (iv) a lump sum payment of any annual cash bonus earned and unpaid from the previous two fiscal years as of the termination date; (v) twelve (12) months of his base salary and (vi) for twelve months, the monthly amount equal to the cost of COBRA coverage, each payable in accordance with our normal payroll practices then in effect.

If Mr. Nadeau is terminated for "cause", voluntarily terminates his employment or his employment is terminated upon his death or disability, he is entitled to receive (i) all wages earned but unpaid prior to the termination date, payable within 60 days of termination; (ii) all accrued but unused personal leave, payable within 60 days of termination; and (iii) distributions under the deferred compensation plan, if Mr. Nadeau participates in such plan. He may elect to continue his health coverage under COBRA at his cost. Mr. Nadeau's employment agreement also contains provisions whereby Mr. Nadeau agreed to protection of our proprietary information, a one year non-competition obligation and a two year non-solicitation obligation.

Under the terms of his agreement, "cause" generally means: (i) a breach of the terms of the employment agreement; (ii) any allegation reasonably determined by the company to be credible of any act of fraud, disloyalty, negligence in performing duties, a crime or misdemeanor, any action that harms our reputation or relationship with customers, stockholders or employees; or (iii) the failure to maintain the necessary governmental clearances. "Good reason" generally means: (i) a material diminution in the executive's duties or responsibilities or (ii) a material change in Mr. Nadeau's principal place of employment such that his commuting distance has increased by more than fifty miles.

The following table sets forth an estimate of the benefits that would have accrued for Dr. Sloane in the event employment had been terminated without cause as of the end of fiscal 2010.

Benefit	Estimated Value ($)
Vesting of options and restricted shares (1)	$ 614,687
Cash severance payment (2)	2,040,000
Continuation of benefits for 18 months (3)	34,461
Total potential payments	$2,689,148

(1) Based on the number of shares that vest multiplied by $19.67, the closing price of our class A common stock on June 30, 2010, the last trading day of fiscal 2010, and, in the case of options, after deducting the aggregate exercise price of the options that vest.

(2) Includes Dr. Sloane's annual salary of $680,000 as of June 30, 2010, his target annual bonus for fiscal 2010 of $680,000, as set forth in his employment agreement, dated May 28, 2010, and his potential prorated annual bonus for year of termination of $680,000.

(3) Based on employer cost of premiums and other benefit costs in effect on the last day of fiscal 2010.

The following table sets forth an estimate of the benefits that would have accrued for Mr. Nadeau in the event employment had been terminated without cause, or if he terminated his employment for "good reason" as of the end of fiscal 2010.

Benefit	Estimated Value ($)
Base salary continuation for 12 months	$410,000
Continuation of COBRA for 12 months (1)	12,705
Unvested annual cash incentives (2)	—
Total potential payments	$422,705

(1) Based on employer cost of premiums in effect on the last day of fiscal 2010.

(2) Beginning in fiscal 2009, all annual cash incentives were paid out at 100%. There is no unvested portion as of June 30, 2010.

Change of Control. The following tables set forth an estimate of the benefits that would have accrued to Dr. Sloane and Mr. Nadeau in the event our company had experienced a change of control, as such term is defined in their respective employment agreements, as of the end of fiscal 2010.

Dr. Sloane: In the event of a change in control that results in Dr. Sloane not receiving an offer of employment to serve as the President and CEO of the surviving entity, or parent company thereof, then all of

Dr. Sloane's outstanding, unvested nonqualified stock options and restricted stock will vest as of the effective date of the change in control. For the purpose of his agreement, change in control means the consummation of a merger, reorganization, consolidation or similar transaction, unless our voting stock represents more than 50% of the voting power of the surviving entity, or stockholder approval of the sale of all or substantially all SRA assets or a plan of liquidation of SRA, unless our voting stock represents more than 50% of the voting power of the purchasing entity.

Mr. Nadeau: If, upon a change in control, we become a subsidiary of the acquiror and Mr. Nadeau is not offered the position of Chief Financial Officer or an operating sector leader, or, if upon a change in control, we do not become a subsidiary of the acquiror and Mr. Nadeau is not offered the position of Chief Financial Officer or operating sector leader, then Mr. Nadeau shall receive the following benefit, as applicable:

- If Mr. Nadeau is offered a position with the material responsibilities of a Chief Financial Officer or operating sector leader of a division roughly equal to the size of the company prior to the change in control, then 80% of all unvested nonstatutory options and shares of restricted stock shall vest in full as of the date of the change in control, and provided that Mr. Nadeau remains employed with the acquiror or the company for one year following the change in control, the remaining 20% of such unvested nonqualified options and restricted stock shall vest as of the one year anniversary of the change in control; or

- If Mr. Nadeau does not receive, in connection with the change in control, an offer of employment with the material responsibilities of a Chief Financial Officer or operating sector leader of a division roughly equal to the size of the company prior to the change in control, then all of the unvested nonqualified options and restricted stock shall vest in full as of the date of the change in control.

For purposes of his agreement, "change in control" generally means the occurrence of any of the following: (i) a new significant stockholder acquires more than 35% of the voting power of the company, subject to certain exceptions; (ii) a material change in the composition of our Board of Directors; or (iii) a merger, reorganization, asset sale or similar transaction, subject to certain exceptions.

Benefit	Dr. Sloane Estimated Value
Vesting of options and restricted shares (1)	$614,687

Benefit	Mr. Nadeau Estimated Value 80%	Mr. Nadeau Estimated Value 100%
Vesting of options and restricted shares (1)	$139,661	$174,577

(1) Based on the number of shares that vest multiplied by $19.67, the closing price of our class A common stock on June 30, 2010, the last trading day of fiscal 2010, and, in the case of options, after deducting the aggregate exercise price of the options that vest.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information about the securities authorized for issuance under our equity compensation plans as of June 30, 2010:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(a)	Weighted-average exercise price of outstanding options, warrants and rights(b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a)) (1)
Equity compensation plans approved by security holders	5,724,327	20.61	9,983,185(2)
Equity compensation plans not approved by security holders	—	—	—
Total	5,724,327	20.61	9,983,185(2)

(1) In addition to being available for future issuance upon exercise of options that may be granted after June 30, 2010, the 9,794,014 shares available for future issuance under the 2002 Plan may instead be issued in the form of restricted stock or other equity-based awards.

(2) Includes 9,794,014 shares of class A common stock issuable under our 2002 Plan. Under the terms of the 2002 Plan, the number of shares available for issuance is automatically increased every July 1, through fiscal year 2012, by an amount equal to the lesser of (i) 2,352,940 shares of class A common stock, (ii) 3% of the outstanding shares of class A common stock and class B common stock on such date or (iii) an amount determined by our Board of Directors. On July 1, 2010, an additional 1,725,959 shares of class A common stock were reserved for issuance under the terms of the 2002 Plan pursuant to this automatic increase provision. The amount reported in this column also includes 189,171 shares issuable under our 2004 Employee Stock Purchase Plan, including shares issuable in connection with the current offering period, which ends on September 30, 2010.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Kathleen Yoshida, the daughter of Mr. Burke, is employed by us as a senior principal. For fiscal 2010, her salary and other compensation paid by us totaled $155,943.

Ms. Yoshida participates in our 401(k) plan and is eligible to receive matching contributions in accordance with company policy, and received equity awards in fiscal 2010 of an amount consistent with the fiscal 2010 equity award grants made to similarly situated employees.

The Board of Directors has adopted a policy that all transactions between us, on the one hand, and our officers, Directors, greater than 5% stockholders and their respective immediate family members and affiliates, on the other hand, must be (i) approved by a majority of the disinterested members of the Board of Directors and (ii) on terms no less favorable to us than could be obtained from unaffiliated third parties. Transactions involving compensation for services provided to us as an employee, Director, consultant or similar capacity by a related person are not covered by this policy.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation and Personnel Committee during fiscal 2010 were Mr. Langstaff, Admiral Giambastiani, and Dr. Wilensky. No member of the Compensation and Personnel Committee was at any time during fiscal 2009 an officer or employee of our company or any of our subsidiaries, and no member has ever served as an executive officer of our company. None of our executive officers serves or, during fiscal 2010, served as a member of the board of directors or the Compensation and Personnel Committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation and Personnel Committee.

AUDIT AND FINANCE COMMITTEE REPORT

The Audit and Finance Committee reviewed our audited financial statements for the fiscal year ended June 30, 2010 and discussed these financial statements with our management and Deloitte & Touche LLP, our independent registered public accounting firm. Management is responsible for the preparation, presentation, and integrity of our financial statements and for the appropriateness of the accounting principles and reporting policies we use. The independent registered public accounting firm is responsible for auditing our financial statements and for reviewing our unaudited interim financial statements. The Audit and Finance Committee is responsible for monitoring and overseeing these processes.

The Audit and Finance Committee has also received from, and discussed with, our independent registered public accounting firm various communications that they are required to provide to the Audit and Finance Committee, including, as amended, the matters required to be discussed by Statement on Auditing Standards No. 61, SAS 61, *Communication with Audit Committees*, as adopted by the Public Company Accounting Oversight Board in Rule 3200T. SAS 61 requires our independent registered public accounting firm to discuss with our Audit and Finance Committee, among other things, the following:

- methods to account for significant, unusual transactions;
- the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;
- the process used by management in formulating particularly sensitive accounting estimates and the basis for the independent registered public accounting firm's conclusions regarding the reasonableness of those estimates; and
- disagreements, if any, with management over the application of accounting principles, the basis for management's accounting estimates and the disclosures in the financial statements.

The Audit and Finance Committee has received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit and Finance Committee concerning independence. In addition, the Audit and Finance Committee discussed with the independent registered public accounting firm its independence from us. The Audit and Finance Committee also considered whether the independent registered public accounting firm's provision of other, non-audit related services to us are compatible with maintaining such auditors' independence.

Based on its discussions with management and the independent registered public accounting firm, and its review of the representations and information provided by management and the independent registered public accounting firm, the Audit and Finance Committee recommended to our Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2010.[1]

Audit and Finance Committee
John W. Barter (Chairman)
Miles R. Gilburne
W. Robert Grafton
William T. Keevan

[1] No portion of this Audit and Finance Committee Report shall be deemed to be incorporated by reference into any filing under the Securities Act, or the Exchange Act, as amended, through any general statement incorporating by reference in its entirety the Proxy Statement in which this report appears, except to the extent that the company specifically incorporates this report or a portion of it by reference. In addition, this report shall not be deemed filed under either the Securities Act or the Exchange Act.

PROPOSAL 2—APPROVAL OF THE SRA INTERNATIONAL, INC. 2010 INCENTIVE PLAN

We are requesting that the stockholders vote in favor of adopting the 2010 Plan, which was approved by the Board of Directors on July 27, 2010, as an amendment and restatement of our existing incentive plan, the 2002 Plan. In addition to providing cash incentive compensation, if approved by stockholders, the 2010 Plan will become the sole plan for providing equity-based incentive compensation to eligible employees, officers, Directors, consultants and advisors.

We believe that the use of incentive compensation is important to the company to attract, retain and motivate needed talent. The purpose of the 2010 Plan is to promote outstanding performance. The 2010 Plan gives the company the ability to provide these incentives through the issuance of options, restricted stock, restricted stock units, performance awards and other stock-based awards. The 2010 Plan is designed to allow the grant of awards to qualify as performance-based compensation under Section 162(m) of the Code, so that the compensation paid pursuant to such awards will be deductible for federal income tax purposes.

Summary of the 2010 Plan

The following is a summary of the material provisions of the 2010 Plan. A copy of the 2010 Plan is attached to this Proxy Statement as Appendix A.

Description of Awards

The 2010 Plan provides for the grant (each, an "Award") of cash, incentive stock options within the meaning of Section 422 of the Code ("incentive stock options"), options not intended to qualify as incentive stock options ("nonstatutory stock options"), restricted stock awards, restricted stock unit awards, performance awards and other stock-based awards.

Incentive Stock Options and Nonstatutory Stock Options. Optionees receive the right to purchase a specified number of shares of class A common stock at a specified option price and subject to such other terms and conditions as are specified in connection with the option grant. Options will be granted at an exercise price, that is no less than the fair market value of the class A common stock on the date of grant. The Compensation and Personnel Committee determines the period of time during which an option may be exercised, as well as any vesting schedule, except that no option may be exercised more than ten years after the date of grant.

Payment for class A common stock upon exercise of incentive stock options and nonstatutory stock options may be made (i) in cash or by check, payable to the order of the company; (ii) except as the Compensation and Personnel Committee may otherwise provide in a particular option agreement, by delivery of an irrevocable and unconditional undertaking by a creditworthy broker to deliver promptly to the company sufficient funds to pay the exercise price, or delivery by the participant to the company of a copy of irrevocable and unconditional instructions to a creditworthy broker to deliver promptly to the company cash or a check sufficient to pay the exercise price; (iii) by delivery of shares of class A common stock provided that such payment is permitted under applicable law and the shares were owned by the participant for such period as required by the Compensation and Personnel Committee; (iv) to the extent permitted by the option agreement, by directing the company to withhold from the shares to be issued upon exercise of the option a number of shares having a fair market value not in excess of the aggregate exercise price of the option being exercised, with the payment of the balance by any of the foregoing means; or (v) through any combination of the foregoing methods of payment.

Restricted Stock Awards. Restricted stock awards entitle recipients to acquire shares of class A common stock, subject to the right of the company to repurchase all or part of such shares from the recipient in the event that the conditions specified in the applicable awards are not satisfied prior to the end of the applicable restriction period established for such award. The Compensation and Personnel Committee will determine the terms and conditions, including repurchase (or forfeiture) conditions and the issue price, if any, of any restricted stock award.

Restricted Stock Unit Awards. Restricted stock unit awards provide for the issuance of shares of class A common stock (or the cash equivalent, as determined by the Compensation and Personnel Committee), subject to the terms and conditions in the award agreement.

Performance Awards. The Compensation and Personnel Committee may grant awards that provide for the payment of cash or the issuance of shares to a participant subject to the attainment of one or more performance goals that are intended to comply with Section 162(m) of the Code, and such other terms and conditions as may be determined by the Compensation and Personnel Committee. The maximum cash amount payable to any employee pursuant to all performance awards granted to the employee during a calendar year may not exceed $3 million.

Performance goals may be based on:

- earnings (including earnings before interest, taxes, depreciation and amortization);
- earnings per share (including without limitation on a diluted basis);
- sales;
- revenues (including without limitation labor-based revenue for services performed by employees as distinct from labor performed by subcontractors);
- expenses (including without limitation sales and general administrative expenses);
- cash flow (including without limitation free cash flow);
- economic value added;
- total shareholder return;
- return on assets;
- equity or invested capital;
- customer or client orders (value of new contracts awarded);
- days sales outstanding (as a measure of the time required to collect accounts receivable after earning revenue);
- employee satisfaction (as measured by employee surveys or otherwise);
- voluntary attrition (as a measure of employee satisfaction);
- regulatory compliance;
- satisfactory internal or external audits;
- improvement of financial ratings;
- achievement of balance sheet or income statement objectives;
- implementation or completion of one or more projects or transactions (including mergers, acquisitions, dispositions, and restructurings);
- working capital; or
- any other objective goals established by the Compensation and Personnel Committee.

The performance goals may be based on the performance of the company, the performance of one or more of the company's affiliates, or the performance of the department, branch, or division in which the participant works.

Other Stock-Based Awards. Under the 2010 Plan, the Compensation and Personnel Committee has the right to grant other awards based upon common stock, having such terms and conditions as the Compensation and Personnel Committee may determine, including the grant of shares based upon certain conditions, the grant of securities convertible into class A common stock and the grant of stock appreciation rights, provided that in no event will any such stock appreciation rights have a term in excess of ten years or a per share price that is less than the fair market value of a share on the date of grant of the stock appreciation right.

Shares Available for Issuance Under the 2010 Plan

The maximum number of shares of class A common stock available for issuance under the 2010 Plan is 11.2 million shares as of September 1, 2010 (subject to adjustment in connection with changes in capitalization and reorganization events described under "Certain Other Events" below). Each option and stock appreciation right granted under the 2010 Plan after August 31, 2010 reduces the available shares by one share for each share subject to the option or stock appreciation right. Each other Award granted after August 31, 2010 under the 2010 Plan reduces the available shares by two shares for each share subject to the Award.

If after August 31, 2010 any Award granted under the 2010 Plan (including Awards under the 2002 Plan prior to its amendment and restatement) expires or is terminated, surrendered, canceled without having been fully exercised or paid, or is forfeited or settled for cash, the unused shares of class A common stock covered by such Award will again be available for grant under the 2010 Plan, subject, however, in the case of incentive stock options to any limitations under the Code. Shares that again become available for grant will be added back as one share for each share under an option and stock appreciation right and as two shares for each share subject to any other Award.

The following shares will not be added to the shares available for grant: (i) shares withheld by the company or tendered by the participant in payment of withholding taxes or the exercise price of an Award and (ii) shares repurchased by the company on the open market with the proceeds of the exercise price of an Award. In addition, the full number of shares subject to an option or stock appreciation right shall reduce the shares available for grant regardless of the number of shares actually issued on settlement of the option or stock appreciation right.

Shares covered by or issued under Awards made in substitution for options and other awards granted by a corporation (i) merged into or consolidated with the company (ii) or a substantial portion of the property or stock of which is acquired by the company do not reduce the maximum number of shares that may be issued under the 2010 Plan.

Per Participant Limit

The maximum number of shares of class A common stock with respect to which awards can be granted to any participant during a calendar year is one million shares.

Equity Compensation Plan Information

The following table provides the number of shares subject to outstanding awards and the under the 2002 Plan as of August 31, 2010:

Number of Stock Options Outstanding	6,228,951
Weighted Average Exercise Price	$ 20.53
Weighted Average Term (in years)	6.0
Number of Unvested Restricted Shares	865,104

Although there were approximately 10,610,575 shares available for future grant under the 2002 Plan as of August 31, 2010, as described above the available shares under the 2010 Plan (which is an amendment and restatement of the 2002 Plan) as of September 1, 2010 is 11.2 million shares. If approved by stockholders, the 2010 Plan will become the sole plan for providing equity-based incentive compensation to eligible employees, officers, Directors, consultants and advisers.

Eligibility to Receive Awards

Officers, employees, Directors of, and consultants and advisors to the company are eligible to be granted Awards under the 2010 Plan. Under present law, however, incentive stock options may be granted only to employees.

As of August 31, 2010, the company had 7,091 employees, including officers, and eight (8) non-employee Directors. All employees and non-employee Directors were eligible to participate in the 2010 Plan. The number of individuals receiving Awards varies from year to year depending on various factors, such as the number of promotions and the company's hiring needs during the year, and thus the company cannot now determine future Award recipients.

On September 16, 2010 the last reported sale price of the class A common stock on NYSE was $19.89 per share.

Administration

The 2010 Plan is administered by the Committee, or such other committee as may be designated by the Board. Each member of the Committee, which for purposes of Section 162(m) must have at least two members, must: (i) meet the standards of independence necessary to be classified as an "outside director" for purposes of Section 162(m); and (ii) be a non-employee Director for the purposes of Rule 16b-3 under the Exchange Act, as amended.

Subject to the provisions of the 2010 Plan, the Committee has the authority to select the persons to whom Awards are granted and determine the terms of each Award, including (i) the number of shares of class A common stock covered by options and the dates upon which such options become exercisable, (ii) the exercise price of options, (iii) the duration of options and (iv) the number of shares of class A common stock subject to any restricted stock or other stock-based Awards and the terms and conditions of such Awards, including conditions for repurchase, issue price and repurchase price. The Committee may delegate to one or more executive officers the authority to grant Awards to employees or officers of the company, provided the Committee will fix the terms of Awards to be granted by such executive officers.

The Compensation Committee may amend, modify or terminate any outstanding Award, including without limitation, substituting another Award of the same or a different type, and converting an incentive stock option into a nonstatutory stock option, subject to the participant's consent if such amendment, modification or termination would materially or adversely affect the participant. Except in connection with a reorganization or certain changes in capitalization, the terms of outstanding Awards may not be amended to reduce the exercise price of outstanding options or stock appreciation rights, and further no outstanding options or stock appreciation rights may be cancelled in exchange for cash, other Awards, or options or stock appreciation rights with an exercise price that is less than the exercise price of the cancelled options or stock appreciation rights without stockholder approval.

The Compensation Committee may also accelerate the date on which an award becomes exercisable in full or in part, becomes free of some or all restrictions or conditions or becomes realizable in full or in part, as the case may be.

Duration, Amendment and Termination

The 2010 Plan will automatically terminate on July 27, 2020, but the vesting and effectiveness of Awards granted before those dates may extend beyond those dates. The Board may amend, suspend or terminate the 2010 Plan or any portion thereof at any time.

No Transfer of Awards for Value

Except as determined by the Compensation and Personnel Committee or provided in the award agreement, no Award under the 2010 Plan may be assigned, transferred or pledged except by will or the laws of descent and distribution. In no event may an Award be transferred for value (other than to the company).

No Repricing

The 2010 Plan prohibits the repricing of an option or stock appreciation right (except in connection with changes in capitalization and reorganization events described under "Certain Other Events" below) unless shareholder approval is obtained. For purposes of the 2010 Plan, a "repricing" means a reduction in the exercise price of an option or stock appreciation right, and the cancellation of an option or stock appreciation right in exchange for cash or another Award.

Dividends and Dividend Equivalents

The terms of an Award, other than an option or stock appreciation right, may provide a participant with the right, subject to such terms and conditions as the Committee may specify, to receive dividend payments or dividend equivalent payments with respect to shares of class A common stock covered by such Award, which payments (i) may be either made currently or credited to an account established for the participant, (ii) may be made contingent upon the achievement of one or more performance goals, and (iii) may be settled in cash or shares of class A common stock, as determined by the Committee; provided, however, that in no event will any dividends or dividend equivalents be paid out with respect to any unvested performance Awards.

Certain Other Events

Upon the occurrence of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any distribution to holders of class A common stock other than a normal cash dividend, the Committee will make adjustments to the number and class of securities available under the 2010 Plan, the maximum number of shares with respect to which Awards may be granted to any participant per calendar year under the 2010 Plan, the number and class of security and exercise price subject to each outstanding option, the repurchase price subject to each outstanding restricted stock award, and the terms of each other outstanding stock-based award to the extent that the Committee determines in good faith that such adjustments are necessary and appropriate and that such change in capitalization not a "reorganization event" (as defined below).

In the event of a proposed liquidation or dissolution of the company, the Committee will upon written notice to the participants provide that all then unexercised options (whether vested or unvested) will (i) become exercisable in full as of a specified time at least ten business days prior to the effective date of such liquidation or dissolution and (ii) terminate effective upon such liquidation or dissolution, except to the extent exercised before such effective date. The Committee may also specify the effect of liquidation or dissolution on any restricted stock award or other award granted under the 2010 Plan at the time of the grant of such award.

In the event of a reorganization event (as defined below), the Committee will provide for such changes and adjustments, if any, to outstanding Awards as it may deem equitable, including without limitation: (i) adjusting the number or kind of shares subject to Awards and/or their exercise price (in the case of options and stock appreciation rights); (ii) providing for a substitution or assumption of the Award; and/or (iii) canceling all or a portion of an outstanding Award (including unvested Awards to the extent determined by the Committee) in exchange for, in the case of each affected Award, a cash payment in an amount equal to the fair value of the Award. The fair value of an option will be deemed to be the excess, if any, of the fair market value of the shares of class A common stock covered by the option over the aggregate exercise price of the option (in such event if an option has a per share exercise price that is equal to, or in excess of, the fair market value of a share, the option will be canceled and terminated without any payment or consideration therefor), and the fair value of a stock appreciation right will be determined in a corresponding manner and will be subject to cancellation in the same manner as an option where its exercise price is equal to, or in excess of, the fair market value of a share of class A common stock. For purposes of the 2010 Plan, a "reorganization event" is any merger or consolidation of the company with or into another entity or any exchange of all the class A common stock of the company for cash, securities or other property pursuant to a share exchange transaction.

Federal Income Tax Information

The following is a general summary of the current federal income tax treatment of Awards, which are authorized to be granted under the 2010 Plan, based upon the current provisions of the Code. The rules governing the tax treatment of such awards are technical, so the following discussion of tax consequences is necessarily general in nature and does not purport to be complete. In addition, statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances. Finally, this discussion does not address the tax consequences under applicable state and local law.

Incentive Stock Options. A participant generally will not recognize income on the grant or exercise of an incentive stock option. However, the difference between the exercise price and the fair market value of the stock on the date of exercise is an adjustment item for purposes of the alternative minimum tax. If a participant does not exercise an incentive stock option within certain specified periods after termination of employment, the participant will recognize ordinary income on the exercise of an incentive stock option in the same manner as on the exercise of a nonqualified stock option, as described below.

Nonqualified Stock Options, Restricted Stock Units, Performance Awards, Other Stock-Based Awards, and Dividend Equivalents. A participant generally is not required to recognize income on the grant of a nonqualified stock option, restricted stock units, a performance award, a stock award, or dividend equivalents. Instead, ordinary income generally is required to be recognized on the date the nonqualified stock option is exercised, or in the case of restricted stock units, performance awards, stock awards, and dividend equivalents, upon the issuance of shares and/or the payment of cash pursuant to the terms of the award. In general, the amount of ordinary income required to be recognized: (i) in the case of a nonqualified stock option, is an amount equal to the excess, if any, of the fair market value of the shares on the exercise date over the exercise price; and (ii) in the case of restricted stock units, performance awards, stock awards, and dividend equivalents, the amount of cash and/or the fair market value of any shares received in respect of the award, plus the amount of taxes withheld from such amounts.

Restricted Stock. Unless a participant who receives an award of restricted stock makes an election under Section 83(b) of the Code as described below, the participant generally is not required to recognize ordinary income on the award of restricted stock. Instead, on the date the shares vest (i.e., become transferable or no longer subject to forfeiture), the participant will be required to recognize ordinary income in an amount equal to the excess, if any, of the fair market value of the shares on such date over the amount, if any, paid for such shares. If a participant makes a Section 83(b) election to recognize ordinary income on the date the shares are awarded, the amount of ordinary income required to be recognized is an amount equal to the excess, if any, of the fair market value of the shares on the date of award over the amount, if any, paid for such shares. In such case, the participant will not be required to recognize additional ordinary income when the shares vest.

Gain or Loss on Sale or Exchange of Shares. In general, gain or loss from the sale or exchange of shares granted or awarded under the 2010 Plan will be treated as capital gain or loss, provided that the shares are held as capital assets at the time of the sale or exchange. However, if certain holding period requirements are not satisfied at the time of a sale or exchange of shares acquired upon exercise of an incentive stock option (a "disqualifying disposition"), a participant generally will be required to recognize ordinary income upon the disqualifying disposition.

Deductibility by the Company. The company generally is not allowed a deduction in connection with the grant or exercise of an incentive stock option. However, if a participant is required to recognize income as a result of a disqualifying disposition, the company will be entitled to a deduction equal to the amount of ordinary income so recognized. In general, in the case of a nonqualified stock option (including an incentive stock option that is treated as a nonqualified stock option, as described above), restricted stock, restricted stock units, performance awards, other stock-based awards, and dividend equivalents, the company will be allowed a deduction in an amount equal to the amount of ordinary income recognized by a participant, provided that certain income tax reporting requirements are satisfied.

Parachute Payments. Where payments to certain employees that are contingent on a change in control exceed limits specified in the Code, the employee generally is liable for a 20% excise tax on, and the corporation or other entity making the payment generally is not entitled to any deduction for, a specified portion of such payments. The Committee may make awards as to which the vesting thereof is accelerated by a change in control of the company. Such accelerated vesting would be relevant in determining whether the excise tax and deduction disallowance rules would be triggered with respect to certain company employees.

Performance-Based Compensation. Subject to certain exceptions, Section 162(m) disallows federal income tax deductions for compensation paid by a publicly-held corporation to certain executives to the extent the amount paid to an executive exceeds $1 million for the taxable year. The 2010 Plan has been designed to allow the Committee to grant Awards that qualify under an exception to the deduction limit of Section 162(m) for "performance-based compensation." The company's ability to grant Awards that qualify as "performance-based compensation" for Section 162(m) purposes is subject to stockholder approval of the 2010 Plan.

Tax Rules Affecting Nonqualified Deferred Compensation Plans. Section 409A of the Code imposes tax rules that apply to "nonqualified deferred compensation plans." Failure to comply with, or to qualify for an exemption from, the rules with respect to an award could result in significant adverse tax results to the award recipient including immediate taxation upon vesting, an additional income tax of 20 percent of the amount of income so recognized, plus an interest-related tax.

Accounting Treatment

Under present accounting rules, the grant of options will result in a charge against the company's earnings, based upon the fair market value of the option at the date of the grant, over the vesting period of the option. Stock grants (including performance awards) result in a charge against the company's earnings based on the grant date price of the awards given. The charge will be recognized over the vesting period of the award, if applicable.

Board Recommendation

THE BOARD OF DIRECTORS BELIEVES THAT THE APPROVAL OF THE 2010 PLAN IS IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS AND THEREFORE RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" THIS PROPOSAL.

PROPOSAL 3—RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit and Finance Committee of the Board of Directors has selected the firm of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending on June 30, 2011. Deloitte & Touche LLP has served as our independent registered public accounting firm since March 2002. The Audit and Finance Committee, in its discretion, may select a different independent registered public accounting firm at any time during the fiscal year, if it determines that such a change would be in the best interests of the company and its stockholders. Although stockholder approval of the Audit and Finance Committee's selection of Deloitte & Touche LLP is not required by law, the Board of Directors believes that it is advisable to give stockholders an opportunity to ratify this selection. If this proposal is not approved at the Annual Meeting, the Board of Directors may reconsider the selection of Deloitte & Touche LLP.

Representatives of Deloitte & Touche LLP are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so and will also be available to respond to appropriate questions from stockholders.

Independent Registered Public Accounting Firm's Fees

The following table summarizes the fees of Deloitte & Touche LLP, our independent registered public accounting firm, billed to us for each of the last two fiscal years. All services provided by Deloitte & Touche LLP were approved by the Audit and Finance Committee.

Fee Category	Fiscal Year Ended June 30, 2010	Fiscal Year Ended June 30, 2009
Audit Fees (1)	$1,043,000	$925,600
Audit Related Fees (2)	—	35,000
Total Fees	$1,043,000	$960,600

(1) "*Audit fees*" consist of fees for the audit of our financial statements, the review of the interim financial statements included in our quarterly reports on Form 10-Q, and other professional services provided in connection with statutory and regulatory filings or engagements. Fiscal 2009 audit fees have been adjusted to reflect an additional $65,600 in fees billed subsequent to filing the fiscal 2009 Proxy Statement.

(2) "*Audit-related fees*" in fiscal 2009 related to fees associated with responding to an SEC Comment Letter.

Pre-Approval Policies and Procedures

The Audit and Finance Committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by our independent registered public accounting firm. This policy generally provides that we will not engage our independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the Audit and Finance Committee or the engagement is entered into pursuant to one of the pre-approval procedures described below.

From time to time, the Audit and Finance Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next twelve months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount.

The Audit and Finance Committee has also delegated to the Chairman of the Audit and Finance Committee the authority to approve any audit or non-audit services to be provided to us by our independent registered public accounting firm. Any approval of services by the Chairman of the Audit and Finance Committee pursuant to this delegated authority is reported at the next meeting of the Audit and Finance Committee.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2011.

OTHER MATTERS

This proxy statement and accompanying notice of meeting provide notice that the stockholders will be asked to vote on the election of the company's nominees and the adoption of proposals 2 and 3 at the Annual Meeting. In accordance with the company's By-Laws, no persons other than the company's nominees may be nominated for Director election or elected at the Annual Meeting and no business may be transacted at the meeting except the election of the company's nominees and the stockholder vote on the adoption of proposals 2 and 3 and such other matters as may be brought before the meeting by or at the direction of the Board or an authorized Committee of the Board. If any other matters are properly presented at the Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote, or otherwise act, in accordance with their judgment on such matters.

All costs of solicitation of proxies will be borne by SRA. In addition to solicitations by mail, our Directors, officers and employees, without additional remuneration, may solicit proxies by telephone, personal interviews, or other means, and SRA reserves the right to retain outside agencies for the purpose of soliciting proxies. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the owners of stock held in their names, and, as required by law, SRA will reimburse them for their out-of-pocket expenses in this regard.

Preliminary voting results will be announced at the Annual Meeting. Final voting results will be published in our current report on Form 8-K to be filed with the SEC on or about November 3, 2010.

STOCKHOLDER PROPOSALS FOR 2010 ANNUAL MEETING

Pursuant to the Exchange Act Rule 14a-8(e), proposals of stockholders, and stockholder nominees for Director election, intended to be presented at the 2010 annual meeting of stockholders must be received by SRA at our principal office at 4300 Fair Lakes Court, Fairfax, VA 22033, Attention: Corporate Secretary, not later than May 21, 2011 for inclusion in the proxy statement for that meeting.

Under our Amended and Restated By-laws, proposals of stockholders intended to be presented at the 2011 annual meeting of stockholders (other than matters included in our proxy statement pursuant to Rule 14a-8(e)) must be received by our Corporate Secretary at our principal office in Fairfax, Virginia (i) not later than 60 days nor earlier than 90 days prior to the first anniversary of the 2010 Annual Meeting or (ii) if the date of the 2011 annual meeting is advanced by more than 30 days or delayed by more than 30 days from the first anniversary of the 2010 Annual Meeting, (a) not earlier than the 60th day prior to the 2011 annual meeting and (b) not later than the later of the 60th day prior to the 2010 annual meeting and the 10th day following the day that notice of the date of the 2011 annual meeting was mailed or public disclosure of that date was made, whichever first occurs. A copy of our Amended and Restated By-laws may be obtained from our Corporate Secretary. A stockholder should carefully read our Amended and Restated By-laws to comply with the notice requirements for such stockholder proposals and stockholder nominees for Director.

By Order of the Board of Directors,

Mark D. Schultz, Secretary

September 17, 2010

APPENDIX A

SRA INTERNATIONAL, INC.
2010 INCENTIVE PLAN

1. Purpose

The purpose of this 2010 Incentive Plan (the "Plan") of SRA International, Inc., a Delaware corporation (the "Company"), is to advance the interests of the Company's stockholders by enhancing the Company's ability to attract, retain and motivate persons who make (or are expected to make) important contributions to the Company by providing such persons with equity ownership opportunities and performance-based incentives and thereby better aligning the interests of such persons with those of the Company's stockholders. Except where the context otherwise requires, the term "Company" shall include any of the Company's present or future parent or subsidiary corporations as defined in Sections 424(e) or (f) of the Internal Revenue Code of 1986, as amended, and any regulations promulgated thereunder (the "Code") and any other business venture (including, without limitation, joint venture or limited liability company) in which the Company has a controlling interest, as determined by the Committee (as hereinafter defined).

2. Eligibility

All of the Company's employees, officers, Directors, consultants and advisors are eligible to be granted Options, Restricted Stock, Restricted Stock Units, Performance Awards and Other Stock-Based Awards (each, an "Award") under the Plan. Each person who has been granted an Award under the Plan shall be deemed a "Participant."

3. Administration and Delegation

Administration by Compensation and Personnel Committee: The Plan will be administered by the Compensation and Personnel Committee of the Board of Directors of the Company (the "Board") or such other committee or subcommittee as may be designated by the Board (the committee or subcommittee administering the Plan, being the "Committee"). The Committee shall have authority and discretion to grant Awards, interpret the terms of the Plan and Awards and to adopt, amend and repeal such administrative rules, guidelines and practices relating to the Plan and Awards as it shall deem advisable. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent it shall deem expedient to carry the Plan into effect and it shall be the sole and final judge of such expediency. All decisions by the Committee shall be made in the Committee's sole discretion and shall be final and binding on all persons having or claiming any interest in the Plan or in any Award. No Director or person acting pursuant to the authority delegated by the Committee shall be liable for any action or determination relating to or under the Plan made in good faith. All references in the Plan to the "Committee" shall mean the Committee or the executive officers referred to in Section 3(b) to the extent that the Committee's powers or authority under the Plan have been delegated to such executive officers.

(a) Delegation to Executive Officers. To the extent permitted by applicable law, the Committee may, subject to such terms and conditions as it may specify, delegate to one or more executive officers of the Company the power to grant Awards to employees or officers of the Company or any of its present or future subsidiary corporations and to exercise such other powers under the Plan as the Committee may determine, provided that the Committee shall fix the terms of the Awards to be granted by such executive officers (including the exercise price of such Awards (if applicable), which may include a formula by which the exercise price will be determined) and the maximum number of shares subject to Awards that the executive officers may grant; provided further, however, that no executive officer shall be authorized to grant Awards to any "executive officer" of the Company (as defined by Rule 3b-7 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) or to any "officer" of the Company (as defined by Rule 16a-1 under the Exchange Act).

4. Stock Available for Awards

(a) Number of Shares. Subject to adjustment under Section 11, the maximum number of shares of class A common stock, $.004 par value per share, of the Company (the "Common Stock" or "Shares") that may be issued under the Plan is 11.2 million Shares effective as of September 1, 2010. For purposes of counting Shares available under this Plan (i) each Option and stock appreciation right granted under this Plan after August 31, 2010 shall reduce the number of Shares available for grant by one (1.0) Share for every one Share granted, and (ii) each Award of Restricted Stock, Restricted Stock Units, Performance Awards, and Other Stock-Based Awards (not including stock appreciation rights) granted under this Plan shall reduce the number of Shares available for grant by two (2.0) Shares for every one Share granted after August 31, 2010. If after August 31, 2010 any Award granted under this Plan (including as in effect prior to the date of this amendment and restatement of the Plan) expires or is terminated, surrendered or canceled without having been fully exercised or paid or is forfeited or settled for cash in whole or in part (including as the result of shares of Common Stock subject to such Award being repurchased by the Company at the original issuance price pursuant to a contractual repurchase right), any shares of Common Stock that are not issued or are forfeited shall again be available for the grant of Awards under the Plan, subject, however, in the case of Incentive Stock Options, to any limitations under the Code. Shares that again become available for grant pursuant to the preceding sentence shall be added back as (i) one (1) share if the Shares were subject to an Option or stock appreciation right, and (ii) as two (2.0) shares if the Shares were subject to an Award other than an Option or stock appreciation right. Notwithstanding the foregoing, (i) Shares withheld or tendered to pay withholding taxes or the exercise price of an Award shall not be available for the grant of Awards under the Plan and (ii) the full number of Shares subject to an Option or stock appreciation right granted that are settled by the issuance of Shares shall be counted against the Shares authorized for issuance under this Plan, regardless of the number of Shares actually issued upon the settlement of such Option or stock appreciation right. Any Shares repurchased by the Company on the open market using the proceeds from the exercise of an Award shall not increase the number of Shares available for the future grant of Awards. Shares covered by or issued pursuant to Awards granted pursuant to Section 11(d) shall not reduce the number of Shares available for issuance under this Section 4(a), except in the case of Incentive Stock Options, to the extent required pursuant to regulations under Section 422 of the Code. Shares issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares.

(b) Per-Participant Limit. Subject to adjustment under Section 11, for Awards granted after the Common Stock is registered under the Securities Exchange Act of 1934 (the "Exchange Act"), the maximum number of Shares with respect to which Awards (excluding substitute Awards under Section 11(d), unless otherwise determined by the Committee) may be granted to any Participant under the Plan during any calendar year shall be 1,000,000 Shares. The per-Participant limit described in this Section 4(b) shall be construed and applied consistently with Section 162(m) of the Code as modified from time to time ("Section 162(m)").

5. Stock Options

(a) General. The Committee may grant options to purchase Common Stock (each, an "Option") and determine the number of shares of Common Stock to be covered by each Option, the exercise price of each Option and the conditions and limitations applicable to the exercise of each Option, including conditions relating to applicable federal or state securities laws, as it considers necessary or advisable. An Option which is not intended to be an Incentive Stock Option (as hereinafter defined) shall be designated a "Nonstatutory Stock Option".

(b) Incentive Stock Options. An Option that the Committee intends to be an "incentive stock option" as defined in Section 422 of the Code (an "Incentive Stock Option") shall only be granted to employees of the Company or any parent or subsidiary corporation and shall be subject to and shall be construed consistently with the requirements of Section 422 of the Code. The Company shall have no liability to a Participant, or any other party, if an Option (or any part thereof) which is intended to be an Incentive Stock Option does not, for any reason, qualify as an Incentive Stock Option.

(c) Exercise Price. The Committee shall establish the exercise price at the time each Option is granted and specify it in the applicable option agreement, provided that in no event shall the exercise price of an Option be less than the Fair Market Value of a Share on the date of grant of the Option. For purpose of the Plan, "Fair Market Value" means the closing price of a share of Common Stock on the New York Stock Exchange as of the relevant date or as otherwise determined by the Committee.

(d) Duration of Options. Each Option shall be exercisable at such times and subject to such terms and conditions as the Committee may specify in the applicable terms of the Award, provided that in no event shall an Option have a term in excess of ten years.

(e) Exercise of Option. Options may be exercised by delivery to the Company of a written notice of exercise signed by the proper person or by any other form of notice (including electronic notice) approved by the Committee together with payment in full as specified in Section 5(f) for the number of Shares for which the Option is exercised.

(f) Payment Upon Exercise. Common Stock purchased upon the exercise of an Option granted under the Plan shall be paid for as follows:

(g) in cash or by check, payable to the order of the Company;

(h) except as the Committee may, in its sole discretion, otherwise provide in an option agreement by (i) delivery of an irrevocable and unconditional undertaking by a creditworthy broker to deliver promptly to the Company sufficient funds to pay the exercise price and any required tax withholding or (ii) delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a creditworthy broker to deliver promptly to the Company cash or a check sufficient to pay the exercise price and any required tax withholding;

(i) when the Common Stock is registered under the Exchange Act, by delivery (including constructive delivery) of shares of Common Stock owned by the Participant valued at Fair Market Value, provided (i) such method of payment is then permitted under applicable law and (ii) such Common Stock, if acquired directly from the Company, was owned by the Participant for such period, if any, as may be required by the Committee;

(j) to the extent provided in the terms of an Option, by directing the Company to withhold from the Shares to be issued upon exercise of the Option (or portion thereof) being exercised a number of Shares having a Fair Market Value not in excess of the aggregate exercise price of the Option (or portion thereof) being exercised, with payment of the balance of the exercise price being made pursuant to any one or more of the preceding (1) through (3); or

(k) by any combination of the above permitted forms of payment.

6. Restricted Stock

(a) Grants. The Committee may grant Awards pursuant to which shares of Common Stock are issued to the Participant, subject to the right of the Company to repurchase all or part of such shares at their issue price or other stated or formula price (or to require forfeiture of such shares if issued at no cost) from the Participant in the event that conditions specified by the Committee in the applicable Award are not satisfied prior to the end of the applicable restriction period or periods established by the Committee for such Award (each, a "Restricted Stock Award").

(b) Terms and Conditions. The Committee shall determine the terms and conditions of any such Restricted Stock Award, including the conditions for repurchase (or forfeiture) and the issue price, if any.

(c) Stock Certificates. Any stock certificates issued in respect of a Restricted Stock Award shall be registered in the name of the Participant and, unless otherwise determined by the Committee, deposited by the Participant, together with a stock power endorsed in blank, with the Company (or its designee). At the expiration of the applicable restriction periods, the Company (or such designee) shall deliver the certificates no longer subject to such restrictions to the Participant or if the Participant has died, to the beneficiary designated, in a manner determined by the Committee, by a Participant to receive amounts due or exercise rights of the Participant in the event of the Participant's death (the "Designated Beneficiary"). In the absence of an effective designation by a Participant, Designated Beneficiary shall mean the Participant's estate.

7. Restricted Stock Unit Awards

(a) The Committee may, in its discretion, grant awards that provide for the issuance of Shares (or the cash equivalent thereof, as determined by the Committee) to a Participant at such time(s) as the Committee may specify, and subject to such other terms and conditions as the Committee may specify in the Award (each such Award being a "Restricted Stock Unit Award").

8. Performance Awards

(a) The Committee may, in its discretion, grant awards that provide for the payment of cash and/or issuance of Shares to a Participant subject to the attainment of one or more specified Performance Goals and such other terms and conditions as may be determined by the Committee (each such Award being a "Performance Award"). For purposes of Section 4(b) hereof, a Performance Award shall be deemed to cover a number of Shares equal to the maximum number of Shares that may be issued upon payment of the Award. The maximum cash amount payable to any Participant pursuant to all Performance Awards granted to the Participant during a calendar year shall not exceed $3 million.

9. Other Stock-Based Awards

The Committee shall have the right to grant other awards based upon the Common Stock ("Other Stock-Based Awards") having such terms and conditions as the Committee may determine, including the grant of shares based upon certain conditions, the grant of securities convertible into Common Stock and the grant of stock appreciation rights, provided that in no event shall any such stock appreciation rights have a term in excess of ten years or a per Share exercise price that is less the Fair Market Value of a Share on the date of grant of the stock appreciation right.

10. Performance-Based Awards

The Committee may, in its discretion, condition the grant, vesting, payment, or settlement of an Award upon the achievement of one or more Performance Goals. For this purpose "Performance Goals" means performance goals established by the Committee which may be based on earnings (including earnings before interest, taxes, depreciation and amortization), earnings per share (including without limitation on a diluted basis), sales, revenues (including without limitation labor-based revenue for services performed by employees as distinct from labor performed by subcontractors), expenses (including without limitation sales and general administrative expenses), cash flow (including without limitation free cash flow), economic value added, total shareholder return, return on assets, equity or invested capital, customer or client orders (value of new contracts awarded), days sales outstanding (as a measure of the time required to collect accounts receivable after earning revenue), employee satisfaction (as measured by employee surveys or otherwise), voluntary attrition (as a measure of employee satisfaction), regulatory compliance, satisfactory internal or external audits, improvement of financial ratings, achievement of balance sheet or income statement objectives, implementation or completion of one or more projects or transactions (including mergers, acquisitions, dispositions, and restructurings), working capital, or any other objective goals established by the Committee, and which may be absolute in their terms or measured against or in relationship to other companies comparably, similarly or otherwise situated. Such performance goals may be particular to a Participant or the department, branch, affiliate, or division in which the Participant works, or may be based on the performance of the Company, one or more affiliates, or the Company and one or more affiliates, and may cover such period as may be specified by the Committee.

11. Adjustments for Changes in Common Stock and Certain Other Events

(a) Changes in Capitalization. In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any distribution to holders of Common Stock other than a normal cash dividend, (i) the number and class of securities available under this Plan, (ii) the per-Participant limit set forth in Section 4(b), (iii) the number and class of securities and exercise price per share subject to each outstanding Option, (iv) the repurchase price per share, if any, subject to each outstanding Restricted Stock Award, and (v) the terms of each other outstanding Award shall be appropriately adjusted by the Company (or substituted Awards may be made, if applicable) to the extent the Committee shall determine, in good faith, that such an adjustment (or substitution) is necessary and appropriate. If this Section 11(a) applies and Section 11(c) also applies to any event, Section 11(c) shall be applicable to such event, and this Section 11(a) shall not be applicable.

(b) Liquidation or Dissolution. In the event of a proposed liquidation or dissolution of the Company, the Committee shall upon written notice to the Participants provide that all then unexercised Options (whether vested or unvested) will (i) become exercisable in full as of a specified time at least 10 business days prior to the effective date of such liquidation or dissolution and (ii) terminate effective upon such liquidation or dissolution, except to the extent exercised before such effective date. The Committee may specify the effect of a liquidation or dissolution on any Restricted Stock Award or other Award granted under the Plan at the time of the grant of such Award.

(c) Reorganization Events

(1) Definition. A "Reorganization Event" shall mean: (a) any merger or consolidation of the Company with or into another entity or (b) any exchange of all of the Common Stock of the Company for cash, securities or other property pursuant to a share exchange transaction.

(2) Consequences of a Reorganization Event on Awards. In the event of a Reorganization Event, the Committee shall provide for such changes and adjustments, if any, to outstanding Awards as it may deem equitable, including without limitation, (a) adjusting the number or kind of shares subject to Awards and/or their exercise price (in the case of Options and stock appreciation rights); (b) providing for a substitution or assumption of the Award; and/or (c) canceling all or a portion of an outstanding Award (including unvested Awards to the extent determined by the Committee) in exchange for, in the case of each affected Award, a cash payment in an amount equal to the fair value of the Award. The fair value of an Option shall be deemed to be the excess, if any, of the Fair Market Value of the Shares covered by the Option over the aggregate exercise price of the Option (it being understood that, in such event, if an Option has a per share exercise price that is equal to, or in excess of, the Fair Market Value of a Share, the Option will be canceled and terminated without any payment or consideration therefor), and the fair value of a stock appreciation right shall be determined in a corresponding manner and shall be subject to cancellation in the same manner as an Option where its exercise price is equal to, or in excess of, the Fair Market Value of a Share. No fractional shares or securities shall be issued pursuant to any adjustment made pursuant to this Section 11(c), and any fractional shares or securities resulting from any such adjustment shall be eliminated by rounding downward to the nearest whole share or security. All determinations required to be made under this Section 11(c) shall be made by the Committee in its discretion and shall be final and binding.

(d) Substitution of Awards. Notwithstanding anything to the contrary herein, Awards may, at the discretion of the Committee, be granted under the Plan in substitution for options and other awards covering capital stock of another corporation that is merged into, consolidated with, or all or a substantial portion of the property or stock of which is acquired by, the Company or one of its subsidiaries. The terms and conditions of the substitute Awards so granted may vary from the terms and conditions set forth in the Plan to such extent as the Committee may deem appropriate in order to conform, in whole or part, to the provisions of the awards in substitution for which they are granted, provided that in no event may a substitute Award that is an Option or a stock appreciation right have a term in excess of ten years.

12. General Provisions Applicable to Awards

(a) Transferability of Awards. Except as the Committee may otherwise determine or provide in an Award, Awards shall not be assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution, and, during the life of the Participant, shall be exercisable only by the Participant. In no event may an Award be transferred for value to any person other than the Company. References to a Participant, to the extent relevant in the context, shall include references to authorized transferees.

(b) Documentation. Each Award shall be evidenced in such form (written, electronic or otherwise) as the Committee shall determine including, but not limited to, resolutions of the Committee. Each Award may contain terms and conditions in addition to those set forth in the Plan, provided that they shall not be inconsistent with the Plan. Award terms may be established, supplemented, or modified by the terms of an effective employment or similar agreement between a Participant and the Company (an "Employment Agreement") and in the event of any conflict between an Employment Agreement and other document(s) establishing the terms of an Award, the terms of the Employment Agreement shall control unless expressly provided otherwise in the Employment Agreement or other document(s).

(c) Committee Discretion. The Committee shall have plenary authority and discretion, subject to the provisions of the Plan, to determine the persons to whom it grants Awards, the terms of all Awards, including without limitation, the exercise price of Options, the time or times at which Awards are granted, the number of Shares covered by Awards, and any Performance Goals applicable to Awards. Except as otherwise provided by the Plan, each Award may be made alone or in addition or in relation to any other Award. The terms of each Award need not be identical, and the Committee need not treat Participants uniformly.

(d) Termination of Status. The Committee shall determine the effect on an Award of the disability, death, retirement, authorized leave of absence or other change in the employment or other status of a Participant and the extent to which, and the period during which, the Participant, the Participant's legal representative, conservator, guardian or Designated Beneficiary may exercise rights under the Award, subject in each case to the terms of any applicable Employment Agreement.

(e) Withholding. Each Participant shall pay to the Company, or make provision satisfactory to the Committee for payment of, any taxes required by law to be withheld in connection with Awards to such Participant no later than the date of the event creating the tax liability. Except as the Committee may otherwise provide in an Award, when the Common Stock is registered under the Exchange Act, Participants may satisfy such tax obligations in whole or in part by delivery of shares of Common Stock, including retaining Shares that would otherwise be delivered to the Participant from the Award creating the tax obligation, valued at their Fair Market Value; provided, however, that the total tax withholding where stock is being used to satisfy such tax obligations cannot exceed the Company's minimum statutory withholding obligations (based on minimum statutory withholding rates for federal and state tax purposes, including payroll taxes, that are applicable to such supplemental taxable income). The Company may, to the extent permitted by law, deduct any such tax obligations from any payment of any kind otherwise due to a Participant.

(f) Amendment of Award. The Committee may at any time amend, modify or terminate any outstanding Award, including but not limited to, substituting therefor another Award of the same or a different type and converting an Incentive Stock Option to a Nonstatutory Stock Option, provided that the Participant's consent to such action shall be required unless the Committee determines that the action, taking into account any related action, would not materially and adversely affect the Participant. Notwithstanding the foregoing, except in connection with a Reorganization Event involving the Company or changes in capitalization (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of outstanding Awards may not be amended to reduce the exercise price of outstanding Options or stock appreciation rights, and further no outstanding Options or stock appreciation rights may be cancelled in exchange for cash, other Awards, or Options or stock appreciation rights with an exercise price that is less than the exercise price of the cancelled Options or stock appreciation rights without shareholder approval.

(g) Conditions on Delivery of Stock. The Company will not be obligated to deliver any shares of Common Stock pursuant to the Plan or to remove restrictions from shares previously delivered under the Plan until (i) all conditions of the Award have been met or removed to the satisfaction of the Company, (ii) in the opinion of the Company's counsel, all other legal matters in connection with the issuance and delivery of such shares have been satisfied, including any applicable securities laws and any applicable stock exchange or stock market rules and regulations, and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Company may consider appropriate to satisfy the requirements of any applicable laws, rules or regulations.

(h) Acceleration. The Committee may at any time provide that a stock-based Award shall become immediately exercisable in full or in part, free of some or all restrictions or conditions, or otherwise realizable in full or in part, as the case may be.

(i) Dividends and Dividend Equivalents. The terms of an Award, other than an Option or stock appreciation right, may provide a Participant with the right, subject to such terms and conditions as the Committee may specify, to receive dividend payments or dividend equivalent payments with respect to Shares covered by such Award, which payments (i) may be either made currently or credited to an account established for the Participant, (ii) may be made contingent upon the achievement of one or more Performance Goals, and (iii) may be settled in cash or Shares, as determined by the Committee; provided, however, that in no event shall any dividends or dividend equivalents be paid out with respect to any unvested performance Awards.

13. Miscellaneous

(a) Cancellation of Award; Forfeiture of Gain. Notwithstanding anything to the contrary contained herein, the agreement for an Award may (a) provide for the Award to be subject to any compensation cancellation, forfeiture or recovery policy of the Company relating to accounting restatements, misconduct, and/or other specified events or conditions and/or (b) provide other terms and conditions pursuant to which the compensation and benefits provided under the terms of an Award may be cancelled, forfeited, or recovered by the Company in the event of an accounting restatement due to material noncompliance by the Company with any financial reporting requirement under the securities laws or other specified circumstances.

(b) No Right To Employment or Other Status. No person shall have any claim or right to be granted an Award, and the grant of an Award shall not be construed as giving a Participant the right to continued employment or any other relationship with the Company. The Company expressly reserves the right at any time to dismiss or otherwise terminate its relationship with a Participant free from any liability or claim under the Plan, except as expressly provided in the applicable Award.

(c) No Rights As Stockholder. Subject to the provisions of the applicable Award, no Participant or Designated Beneficiary shall have any rights as a stockholder with respect to any shares of Common Stock to be distributed with respect to an Award until becoming the record holder of such shares. Notwithstanding the foregoing, in the event the Company effects a split of the Common Stock by means of a stock dividend and the exercise price of and the number of shares subject to such Option are adjusted as of the date of the distribution of the dividend (rather than as of the record date for such dividend), then an optionee who exercises an Option between the record date and the distribution date for such stock dividend shall be entitled to receive, on the distribution date, the stock dividend with respect to the shares of Common Stock acquired upon such Option exercise, notwithstanding the fact that such shares were not outstanding as of the close of business on the record date for such stock dividend.

(d) Effective Date of Amendment and Restatement and Term of Plan. This Plan constitutes an amendment and restatement of the SRA International, Inc. 2002 Stock Incentive Plan. This amendment and restatement of the Plan was approved by the Board on July 27, 2010 (the "Board Adoption Date"), subject to stockholder approval of the Plan at the first annual meeting of the Company's stockholders following the Board Adoption Date. The Plan shall become effective as of the date the Plan is approved by the Company's stockholders, except that (i) Section 4(a) of this Plan shall be effective as of the Board Adoption Date and shall apply to all Awards made under the Plan on or after September 1, 2010, and (ii) Sections 8 and 10 of the Plan shall be effective as of the Board Adoption Date and shall apply to Awards granted on or after the Board Adoption Date to the extent provided under the terms of the Award, subject in the case of both clauses (i) and (ii) to stockholder approval of the Plan. No Awards shall be granted under the Plan after the completion of ten years from the earlier of (i) the date on which this amendment and restatement of the Plan was adopted by the Board or (ii) the date this amendment and restatement of the Plan was approved by the Company's stockholders, but Awards previously granted may extend beyond that date.

(e) Amendment of Plan. The Board may amend, suspend or terminate the Plan or any portion thereof at any time, provided that to the extent required by Section 162(m), no Award granted to a Participant that is intended to comply with Section 162(m) after the date of such amendment shall become exercisable, realizable or vested, as applicable to such Award, unless and until such amendment shall have been approved by the Company's stockholders required by Section 162(m) (including the vote required under Section 162(m)).

(f) Authorization of Sub-Plans. The Committee may from time to time establish one or more sub-plans under the Plan for purposes of satisfying applicable blue sky, securities or tax laws of various jurisdictions. The Committee shall establish such sub-plans by adopting supplements to this Plan containing (i) such limitations on the Committee's discretion under the Plan as the Committee deems necessary or desirable or (ii) such additional terms and conditions not otherwise inconsistent with the Plan as the Committee shall deem necessary or desirable. All supplements adopted by the Committee shall be deemed to be part of the Plan, but each supplement shall apply only to Participants within the affected jurisdiction and the Company shall not be required to provide copies of any supplement to Participants in any jurisdiction which is not the subject of such supplement.

(g) Governing Law. The provisions of the Plan and all Awards made hereunder shall be governed by and interpreted in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law.



4300 FAIR LAKES COURT
FAIRFAX, VA 22033

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VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to SRA International, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M27165-P00323 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

SRA INTERNATIONAL, INC.

The Board of Directors recommends you vote FOR the following proposal(s):

	For All	Withhold All	For All Except
Vote on Directors	▢	▢	▢

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Proposal 1: Election of Directors

Nominees:

01)	John W. Barter	06)	Michael R. Klein
02)	Larry R. Ellis	07)	David H. Langstaff
03)	Miles R. Gilburne	08)	Stanton D. Sloane
04)	W. Robert Grafton	09)	Ernst Volgenau
05)	William T. Keevan	10)	Gail R. Wilensky

Vote on Proposals

	For	Against	Abstain
Proposal 2: Approval of 2010 Incentive Plan			
2. To approve the SRA International, Inc. 2010 Incentive Plan	▢	▢	▢
Proposal 3: Ratification of Selection of Auditor			
3. Ratification of Selection of Deloitte & Touche LLP as Independent Registered Public Accounting Firm	▢	▢	▢

IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF.

For address changes and/or comments, please check this box and write them on the back where indicated. ▢

Please indicate if you plan to attend this meeting. ▢ Yes ▢ No

The shares represented by this proxy, when properly executed, will be voted in the manner directed herein by the undersigned Stockholder(s). **If no direction is made, this proxy will be voted FOR the applicable nominees set forth in Proposal 1 and FOR items 2 and 3.** If any other matters properly come before the meeting, or if cumulative voting is required, the person or persons named in this proxy (or their substitutes) will vote in their discretion.

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Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and the Annual Report on Form 10-K are available at www.proxyvote.com.

M27166-P00323

SRA INTERNATIONAL, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY

PROXY FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD THURSDAY, OCTOBER 28, 2010

The stockholder(s) hereby appoint(s) Ernst Volgenau and Richard J. Nadeau, or either of them, as proxies, each with the power to appoint his/her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of SRA International, Inc. that the stockholder(s) is/are entitled to vote at the Annual Meeting of Stockholders to be held at 9:00 a.m., Eastern Time, on October 28, 2010, at The Tower Club, 8000 Towers Crescent Drive, Suite 1700, Vienna, VA 22182, and any adjournment or postponement thereof.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof, including, without limitation, to vote for the election of such substitute nominee(s) for director as such proxies may select in the event that any nominee(s) identified herein become(s) unable to serve.

This proxy, when properly executed, will be voted as directed by the stockholder(s). **If no such directions are made, this proxy will be voted FOR all proposals on the reverse side.** Attendance of the stockholder(s) at the meeting or at any adjournment or postponement thereof will not be deemed to revoke this proxy unless the stockholder(s) shall revoke this proxy in writing or shall deliver a subsequently dated proxy to the Secretary of the Company or shall vote in person at the Meeting.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE. YOUR INTERNET OR TELEPHONE VOTE AUTHORIZES THE NAMED PROXIES TO VOTE THE SHARES IN THE SAME MANNER AS IF YOU MARKED, SIGNED AND RETURNED YOUR PROXY CARD.

Address Changes/Comments: ______________________________

____

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

CONTINUED AND TO BE SIGNED ON REVERSE SIDE